3/19

07021880

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME KGHM Polska Miedz Spolka

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 2 0 2007
THOMSON FINANCIAL

FILE NO. 82- 04639 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]
DAT : 3/19/07

 EXEMPTION NUMBER: 82-4639

POLISH FINANCIAL SUPERVISION AUTHORITY

the Annual Report SA-R 2006

(In accordance with § 86, section 1, point 3 of the Decree of the Minister of Finance dated October 19, 2005 – Journal of Laws No 209, point 1744)
(for issuers of securities involved in production, construction, trade or services activities)

For the period from 1 January 2006 to 31 December 2006,
and for the prior period from 1 January 2005 to 31 December 2005 Publication date: 12 March 2007

KGHM Polska Miedź Spółka Akcyjna
(name of the issuer)

KGHM Polska Miedź S.A.	METALS INDUSTRY
(short name of the issuer)	(issuer branch title according to the Warsaw Stock Exchange)
59-301	Lubin
(postal code)	(city)
Marii Skłodowskiej-Curie	48
(street)	(number)
48 76 74 78 200	48 76 74 78 500
(telephone)	(fax)
IR@BZ.KGHM.pl	www.kghm.pl
(e-mail)	(www)
692-000-00-13	390021764
(NIP)	(REGON)

AR/S
12-31-06

PricewaterhouseCoopers Spółka z o.o.
(Entity entitled to audit financial statements)

The annual report includes:

☒ Auditor's opinion and auditor's report
☒ Declaration by the Management Board on the accuracy of the prepared financial statements
☒ Declaration by the Management Board regarding the entity entitled to audit financial statements
☒ The President of the Board's letter
☒ The annual financial statements:
- ☒ Introduction
- ☒ Balance sheet
- ☒ Income statement
- ☒ Statement of changes in equity
- ☒ Cash flow statement
- ☒ Additional information and explanations

☒ Management's report (Report on the Company's activities)

SELECTED FINANCIALS ITEMS	in '000 PLN 2006	in '000 PLN 2005	in '000 EUR 2006	in '000 EUR 2005
I. Net revenue from the sale of products, goods for resale and materials	11 669 730	8 000 085	2 992 929	1 988 439
II. Operating profit (loss)	4 201 169	2 508 698	1 077 471	623 542
III. Profit (loss) before taxation	4 053 351	2 634 563	1 039 561	654 826
IV. Net profit (loss)	3 395 130	2 289 356	870 747	569 024
V.Net cash flow from operations	2 581 655	2 505 102	662 116	622 649
VI. Net cash flow from investing activities	(35 861)	(552 819)	(9 197)	(137 404)
VII. Net cash flow from financing activities	(2 044 537)	(630 817)	(524 361)	(156 791)
VIII. Total net cash flow	501 257	1 321 466	128 558	328 454
IX. Total assets	12 506 119	10 977 254	3 264 283	2 843 995
X. Liabilities and provisions for liabilities	4 575 260	4 763 176	1 194 211	1 234 047
XI. Long term liabilities	29 552	40 489	7 714	10 490
XII. Short term liabilities	2 541 686	2 808 977	663 418	727 752
XIII. Equity	7 930 859	6 214 078	2 070 072	1 609 948
XIV. Share capital	2 000 000	2 000 000	522 030	518 162
XV. Number of shares	200 000 000	200 000 000	200 000 000	200 000 000
XVI. Earnings (loss) per ordinary share (in PLN/EUR)	16.98	11.45	4.35	2.85
XVII. Diluted earnings (loss) per ordinary share (in PLN/EUR)	16.98	11.45	4.35	2.85
XVIII. Net assets per share (in PLN/EUR)	39.65	31.07	10.35	8.05
XIX. Diluted net assets per share (in PLN/EUR)	39.65	31.07	10.35	8.05
XX. Declared or paid dividend per ordinary share (in PLN/EUR)	7.00	10.00	1.80	2.49

This report is a direct translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.

KGHM POLSKA MIEDŹ S.A.

AUDITOR'S OPINION AND REPORT ON THE FINANCIAL STATEMENTS FOR 2006

Lubin, March 2007

PRICEWATERHOUSECOOPERS

EXEMPTION NUMBER: 82-4639

PricewaterhouseCoopers Sp. z o.o.
Al. Armii Ludowej 14
00-638 Warszawa, Polska
Telefon +48 (0) 22 523 4000
Faks +48 (0) 22 523 4040
www.pwc.com/pl

Opinion of Independent Registered Auditor

To the General Shareholders' Meeting and the Supervisory Board of KGHM Polska Miedź S.A.

TRANSLATORS' EXPLANATORY NOTE

The following document is a free translation of the registered auditor's opinion and report of the above-mentioned Polish company. In Poland statutory accounts must be prepared and presented in accordance with Polish legislation and in accordance with the accounting principles and practices generally used in Poland.

The accompanying translated report has not been reclassified or adjusted in any way to conform to accounting principles generally accepted in countries other than in Poland, but certain terminology current in Anglo-Saxon countries has been adopted to the extent practicable. In the event of any discrepancy in interpreting the terminology, the Polish language version is binding.

We have audited the accompanying financial statements of KGHM Polska Miedź S.A. (hereinafter called *the Company*), ul. Marii Skłodowaskiej-Curie 48, Lubin, which comprise:

(a) introduction;

(b) the balance sheet as at 31 December 2006, showing total assets and total equity and liabilities of PLN 12,506,119 thousand;

(c) the income statement for the year ended 31 December 2006, showing a net profit of PLN 3,395,130 thousand;

(d) the statement of changes in equity for the year ended 31 December 2006, showing an increase in equity of PLN 1,716,781 thousand;

(e) the cash flow statement for the year ended 31 December 2006, showing a net increase in cash and cash equivalents of PLN 501,257 thousand;

(f) additional notes and explanations.

The Company's Management Board is responsible for preparing the financial statements and Directors' Report in accordance with applicable regulations. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our *audit in* accordance with the following regulations applicable in the Republic of Poland:

(a) the provisions of Chapter 7 of the Accounting Act of 29 September 1994 (uniform text, *Journal of Laws* of 2002, No. 76, item 694 with further amendments, hereinafter called *the Act*);

(b) auditing standards issued by the National Council of Registered Auditors in Poland.

PRICEWATERHOUSECOOPERS

Opinion of Independent Registered Auditor

to the General Shareholders' Meeting and the Supervisory Board of KGHM Polska Miedź S.A. (cont.)

Our audit was planned and performed to obtain reasonable assurance that the financial statements were free of material misstatements and omissions. The audit included examining, on a test basis, accounting documents and entries supporting the amounts and disclosures in the financial statements. The audit also included an assessment of the accounting policies applied by the Company and significant estimates made in the preparation of the financial statements as well as an evaluation of the overall presentation thereof. We believe that our audit provides a reasonable basis for our opinion.

The information in the Directors' Report for the year ended 31 December 2006 has been prepared in accordance with the provisions of the Decree of the Minister of Finance dated 19 October 2005 concerning the publication of current and periodic information by issuers of securities ("Decree" – Journal of Laws of 2005, No. 209, item 1744) and is consistent with the information presented in the audited financial statements.

In our opinion, and in all material respects, the accompanying financial statements:

(a) have been prepared on the basis of properly maintained accounting records;

(b) comply in form and content with the applicable laws and the Company's Memorandum of Association;

(c) give a fair and clear view of the Company's financial position as at 31 December 2006 and of the results of its operations for the year then ended, in accordance with the accounting policies applicable in the Republic of Poland, specified in the Accounting Act.

On behalf of PricewaterhouseCoopers Sp. z o.o. and conducting the audit:

Adam Celiński
Member of Management Board
Registered Auditor
No. 90033/7039

Registered Audit Company
No. 144

Warsaw, 5 March 2007 r.

KGHM Polska Miedź S.A.

Report of Independent registered auditor
on the financial statements
as at and for the year ended 31 December 2006

TRANSLATORS' EXPLANATORY NOTE

The following document is a free translation of the registered auditor's report of the above-mentioned Polish company. In Poland statutory accounts must be prepared and presented in accordance with Polish legislation and in accordance with the accounting principles and practices generally used in Poland.

The accompanying translated report has not been reclassified or adjusted in any way to conform to accounting principles generally accepted in countries other than in Poland, but certain terminology current in Anglo-Saxon countries has been adopted to the extent practicable. In the event of any discrepancy in interpreting the terminology, the Polish language version is binding.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers Sp. z o.o.
Al. Armii Ludowej 14
00-638 Warszawa, Polska
Telefon +48 (0) 22 523 4000
Faks +48 (0) 22 523 4040
www.pwc.com/pl

Registered Auditor's Report on the financial statements
To the General Shareholders' Meeting and Supervisory Board of KGHM Polska Miedź S.A.

This report has been prepared in connection with our audit of the financial statements of KGHM Polska Miedź S.A., ul. Marii Skłodowskiej-Curie 48, Lubin, (hereinafter called *the Company*). The audited financial statements comprise:

(a) introduction;

(b) the balance sheet as at 31 December 2006, showing total assets and total equity and liabilities of PLN 12,506,119 thousand;

(c) the income statement for the year ended 31 December 2006, showing a net profit of PLN 3,395,130 thousand;

(d) the statement of changes in equity for the year ended 31 December 2006, showing an increase in equity of PLN 1,716,781 thousand;

(e) the cash flow statement for the year ended 31 December 2006, showing a net increase in cash and cash equivalents of PLN 501,257 thousand;

(f) additional notes and explanations.

The financial statements were signed by the Company's Management Board and the official responsible for maintaining the accounting records on 5 March 2007. This report should be read in conjunction with the Opinion of Independent Registered Auditor to the General Shareholders' Meeting and the Supervisory Board of KGHM Polska Miedź S.A., signed on 5 March 2007. The opinion is a general conclusion drawn from the audit and involves assessing the materiality of individual audit findings rather than being a sum of all the evaluations of individual financial statement components. This assessment takes account of the impact of the facts noted on the truth and fairness of the financial statements as a whole.

This report contains 18 consecutively numbered pages and consists of:

On behalf of PricewaterhouseCoopers Sp. z o.o. and conducting the audit:

Adam Celiński
Member of Management Board
Registered Auditor
No. 90033/7039

Registered Audit Company
No. 144

Warsaw, 5 March 2007 r.

TRANSLATION ONLY

I. General information about the Company

(a) The Company was established as a result of the transformation of a state-owned enterprise, Kombinat Górniczo-Hutniczy Miedzi, on the basis of Art. 5 of the Act dated 13 July 1990 concerning the privatisation of state-owned enterprises (*Journal of Laws* No. 51, item 298, with subsequent amendments). The formation deed of the Company was drawn up at the Notary Public's Office No. 18 in Warsaw on 9 September 1991 and registered in Section No. 8648/91. On 29 June 2001, the Company was entered in the Commercial Register maintained by the District Court for Wrocław Fabryczna, the 9th Business Department of the National Court Register with the reference number KRS 23302.

(b) On 14 June 1993 the Company was assigned a tax identification number (NIP) 692-000-00-13 for the purpose of making tax settlements. On 13 August 2003 the Company was assigned a REGON number 390021764 for statistical purposes.

(c) As at 31 December 2006 the Company's share capital amounts to PLN 2,000,000,000 and consists of 200,000,000 shares, with a nominal value of PLN 10 per value.

(d) In the audited year, the Company's operations comprised mainly:

- metal ore mining;
- production of non-ferrous metals, precious metals, and salts;
- casting of light metals and non-ferrous metals;
- waste management;
- wholesale trading;
- geological and exploratory activities, research and technical analyses;
- professional rescue services.

(e) During the audited year the Management Board of the Company comprised:

• Marek Szczerbiak	President	until 10.02.2006 r.
• Krzysztof Skóra	President*	since 10.02.2006 r.
• Jarosław Andrzej Szczepek	I Vice- President	until 24.02.2006 r.
• Andrzej Krug	Vice- President**	until 24.02.2006 r.
• Robert Nowak	Vice- President	until 24.02.2006 r.
• Sławomir Pakulski	Vice- President	until 24.02.2006 r.
• Wiktor Błądek	Vice- President**	until 14.06.2006 r.
• Maksymilian Bylicki	I Vice- President	since 24.02.2006 r.
• Marek Fusiński	Vice- President	since 24.02.2006 r.
• Ireneusz Reszczyński	Vice- President	since 24.02.2006 r.
• Mirosław Biliński	Vice- President	since 24.02.2006 until 14.06.2006 r.
• Stanisław Kot	Vice- President	since 14.06.2006 r.

* On 10 February 2006 the Supervisory Board appointed Krzysztof Skóra, a Member of the Supervisory Board, to act as Chairman of the Management Board for a period of not more than three months. On 24 February 2006, the Company's Supervisory Board appointed Mr. Krzysztof Skóra Chairman of the Management Board of KGHM Polska Miedź S.A. after his resignation as Member of the Supervisory Board of KGHM Polska Miedź S.A.

** On 19 December 2005, the Supervisory Board suspended Wiktor Błądek, Deputy Chairman of the Management Board, and Andrzej Krug, Deputy Chairman of the Management Board, from their duties for a period of not more than three months. On 24 February 2006 the Supervisory Board decided to revoke the suspension of Mr. Wiktor Błądek, Deputy Chairman of the Management Board, from his duties effective 8 March 2006.

(f) The following entities belong to the KGHM Polska Miedź S.A. Group:

Direct and indirect subsidiaries:

- KGHM Cuprum Sp. z o.o. – CBR
- Centrum Badań Jakości Sp. z o.o.
- DFM ZANAM LEGMET Sp. z o.o.
- Dolnośląska Korporacja Ekologiczna Oława Sp. z o.o.
- ENERGETYKA Sp. z o.o.
- ENERGOMEDIA "Łabędy" Sp. z o.o., Gliwice, (in liquidation)
- INOVA Sp. z o.o.
- Interferie S.A.
- KGHM CONGO s.p.r.l.
- KGHM Kupferhandelsges. m.b.H.
- KGHM Ecoren S.A. (until 7 December 2006 acting as KGHM Metale DSI S.A.) KGHM METRACO S.A. (until 30 November 2006 acting as limited liability company)
- KGHM Polish Copper Ltd
- Miedziowe Centrum Zdrowia S.A.
- PeBeKa S.A.
- PHP MERCUS Sp. z o.o.
- PHU "Mercus Bis" Spółka z o.o.
- PHU "Lubinpex" Spółka z o.o.
- POL-MIEDŹ TRANS Sp. z o.o.
- Polskie Centrum Promocji Miedzi Sp. z o.o.
- Przedsiębiorstwo Eksploatacji Wód Aquakonrad S.A. (in liquidation)
- PU "Mercus Serwis" Spółka z o.o.
- Telefonia Dialog S.A.
- Walcownia Blach Sp. z o.o., Gliwice, in bankruptcy
- Walcownia Metali " Łabędy" S.A.
- Walcownia Metali Nieżelaznych Sp. z o.o., Gliwice
- Warszawska Fabryka Platerów HEFRA S.A.
- Zagłębie Lubin Sportowa Spółka Akcyjna
- Tele Video Media Sp. z o.o.
- Vivid.pl S.A.

Associates:

- MINOVA-KSANTE Sp. z o.o.
- Naturopak Sp. z o.o.
- Polkomtel S.A.

II. Information on the audit

(a) PricewaterhouseCoopers Sp. z o.o. was appointed registered auditor to the Company by Resolution No. 23/V/04 of the the Supervisory Board dated 29 March 2004 in accordance with paragraph 20 of the Company's Memorandum of Association.

(b) PricewaterhouseCoopers Sp. z o.o. and the registered auditor conducting the audit are independent of the audited entity within the meaning of art. 66 clause 2 of the Accounting Act.

(c) The audit was performed on the basis of an agreement dated 14 June 2004, and conducted in the following periods:

- Interim audit from 13 October to 24 November 2006;
- Final audit from 22 January to 5 March 2007.

III. The Company's results and financial position

The financial statements do not take into account the effects of inflation. The consumer price index (on a December to December basis) amounted to 1.4% in the audited year (0.7% in 2005).

The following comments are based on information obtained during the audit of the financial statements.

- As at 31 December 2006, the Company's assets amounted to PLN 12,506,119 thousand. During the year, total assets increased by PLN 1,528,865 thousand (i.e. by 13,9%). This increase was mainly financed by an increase in equity (of PLN 1.716.781 thousand), including a net profit of PLN 3,395,130 thousand less the effect of dividend payment for the year 2005 of PLN 2,000,000 thousand. The increase in total assets compared with the previous year was mainly the result of an increase in short-term receivables (of PLN 570,712 thousand), inventories (of PLN 504,517 thousand) and tangible fixed assets (of PLN 432,866 thousand).

- The gearing ratio decreased from 43.4% at the end of the previous year to 36.6% at the end of the current year. At the same time, trade payables turnover increased from 33 days to 26 days respectively.

- The increase in short-term receivables was the result of the increase in sales and increased payment periods agreed to customers. These factors resulted in a slight increase of receivables turnover to 21 days (from 20 days in the previous year).

- The increase in inventories was mainly the result of an increase in the quantity of work in progress as at the balance sheet date, combined with an increase in production costs of finished goods. These higher production costs resulted from an increase in price and increased volume of purchased copper bearing charges and the increase of salaries and wages.

- The increase of tangible fixed assets was the result of continuing investments in mining facilities, including replacing a machinery park, which were started in prior periods.

- Long-term investments decreased by 4.7% mainly as a result of the remeasurement of subordinated entities using the equity accounting method. These changes were the effect of the Company's share in the results of companies for 2006 of PLN 278,062 thousand less dividends received from them, including the dividend received from Polkomtel S.A amounting to PLN 461,301 thousand.

III. The Company's results and financial position (cont.)

- In total, sales amounted to PLN 11,669,730 thousand and increased by 45.9% compared with the previous year. In the audited financial year, the Company's core operations comprised the manufacture and sale of copper, precious metals, and other smelter products. The Company's revenue from these operations increased by PLN 3,336,825 thousand compared with the previous financial period (i.e. 42.7%). This growth was mainly due to favourable conditions on international and domestic industrial goods markets, which were reflected in an increase in the average annual price of copper and silver compared with the previous year (of 82.7% and 58.3% respectively). In the same period, the average annual exchange rate of the dollar against the zloty decreased by 4.1% compared with 2005. The Company's operating income also includes the net result of commodity and currency hedging transactions.

- Operating expenses increased by PLN 2,116,833 thousand compared with 2005. This increase was mainly due to an increase in the costs of materials and energy used, of wages and salaries, remuneration-related charges, employee benefits and external services.

- Profitability measured as on sales amounted to 36.5% and increased by 2.7 p.p. compared with the previous year. The high prices of metals, mainly copper, on international commodity exchanges markets contributed significantly to the change in the Company's profitability.

- The Company's liquidity improved as compared with the previous year. The current ratio amounted to 1.9, whereas the quick ratio amounted to 1.3.

IV. Discussion of financial statement components

BALANCE SHEET as at 31 December 2006

	Note	31.12.2006 PLN '000	31.12.2005 PLN '000	Change PLN '000	Change (%)	31.12.2006 Structure (%)	31.12.2005 Structure (%)
ASSETS							
Non-current assets							
Intangible assets		57,235	61,725	(4,490)	(7.3)	0.5	0.6
Tangible fixed assets	1	4,035,493	3,602,627	432,866	12.0	32.3	32.8
Long-term receivables		1,664	1,759	(95)	(5.4)	-	-
Long-term investments	2	2,564,745	2,691,428	(126,683)	(4.7)	20.5	24.5
Long-term prepayments and deferred costs	11	468,014	721,152	(253,138)	(35.1)	3.7	6.6
		7,127,151	**7,078,691**	**48,460**	**0.7**	**57.0**	**64.5**
Current assets							
Inventory	3	1,638,172	1,133,655	504,517	44.5	13.1	10.3
Short-term receivables	4	1,282,428	711,716	570,712	80.2	10.3	6.5
Short-term investments	5	2,453,412	2,047,964	405,448	19.8	19.6	18.7
Short-term prepayments and deferred costs	11	4,956	5,228	(272)	(5.2)	-	-
		5,378,968	**3,898,563**	**1,480,405**	**38.0**	**43.0**	**35.5**
Total assets		**12,506,119**	**10,977,254**	**1,528,865**	**13.9**	**100.0**	**100.0**

IV. Discussion of financial statement components (cont.)

BALANCE SHEET as at 31 December 2006 (cont.)

	Note	31.12.2006 PLN '000	31.12.2005 PLN '000	Change PLN '000	Change (%)	31.12.2006 Structure (%)	31.12.2005 Structure (%)
LIABILITIES AND EQUITY							
Equity	6						
Share capital	7	2,000,000	2,000,000	-	-	16.0	18.2
Supplementary capital		2,326,738	2,083,888	242,850	11.7	18.6	19.0
Revaluation reserve		208,991	(159,166)	368,157	(231.3)	1.7	(1.4)
Net profit/loss for the year	8	3,395,130	2,289,356	1,105,774	48.3	27.2	20.8
		7,930,859	**6,214,078**	**1,716,781**	**27.6**	**63.5**	**56.6**
Liabilities and provisions for liabilities							
Provisions for liabilities	9	1,704,972	1,666,358	38,614	2.3	13.6	15.2
Long-term liabilities		29,552	40,489	(10,937)	(27.0)	0.2	0.4
Short-term liabilities	10	2,541,686	2,808,977	(267,291)	(9.5)	20.3	25.6
Accruals and deferred income	11	299,050	247,352	51,698	20.9	2.4	2.2
		4,575,260	**4,763,176**	**(187,916)**	**(3.9)**	**36.5**	**43.4**
Total liabilities and equity		**12,506,119**	**10,977,254**	**1,528,865**	**13.9**	**100.0**	**100.0**

IV. Discussion of financial statement components (cont.)

INCOME STATEMENT
for the year ended 31 December 2006

	Note	2006 PLN '000	2005 PLN '000	Change PLN '000	Change (%)	2006 Structure (%)	2005 Structure (%)
Net sales of finished goods, goods for resale and materials	12	11,669,730	8,000,085	3,669,645	45.9	100.0	100.0
Cost of sales of finished goods, goods for resale and materials	12	(6,814,532)	(4,723,734)	(2,090,798)	44.3	(58.4)	(59.0)
Gross profit		**4,855,198**	**3,276,351**	**1,578,847**	**48.2**	**41.6**	**41.0**
Selling costs	12	(75,488)	(74,461)	(1,027)	1.4	(0.6)	(0.9)
Administrative expenses	12	(520,132)	(495,124)	(25,008)	5.1	(4.5)	(6.3)
Profit from on sales		**4,259,578**	**2,706,766**	**1,552,812**	**57.4**	**36.5**	**33.8**
Other operating income	12	64,495	85,425	(20,930)	(24.5)	0.6	1.0
Other operating expenses	12	(122,904)	(283,493)	160,589	(56.6)	(1.1)	(3.5)
Operating profit		**4,201,169**	**2,508,698**	**1,692,471**	**67.5**	**36.0**	**31.3**
Financial income	13	274,221	395,152	(120,931)	(30.6)	2.3	4.9
Financial costs	13	(422,039)	(269,287)	(152,752)	56.7	(3.6)	(3.3)
Profit before tax		**4,053,351**	**2,634,563**	**1,418,788**	**53.9**	**34.7**	**32.9**
Corporate income tax		(936,283)	(417,331)	(518,952)	124.4	(8.0)	(5.2)
Share in net profits (losses) of subordinated entities measured using the equity method	13	278,062	72,124	205,938	285.5	2.4	0.9
Net profit for the year		**3,395,130**	**2,289,356**	**1,105,774**	**48.3**	**29.1**	**28.6**

IV. Discussion of financial statement components (cont.)

Presentation of financial ratios summarising the Company's financial position and results

The following ratios characterise the Company's activities, results of operations during the audited year and its financial position as at the balance date compared with prior years:

	2006	2005	2004
Asset ratios			
- receivables turnover	21 days	20 days	20 days
- inventory turnover	73 days	78 days	72 days
Profitability ratios:			
- net profit margin	29.1%	28.6%	22.0%
- gross margin on sales	36.5%	33.8%	25.7%
- return on capital employed	48.0%	39.6%	31.7%
Liability ratios:			
- gearing	36.6%	43.4%	40.4%
- payables turnover	26 days	33 days	28 days
	31.12.2006	**31.12.2005**	**31.12.2004**
Liquidity ratios:			
- current ratio	1.9	1.3	1.1
- quick ratio	1.3	0.9	0.7
Other ratios:			
- effective tax rate	23.1%	15.8%	20.4%
- earnings per share (in PLN)	16.98	11.45	6.99
- price / earnings	5.2	5.5	4.5
- return on assets (ROA)	27.1	20.9	15.6

IV. Discussion of financial statement components (cont.)

The balance sheet as at 31 December 2006

1. Tangible fixed assets

In the audited year, the net book value of tangible fixed assets increased by PLN 432,866 thousand (12.0%). The most significant tangible fixed assets included: buildings, structures and engineering objects (PLN 1,817,102 thousand), plant and machinery (PLN 1,588,736 thousand) as well as assets under construction (PLN 572,061 thousand). In the audited year, the Company continued investments in the construction of mine shafts at the Zakład Górniczy "Rudna" mine and works related to the construction of new shafts at the Zakład Górniczy Polkowice-Sieroszowice mine. During the audited year, the Company continued programme of machinery replacement and modernisation at its branches and mine extension work.

2. Long-term investments

As at the end of the audited year, the value of long-term investments amounted to PLN 2,564,745 thousand. The value of long-term investments comprised shares in subordinated entities measured using the equity method (PLN 2,483,138 thousand) and other investments (PLN 81,607 thousand).

3. Inventory

We have observed the inventory count of finished goods held by the Company on 31 December 2006. Any discrepancies between the accounting records and the actual balances have been properly adjusted in the accounting records.

4. Short-term receivables

As at 31 December 2006, short-term receivables comprise trade receivables of PLN 1,050,782 thousand, taxation, subsidies, customs duty and social and health insurance receivables of PLN 134,839 thousand and other receivables of PLN 96,807 thousand. The increase in short-term receivables of PLN 570,712 thousand (80.2%) compared with the prior year results mainly from the increased value of sales in the audited year and increased payment terms granted to the clients.

5. Short-term investments

The value of short-term investments increased by PLN 405,448 thousand (19.8%) compared with the prior year. As at the end of 2006 short-term investments comprised cash equivalents (mainly bank deposits) of PLN 2,144,374 thousand, financial instruments stated at their fair value of PLN 299,058 thousand, loans granted of PLN 9,582 thousand and cash in hand and at bank of PLN 398 thousand.

IV. Discussion of financial statement components (cont.)

6. Equity

	31.12.2005	Appropriation of profit**	Designation and settlement of hedging instruments*	Sale and diminution in value of revalued fixed assets	Valuation of financial instruments available for sale	Net profit for 2006	31.12.2006
	PLN '000	PLN '000	PLN '000	PLN '000	PLN '000	PLN '000	PLN '000
Share capital	2,000,000						2,000,000
Supplementary capital	2,083,888	239,356		3,494			2,326,738
Revaluation reserve	(159,166)		370,846	(3,024)	335		208,991
Net profit for the year	2,289,356	(2,289,356)				3,395,130	3,395,130
Total	**6,214,078**	(2,050,000)	370,846	470	335	3,395,130	**7,930,859**

* The change of the revaluation reserve due to the designation and settlement of hedging instruments contains respective deferred income tax.
** According to the resolution No 6/2006 of the General Shareholders' Meeting of 14 June 2006 the dividend of PLN 2,000,000 thousand was paid and PLN 50,000 thousand was transferred to the Company's social benefits fund. An amount of PLN 239,365 thousand was transferred to supplementary capital.

IV. Discussion of financial statement components (cont.)

7. Share capital – ownership structure

As at 31.12.2006 the shareholders of the Company were:

Shareholder	Number of shares held	Nominal value of shares held	Type of shares held	% of voting rights
State Treasury	88,567,589	885,675,890	ordinary	44.28
Other shareholders	111,432,411	1,114,324,110	ordinary	55.72
	200,000,000	**2,000,000,000**		**100**

8. Net profit for the year

The net profit for the audited year amounted to PLN 3,395,130 thousand. As disclosed in the Note 37 to the financial statements, the Management Board will propose to the General Shareholders' Meeting that dividends will be paid out according to the budget assumptions for the year 2006, approved by the Supervisory Board, i.e. in the amount of PLN 1,400,000 thousand and the remaining amount of profit of PLN 1,995,130 thousand will be transferred to supplementary capital.

In accordance with resolution No 6/2006 of the General Shareholders' Meeting of 14 June 2006, the net profit for the prior year was appropriated as follows:
- PLN 2,000,000 thousand was paid as dividend;
- PLN 239,356 thousand was transferred to supplementary capital
- PLN 50,000 thousand was transferred to the Company's social benefits fund.

9. Provisions for liabilities

The provisions for liabilities as at the end of 2006 increased by 2.3% compared with the prior year and amounted to PLN 1,704,972 thousand. The provisions have been created mainly in respect of accrued employee benefits (PLN 867,110 thousand), the cost of liquidation of mines and other property, plant and equipment (PLN 459,254 thousand) and deferred income tax (PLN 313,303 thousand).

10. Short-term liabilities

The short-term liabilities as at the end of 2006 decreased by 9.5% compared with the prior year and amounted to PLN 2,541,686 thousand. Short-term liabilities included mainly the fair value of derivatives (PLN 1,047,992 thousand), trade payables (PLN 578,051 thousand), taxation and social insurance (PLN 581,296 thousand), salaries and wages (PLN 107,331 thousand), the Company's social benefits fund (PLN 97,876 thousand) and the mining facilities liquidation fund (PLN 42,036 thousand).

11. Prepayments, accruals and deferred income

As at 31 December 2006, prepayments amounted to PLN 472,970 thousand and decreased by PLN 253,410 thousand compared with the prior year. The change mainly resulted from a decrease of deferred tax assets related to the valuation of financial

IV. Discussion of financial statement components (cont.)

instruments (including hedging instruments) and the non recognition of deferred tax asset relating to the negative valuation of subsidiary Telefonia Dialog S.A.

In the audited year, accruals and deferred income increased by 20.9%, i.e. PLN 51,698 thousand, compared with the prior year and amounted to PLN 299,050 thousand as at the balance sheet date. Accruals comprised mainly salaries and wages of PLN 229,767 thousand and unused holidays of PLN 18,662 thousand. Deferred income comprised mainly supplies of PLN 21,150 thousand which were not recognised as revenue of the audited year.

IV. Discussion of financial statement components (cont.)

The income statement for the year ended 31 December 2006

12. Sales and operating expenses

As at the end of the audited year, profit on sales amounted to PLN 4,259,578 thousand and increased by PLN 1,552,812 thousand (57.4%) compared with the prior year. Sales (taking into account the effect of hedging transactions) increased by PLN 3,669,645 thousand (45.9%), whereas operating expenses changed by PLN 2,116,833 thousand (40.0%). The profitability of the Company's core operations improved mainly due to the favourable prices of metals on world markets. In 2006, the amount of sales revenue was also affected by a decrease in the average annual exchange rate of PLN to USD by around 4.1% and the settlement of commodity hedging instruments.

The most significant costs by type were: materials and energy used of PLN 4,036,242 thousand (52.9%), salaries and wages and employee benefits of PLN 1,941,998 thousand (25.4%) as well as external services of PLN 956,617 thousand (12.5%).

The value of materials and energy used increased by PLN 2,156,361 thousand (114.7%) compared with the prior year. The high level of costs of materials and energy is connected with the use of third-party concentrates and scrap materials in the production of copper. The increase in the use of materials and energy was also affected by an increase in prices of fuels and spare parts for the machines and equipment used by the Company.

Salaries and wages, social insurance and employee benefits increased by PLN 105,237 thousand (5.9%) compared with the prior year. The change was mainly due to additional salaries paid in 2006.

The level of external services increased by PLN 70,761 thousand (8.0%) compared with 2005. The increase was mainly related to the increased involvement of external entities in preparatory and repair works at the Company's branches.

13. Financial income and costs, and share in profits/(losses) of subordinated entities measured using the equity method

As at the end of 2006, net financial loss amounted to PLN 147,818 thousand,representing a decrease of PLN 273,683 thousand compared with the prior year. The change in the net financial result was mainly due to valuation of financial instruments (mainly hedging instruments) – decrease of PLN 179,830 thousand, increase in net foreign exchange losses by PLN 42,215 thousand and decrease of result of other financial activities by PLN 51,638 thousand. Interest expense increased by PLN 2,456 thousand and interest income decreased by PLN 10,839 thousand compared with the prior year.

The share in net results of entities measured using the equity method increased by PLN 205,938 thousand (285.5%) compared with the prior year and amounted to PLN 278,062 thousand. In 2006 the share in net results mainly comprised gains from Polkomtel S.A. of PLN 219,964 thousand and from Telefonia DIALOG S.A. of PLN

IV. Discussion of financial statement components (cont.)

71,271 thousand and losses from Pol-Miedź Trans Sp. z o.o. (PLN 20,379 thousand) and from Energetyka Sp. z o.o. (PLN 15,263 thousand)..

V. The registered auditor's statement

(a) The Management Board of the Company provided all the information, explanations, and representations required by us in the course of the audit and provided us with a representation letter confirming the completeness of the information included in the accounting records and the disclosure of all contingent liabilities and post-balance-sheet events which occurred up to the date on which that letter was signed.

(b) The scope of the audit was not limited.

(c) The Company has up-to-date documentation of its accounting policies, approved by the Management Board. The Company's accounting policies were tailored to its needs and ensured the identification of all the events material to assess its financial position and results, taking into consideration the prudence principle. Changes in accounting policies were properly disclosed in the notes to the financial statements.

(d) The closing balances as at the end of the prior year were correctly brought forward as the opening balances of the current financial year in all material respects.

(e) We have assessed the operation of the accounting system. Our assessment covered in particular:
- the accuracy of the documentation relating to business transactions;
- the fairness, accuracy and verifiability of the accounting records, including computerized accounting records;
- the methods used for controlling access to data and computerized data processing systems;
- the safeguarding of accounting documentation, accounting records and the financial statements;

This assessment together with our verification of individual items of the financial statements is a basis for expressing a general, comprehensive and unqualified opinion on the truth and fairness of these financial statements. The audit was not intended to provide a comprehensive opinion on the operations of the said system.

(f) Decree of the Minister of Finance dated 18 October 2005 concerning the scope of information to be presented in financial statements and consolidated financial statements included in share issue prospectuses by issuers of securities whose registered offices are in Poland and for whom the application of Polish Accounting Regulations is appropriate.

(g) The Directors' Report includes all the information required by the Decree of the Minister of Finance dated 19 October 2005 concerning the publication of current and periodic information by issuers of securities. The information presented therein is consistent with that presented in the financial statements.

(h) Counts of assets and liabilities were carried out and reconciled in accordance with the Accounting Act, and their results were included in the accounting records for the audited year.

V. The registered auditor's statement (cont.)

(i) The financial statements for the prior financial year were audited by PricewaterhouseCoopers Sp. z o.o. The registered auditor issued an unqualified opinion.

(j) The financial statements of the Company as at and for the year ended 31 December 2005 were approved by Resolution No. 5/2006 passed by the General Shareholders' Meeting on 14 June 2006. The financial statements were filed with the National Court Register in Wrocław on 21 June 2006 and published in Monitor Polski B No. 40 on 15 January 2007.

KGHM POLSKA MIEDŹ S.A.

DECLARATION BY THE MANAGEMENT BOARD ON THE ACCURACY OF THE PREPARED FINANCIAL STATEMENTS

Lubin, March 2007

DECLARATION BY THE MANAGEMENT BOARD ON THE ACCURACY OF THE PREPARED FINANCIAL STATEMENTS

According to our best judgment the annual financial statements and the comparative data have been prepared in accordance with accounting principles currently in force, and reflect in a fair, clear and accurate way the material and financial situation of KGHM Polska Miedź S.A. and the financial result of the Company. The annual report on the Company's activities presents a true picture of the growth and achievements, as well as the condition, of KGHM Polska Miedź S.A., including a description of the basic risks and threats.

Signatures

Signatures of all Members of the Management Board			
Date	**First, Last name**	**Position/Function**	**Signature**
5 March 2007	*Krzysztof Skóra*	President of the Management Board	
5 March 2007	*Maksymilian Bylicki*	First Vice President of the Management Board	
5 March 2007	*Marek Fusiński*	Vice President of the Management Board	
5 March 2007	*Stanisław Kot*	Vice President of the Management Board	
5 March 2007	*Ireneusz Reszczyński*	Vice President of the Management Board	

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A.

DECLARATION BY THE MANAGEMENT BOARD REGARDING THE ENTITY ENTITLED TO AUDIT FINANCIAL STATEMENTS

Lubin, March 2007

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A.

PRESIDENT'S LETTER

Lubin, March 2007

KGHM POLSKA MIEDŹ S.A.

Dear shareholders,

We are pleased to be able to report that in 2006 KGHM Polska Miedź S.A. achieved record financial results. The consistent actions of the Management Board succeeded in taking advantage of the opportunities presented by the market in the form of very high copper and silver prices. The net profit of the Company amounted to PLN 3 395 mln, resulting in a high PLN 16.98 per share, versus PLN 11.45 per share in the prior year. These excellent results led to an increase in the share price of the Company on the Warsaw Stock Exchange, and reached in May 2006 the highest price.

In 2006 the Management Board took numerous actions which led to a substantial stabilisation in the condition of the Company. A change was made in the policy of hedging copper and silver prices, and hedging exchange rate. A new regulations were implemented with respect to innovations, new principles were also implemented as regards the selection of contractors who provide services to KGHM, which will result in reducing operating costs. As a result of an agreement with the trade unions, the annual employee bonus has been made contingent on the profits of the Company. A progressive dividend policy has also been implemented, ensuring a balance between the expectations of shareholders and the effective investment of earnings.

In the past year the Management Board of KGHM approved of a long-term operating strategy for the years 2007-2016. Thanks to this the Company will maintain its leading position among the global leaders in copper production, will reduce production costs, and will diversify its business, among others through the development of its telecom assets and the processing of rare metals. In accordance with the assumptions of the Strategy, work has intensified on commencing mining of a new deposit which will enable the Company to extend its mining of domestic resources by several years. With respect to diversification, the value of Telefonia Dialog will be increased. The commitment in Polkomtel, a leader of the Polish mobile phone market, will also be increased. This will enable the Company to strengthen its inflow of dividends to a satisfactory level. The production of rhenium was begun – a valuable metal used, among others, in space technology. Also begun was the highly-profitable recovery of rare metals on an industrial scale.

The successes of KGHM were reflected in its victory as respects the ranking of the best Polish companies, and its being awarded the title „Great Pearl of the Polish Economy", whilst amongst the „Pearls of the Polish Exchange" the Company was the best in the category raw materials and energy.

We wish to thank our shareholders for their trust, as well as all of the employees of KGHM for their commitment, which enabled the achievement of such splendid results. The increase in effectiveness serves as a steady source of motivation for the leadership of the Company to face its challenges and give unending effort to realise the accepted plans. We believe that the past year was an important step on the road to strengthening the position of KGHM Polska Miedź S.A. on the global market.

Lubin, 5 March 2007

Krzysztof Skóra
President of the Management Board

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A.

FINANCIAL STATEMENTS

FOR 2006

Lubin, March 2007

TABLE OF CONTENTS

INTRODUCTION TO THE ANNUAL FINANCIAL STATEMENTS

1. NAME, HEAD OFFICE, BUSINESS

KGHM Polska Miedź S.A. with its head office in Lubin is a joint stock company registered at the Wrocław Fabryczna Regional Court, Section IX (Economic) of the National Court of Registrations under No. KRS 23302. The basic business of the Company comprises:

- the mining of non-ferrous metals ore,
- the excavation of gravel and sand,
- the production of copper, precious and non-ferrous metals,
- the production of salt,
- the casting of light and non-ferrous metals,
- the forging, pressing, stamping and roll forming of metal; powder metallurgy,
- the management of wastes,
- wholesale sales based on direct or contractual payments,
- the warehousing and storage of goods,
- activities connected with the management of holding entities,
- geological-exploratory activities,
- general construction activities with respect to mining and production facilities,
- the generation and distribution of electrical energy and of steam and hot water, the generation of gas, and the distribution of gaseous fuels through a supply network,
- professional rescue services,
- scheduled and non-scheduled air transport, and
- telecommunication and computer -related activities

The shares of KGHM Polska Miedź S.A. are listed on a regulated market under the "metals industry" sector of the Warsaw Stock Exchange.

2. TIME FRAME OF COMPANY EXISTANCE

KGHM Polska Miedź S.A. has been conducting its business since 12 September 1991. The time frame of its activities is unlimited. The legal antecedent of the Company was a State-owned enterprise Kombinat Górniczo-Hutniczy Miedzi in Lubin, which was transformed into a State-owned, joint stock company pursuant to principles set down in the law dated 13 July 1990 on the privatisation of State-owned enterprises.

3. PERIODS COVERED BY THE FINANCIAL STATEMENTS

The financial statements of the Company cover:

- the current period from 1 January to 31 December 2006, and
- the comparable data for the period from 1 January to 31 December 2005.

4. COMPOSITION OF BODIES OF THE COMPANY

The Supervisory Board

The composition of the VI-th term Supervisory Board of KGHM Polska Miedź S.A. at 1 January 2006 is as follows:

- Elżbieta Niebisz - Chairman of the Supervisory Board
- Tadeusz Janusz - Vice Chairman of the Supervisory Board
- Jan Rymarczyk - Secretary of the Supervisory Board
- Krzysztof Szamałek
- Maciej Kruk
- Marek Wierzbowski

as well as the following employee-elected members:

-Józef Czyczerski
-Leszek Hajdacki
-Ryszard Kurek

On 30 January 2006 Marek Wierzbowski submitted his resignation from membership on the Supervisory Board.

The Extraordinary General Shareholders Meeting of KGHM Polska Miedź S.A. on 31 January 2006 passed resolutions on recalling the following persons from the Supervisory Board: Elżbieta Niebisz, Jan Rymarczyk,

Krzysztof Szamałek and Tadeusz Janusz, and appointed the following persons to the Supervisory Board: Czesław Cichoń, Antoni Dynowski, Krzysztof Skóra, Marcin Ślęzak and Ryszard Wojnowski.

On 10 February 2006 the Supervisory Board appointed the following functions: Chairman of the Board – Antoni Dynowski, Deputy Chairman – Maciej Kruk and Secretary – Józef Czyczerski.

On 24 February 2006, Krzysztof Skóra, who had been delegated by the Supervisory Board to temporarily perform the duties of President of the Management Board, submitted his resignation from membership on the Supervisory Board as a result of his being appointed President of the Management Board by the Supervisory Board.
The Supervisory Board functioned in an 8-person form, and following the submission on 10 August 2006 Czesław Cichoń of his resignation from membership on the Supervisory Board, it functioned in a 7-person form.

On 24 October 2006 the Extraordinary General Shareholders Meeting recalled the following persons from the Supervisory Board: Antoni Dynowski, Maciej Kruk and Ryszard Wojnowski, and appointed the following persons to the Supervisory Board: Adam Łaganowski, Stanisław Andrzej Potycz, Jan Sulmicki and Jerzy Żyżyński.

The composition of the Supervisory Board following these changes is as follows:
- Adam Łaganowski,
- Stanisław Andrzej Potycz,
- Jan Sulmicki,
- Marcin Ślęzak,
- Jerzy Żyżyński

together with the following employee representatives:
- Józef Czyczerski,
- Leszek Hajdacki,
- Ryszard Kurek.

On 14 November 2006 the Supervisory Board appointed the following functions: Chairman of the Supervisory Board –Adam Łaganowski, Deputy Chairman–Stanisław Andrzej Potycz. Since 10 February 2006 Józef Czyczerski has served as Secretary.

The Management Board

During the period from 1 January 2006 to 10 February 2006 the Management Board, and the respective division of duties, was as follows:

- Marek Szczerbiak	President of the Management Board
- Jarosław Andrzej Szczepek	I st Vice President of the Management Board Vice President of the Management Board for Finance-Economics
- Wiktor Błądek	Vice President of the Management Board for Mining (*suspended from the duties of Member of Management Board for a period not longer than three months)*
- Andrzej Krug	Vice President of the Management Board for Employee Affairs (*suspended from the duties of Member of Management Board for a period not longer than three months)*
- Robert Nowak	Vice President of the Management Board for Trade, Marketing and Hedging
- Sławomir Pakulski	Vice President of the Management Board for Smelting

The suspension of Wiktor Błądek and Andrzej Krug from the performance of their duties as Vice Presidents of the Management Board was due to a decision of the Supervisory Board dated 19 December 2005.
On 10 February 2006 the Supervisory Board recalled Marek Szczerbiak as President of the Management Board and delegated member of the Supervisory Board Krzysztof Skóra to temporarily perform the duties of President of the Management Board for a period not longer than three months.
On 24 February 2006 the Supervisory Board of KGHM Polska Miedź S.A. appointed Krzysztof Skóra as President of the Management Board and recalled the following persons from the Management Board: Jarosław Andrzej Szczepek, Robert Nowak, Sławomir Pakulski and Andrzej Krug. The following persons were appointed to the Management Board as their replacements: Maksymilian Bylicki, Ireneusz Reszczyński, Mirosław Biliński and Marek Fusiński. In addition, effective from 8 March 2006, the suspension of Wiktor Błądek from his duties as a member of the Management Board was lifted.
Following these decisions, the Management Board, and the respective division of duties, was as follows:

- Krzysztof Skóra	President of the Management Board
- Maksymilian Bylicki	I st Vice President of the Management Board for Employee Affairs
- Mirosław Biliński	Vice President of the Management Board for Smelting
- Wiktor Błądek	Vice President of the Management Board for Mining (duties assumed from 8 March 2006)
- Marek Fusiński	Vice President of the Management Board for Finance-Economics
- Ireneusz Reszczyński	Vice President of the Management Board for Trade, Marketing and Hedging

As a result of the expiration of the Vth-term Management Board of KGHM Polska Miedź S.A., the Supervisory Board appointed Krzysztof Skóra as President of the VIth-term Management Board and appointed the following persons to the VIth-term Management Board: Maksymilian Bylicki, Ireneusz Reszczyński, Marek Fusiński and Stanisław Kot.
The Management Board, and the respective division of duties from 14 June 2006, was as follows:

- Krzysztof Skóra	President of the Management Board,
- Maksymilian Bylicki	I st Vice President of the Management Board for Development,
- Marek Fusiński	Vice President of the Management Board for Finance,
- Stanisław Kot	Vice President of the Management Board for Smelting, who is also temporarily executing the rights and duties attributable to the Vice President of the Management Board for Mining,
- Ireneusz Reszczyński	Vice President of the Management Board for Trade.

In accordance with the Statutes of KGHM Polska Miedź S.A., members of the Management Board are appointed and recalled by the Supervisory Board.

5. COMBINED DATA OF THE FINANCIAL STATEMENTS

The financial statements of the Company for the given period and comparable prior period were prepared as combined statements of the Company's Divisions – each having its own accounting system - following elimination of mutual revenues and costs and of mutual debtor and creditor balances.

6. KGHM POLSKA MIEDŹ S.A. AS A PARENT ENTITY

KGHM Polska Miedź S.A. as a parent entity prepares and publishes consolidated financial statements of KGHM Polska Miedź S.A. Group based on International Financial Reporting Standards approved by the European Union.

7. MERGER OF COMPANIES

There were no mergers with other companies either in the current reporting period or in the comparable prior period.

8. GOING CONCERN CONSIDERATION

The financial statements have been prepared under the going concern consideration. There are no reasons suggesting any threats to the going concern consideration in the foreseeable future.

9. COMPARABILITY OF STATEMENTS

To ensure the comparability of statements, data for 2005 were restated with regards to the presentation of advances received for deliveries in short term liabilities, respectively decreasing other short term prepayments and deferred income, and to the classification of bought call options as hedging transactions under operating cash flow in the cash flow statement, and simultaneously adjusting investment activities.

10. ADJUSTMENTS ARISING DUE TO AUDITOR OPINIONS

There were no qualifications to the financial statements of the Company in the auditor's opinions in the prior period, ended 31 December 2005.

11. ACCOUNTING PRINCIPLES, VALUATION METHODS

In the presented periods the Company applied the following accounting principles and valuation methods as outlined in the Accounting Act dated 29 September 1994 (Journal of Laws from 2002 nr 76 item 694 with subsequent amendments), and in the Industry Accounting Principles and Chart of Accounts of KGHM Polska Miedź S.A.

11.1 Intangible assets

Intangible assets include:
- acquired property rights – copyrights and related rights, licenses, concessions, rights to inventions, patents, trademarks, utility and decorative designs, know-how,

- development costs of successfully-completed projects to be utilised in the production of new products or improved technology, and
- goodwill,

and also, included in non-current assets, the above rights used under a lease, rental or other similar agreement, if such an agreement met one of the conditions specified in art. 3 section 4 of the Accounting Act dated 29 September 1994.

Intangible assets are valued at:

- the purchase cost for acquired property rights,
- the costs incurred for capitalised development costs, and
- the difference between the purchase price of an entity or its organised part, and the lower fair value of acquired net assets, for goodwill.

The initial value of intangible assets is decreased by accumulated depreciation and write-offs due to permanent diminution in value.

Depreciation of intangible assets is based on the straight line method, adapted to the expected useful life, as well as in the following manner:

- full depreciation of intangible assets whose value does not exceed the amount of fixed assets permitted to be fully depreciated under the Tax Law,
- over a period of 5 years for development costs,
- over a period of 5 years for goodwill, and
- for acquired property rights, over the period of their useful life, established individually for the elements of these property rights.

11.2 Tangible fixed assets

Tangible fixed assets include:

- fixed assets
  - property, i.e. Company-owned land as well as acquired right to perpetual usufruct to land, also structures, buildings and premises constituting a separate property, as well as rights to housing or business premises,
  - machines, equipment, vehicles, etc.,
  - improvements to external fixed assets (at the level of costs incurred), and
  - fixed assets used on the basis of rental, lease or other similar agreements,
- fixed assets under construction and advances on fixed assets under construction.

In addition, fixed assets include cost of future mine closure and other technological objects. These costs, after being discounted, increase the initial value of fixed assets and are subject to depreciation beginning from the moment they are brought into use, proportionally to the period as established in the schedule of liquidation.

Non-current assets also include external fixed assets used under a lease, rental or other similar agreement, if said agreement meets one of the conditions specified in art. 3 section 4 of the Accounting Act dated 29 September 1994.

The Company recognises as off-balance sheet the following items:

- State Treasury land received for perpetual usufruct, valued based on property assessment documents, these documents being the basis for making usufruct payments,
- external fixed assets, used based on agreements which do not meet the conditions specified in art. 3 section 4 of the Accounting Act dated 29 September 1994,
- fixed assets destined to be liquidated, until the liquidation, and
- low-value assets meeting conditions for classification as fixed assets excluded from the balance sheet based on art. 4 section 4 of the Accounting Act of 29 September 1994.

Fixed assets – the initial value of fixed assets is their purchase cost, and in the case of fixed assets manufactured by the Company, their manufacturing cost.

Fixed assets disclosed or obtained free of charge are valued at the sale price of the same or similar assets. The initial value of a fixed asset is increased by expenditure on its improvement.

Initial value and previously depreciation of fixed assets are revalued based on separate rulings, though in no case being higher than fair value. Any difference arising on revaluation is recognised under revaluation reserve.

The Company makes write-offs of fixed assets due to permanent diminution of value, revaluing these fixed assets to the net selling price or to otherwise- estimated fair value.

Depreciation is based on the following principles:

1. full depreciation of fixed assets whose value does not exceed the amount of fixed assets permitted to be fully depreciated under the tax law, recognised as consumption of materials,
2. fixed assets being the initial or complex equipment for a given site, whose value does not exceed the amount of fixed assets permitted to be fully depreciated under corporate income tax rules, are depreciated over a period between 3 and 5 years, and
3. other fixed assets are depreciated by the straight line method, i.e. by allocating on a systematic basis over its useful life in equal monthly increments proportionally to passage of time.

Fixed assets under construction – the initial value of fixed assets under construction is their purchase cost, and in the case of manufactured assets, their manufacturing cost.
The value of fixed assets under construction is decreased by permanent diminution of value to the net selling price or to otherwise-estimated fair value.

11.3 Long term investments

The Company recognises as long term investments assets acquired to obtain economic benefits arising from their increase in value, from interest gains, dividends, profit sharing or other benefits.
The following are recognised as long term investments:
- financial assets - shares, long term loans granted and other financial assets, and
- other long term investments.

Investments which are recognised as non-current assets are measured as follows:
- shares in subordinated entities - by the equity method,
- shares in other entities - by the purchase cost less diminution in value,
- long term financial assets which have an active market - by market value, the effect of valuation recognised to equity
- loans granted, by their amortised purchase cost estimated based on the effective interest rate,
- other long term assets, including investment properties and intangible assets - by their purchase cost.

Long term investments denominated in foreign currencies are measured based on the average exchange rate set for a given currency by the National Bank of Poland (NBP).

11.4 Inventory

Inventory is comprised of:
- materials,
- semi-finished products and work in progress,
- finished goods,
- goods for resale, and
- advances on deliveries.

Inventories are valued in accordance with the following principles:
- additions of materials and goods for resale at purchase cost,
- manufactured materials – at manufacturing cost,
- production wastes - at net realisable value,
- disposal of materials and goods for resale – at the weighted average costs for the given item,
- materials and goods for resale in stock – at the weighted average costs as for disposal,
- own products- finished products and semi-finished products - are valued at manufacturing cost.

At the balance sheet date inventories are valued based on the above-mentioned principles, but not higher than the net selling price.

11.5 Debtors

Recognised as debtors are assets of a reliable estimated value characterised as bringing probable economic benefits to the Company.
From the point of view of maturity, these debtors are recognised as either long term or short term assets.
The Company recognises as long term assets those debtors having a maturity date of over 12 months from the balance sheet date, in all cases excepting those of trade debtors.

The Company recognises trade debtors as short term assets regardless of their maturity date, as well as all other types of debtors having a maturity date of less than 12 months from the balance sheet date.

Debtors are valued at the amount due, following the prudence principle. Interest for delay in payments of debtors are calculated based on contractual agreement.

Debtors denominated in foreign currencies as at the date of the operation and at the balance sheet date are measured at the average exchange rate set for the given currency by the NBP.
The Company creates provisions for doubtful debt.

11.6 Short term investments

The Company recognises as short term investments those assets which are payable, due or designated for disposal within 12 months from the balance sheet date or from the date of their arising, issuance or acquisition, or representing cash and cash equivalents.

The following are recognised as short term investments:
1. short term financial assets
- shares and other securities, loans granted, derivative instruments, other financial assets including term bank deposits and interest accrued on financial assets being payable or due within 3-12 months from the date of their receipt, issuance, acquisition or from establishment of the asset,
- cash on hand and cash in current bank accounts,
- other cash and cash equivalents,
- other monetary assets, which include financial investments with high liquidity, and easily exchangeable for known cash amounts, and
2. other short term investments.

Short term investments are initially measured at their purchase cost, or at their purchase price if the transaction and settlement costs are immaterial.
At the balance sheet date short term investments are measured, depending on their classification as financial instruments. Financial assets held for trading, including derivative instruments held for trading, are measured at fair value, with the result of this measurement shown in profit and loss; financial assets classified as loans and receivables originated and as financial instruments held to maturity are measured at amortised purchase cost. Monetary resources are not classified under any category of financial instruments, and are valued at their nominal value, increased by interest due at the balance sheet date, applying the concept of prudent valuation. Investments denominated in foreign currencies as at their acquisition date and at the balance sheet date are measured at the average exchange rate set for the given currency by the NBP.

11.6.1 Derivative financial instruments

1. Recognition and measurement of derivative financial instruments in the balance sheet
Derivative financial instruments are recognised in the books at the moment when the Company becomes a party to a contract. Purchased instruments are initially accounted for as short term financial assets at their initial value, representing the purchase cost of the given instrument, or – in the case of sold instruments – in short term liabilities, at the selling price of the given instrument. In the case of options the initial value represents the premium obtained or paid.

Embedded derivative financial instruments are excluded from any agreement containing such a derivative and are recognised in the books at the date when the agreement is entered into, if all of the following conditions are met:
- The agreement containing the embedded derivative financial instrument (a mixed agreement) is not valued at its fair value, whose changes are recognised under financial income or costs,
- The nature of the embedded derivative financial instrument and its related risks are not closely connected to the nature of the underlying agreement and its related risks,
- A separate instrument, whose nature is comparable to that of an embedded derivative financial instrument, would meet the definition of a derivative financial instrument,
- It is possible to establish a trustworthy fair value for embedded instruments.

At the balance sheet date derivatives are revalued to fair value. Derivatives having a fair value above zero are treated as financial assets and are shown in short term financial assets, while instruments having a negative value are treated as financial liabilities and are presented in short term liabilities.

2. Fair value

Estimated fair value is equal to the amount recoverable or payable to close an outstanding position at the balance sheet date. Where possible, transactions are valued by the market value.
In the case of buy or sell commodity forwards the fair value was estimated based on forwards prices for the maturity dates of specific transactions. In the case of copper the official LME closing prices and variability factors as at the balance sheet date from Reuters were used. For silver we applied the LBM *fixing* price, also at the balance sheet date. In the case of volatility and silver and gold forward rates, quotations given by banks/brokers were used.
As respects the currency market the *fixing* price as at the balance sheet date was used. Currency interest rates and currency variability factors from Reuters were used.

2.1 Presentation of fair value changes and gains or losses from realisation of derivative instruments.

Presentation of the effects of changes in fair value, or gains or losses from the realisation of derivative instruments, depends on their intended use. The instruments are classified as hedging instruments and instruments held for trading. Hedging instruments are classified as fair value hedges and future cash flow hedges. In addition, derivative instruments, depending on the character of the item being hedged, are recognised as commodity market instruments and currency instruments.

2.2 Presentation of instruments held for trading

Profits and losses arising from changes in the fair value of instruments held for trading, due either to their valuation at the balance sheet date or to their realisation, are presented as either financial costs or financial income in the income statement, in the period in which they arose.

2.3 Presentation of hedging instruments

Hedging, for purposes of accounting, is based on proportional compensation, between those results achieved due to changes in fair value or of changes in cash flow arising from a hedging instrument and a given hedged item.

a) Fair value hedges

A fair value hedge:
- hedges the risk of changes in the fair value of recognised assets or liabilities (or their parts) or of an unrecognised firm commitment and which may be assigned to a particular type of risk associated with such elements, and
- has an impact on the reported net profit or loss.

Gains and losses arising from changes in fair value of hedging instruments are recognised as financial costs or income in the income statement, in the period in which they arose.
Simultaneously, profits or losses on a hedged position which may be assigned to a given risk adjust the carrying value of the hedged item and are immediately recognised in the income statement.

b) Cash flow hedges

Cash flow hedges:
– hedge the exposure to variability of cash flows that is attributable to a particular type of risk associated with a recognised asset or liability, or a highly probable forecasted transaction, and
– affects reported net profit or loss.

Gains and losses arising from changes in fair value of cash flow hedges are presented as a separate item under equity, in that portion in which the instrument represents an effective hedge of the associated hedged item. The portion which is ineffective is taken directly to the income statement as financial income or costs.

Gains or losses having arisen from this cash flow hedge are recognised in the income statement when the given hedged item affects the income statement. The effective part adjusts revenues from sales, while the ineffective part is taken to the income statement as financial income or costs.

Hedge effectiveness is the degree to which changes in the fair value or cash flow of the hedged item that are attributable to a hedged risk are offset by changes in the fair value or cash flow of the hedging instruments.

If the hedged future valid commitment or forecasted transaction results in recognition of an asset or liability in the balance sheet, then, at the time the item is recognised, all associated gains and losses are reflected in the purchase cost or other carrying amount of the asset or liability.

The Company, as respects accounting for hedging transactions, applies future cash flow hedges. The designated hedges relate to future forecast transactions as assumed in the Company Sales Plan for a given year. These plans are prepared based on the production capabilities of the Company for a given period. KGHM Polska Miedź S.A. considers the probability of these transactions occurring as being very high, as the Company, from a historical point of view, has always realised its sales at those levels assumed in individual Sales Plans.

In addition, the Company has a long list of steady, reliable and long term clients, diversified as respects geography. Therefore, the probability that a majority of these clients would cease to work with the Company is rather small. Should such a scenario occur, i.e. the termination of contracts by the clients of KGHM Polska Miedź S.A. and the inability to find alternative clients, then the Company has the possibility of realising its assumed sales through the delivery of its products to the commodity markets. Both the copper and silver sold by KGHM are highly standardised products, and therefore the number of potential clients globally is very high, in addition to which the products of KGHM are of a high quality, which is attested to by the certificates they have been granted.

2.4 Dedesignation of hedges

The Company ceases to recognise financial instruments in its accounts as hedging instruments upon their expiry, sale, termination or realisation, or when the Company withdraws a designation of a given financial instrument as a hedge. The Company may designate a given instrument as a hedge in a new or different hedging relationship or use it as a hedge of another type of risk.
In such a case, for cash flow hedging, gains or losses arising in the periods in which such hedging was effective are retained in equity until the hedged item is realised.

If the hedge of future valid commitment or forecasted transaction becomes ineffective (the hedged position no longer meets the definition of future valid commitment, or the possibility exist that the forecasted transaction will not take place), then the profit or loss shown in equity is immediately transferred to the income statement.

11.6.2 Foreign-denominated bank loans as a future cash flow hedging transaction

Currency Risk Management

According to Risk Management Policy, the Company, avoids exposure to the currency risk arising from indebtedness by making use of natural sources of financing in US dollars.
The accounting policy applied should reflect such hedges in the financial statements of the Company.
The risk management's goal is to eliminate currency risk connected with future, highly probable revenues from sales in US dollars.
By incurring liabilities in the same currency in which it earns its revenues (forecast future sales transactions denominated in USD), the Company avoids exposure to the currency risk related to the said revenues in the amount of the credit drawn.
Thanks to this hedging, the Company achieves a stable spot exchange rate for future revenues for the period of the hedge.
This hedging relationship is of a future cash flow hedging nature.

Revolving (renewable) foreign-denominated loans are not designated as hedging instruments.

Financial assets which are not derivative financial instruments, or financial liabilities which are not derivative financial instruments, may be designated as a hedging instrument only for the purpose of hedging against currency risk.

11.7 Prepayments

The Company recognises under prepayments costs incurred or assets consumed which relate to future financial periods. The value of these costs was based on their future economic benefits.

Prepayments consist of:
- one time payments of wages together with charges,
- development costs, until their completion,
- annual payments due to property and personal insurance, subscriptions to periodicals, perpetual usufruct of land, rent payments received in advance, etc.,
- one-off depreciation write-offs of fixed assets, being the initial or complex equipment for a given site,
- new production preparation costs,
- social fund (ZFŚS) write-offs settled within the year.

Long term prepayments also include deferred tax assets.

From the point of view of their period of settlement, prepayments are qualified as short term or long term assets.

The Company applies an individually-estimated period to write-offs of prepayments, depending on the type and amount of the item.
Valuation of prepayments as at the balance sheet date reflects the prudence principle.

11.8 Equity

Equity consists of:
- share capital stated at nominal value,
- reserve capital created and utilised pursuant to Company Statutes,
- a revaluation reserve – capital from the revaluation of fixed assets and from the measurement of hedging instruments to their fair value, in that part reflecting an effective hedge,
- reserve capital created for purposes outlined by the Statutes of the Company,
- retained profit or uncovered losses from prior years, and
- net profit from the current financial period.

11. 9 Liabilities

The Company recognises as liabilities the obligation, arising from past events, to provide benefits of clearly defined value which lead to the use of current or future assets of the Company.

The Company includes as liabilities:
- financial liabilities due to bank and other loans, the issuance of debt securities, financial instruments, leasing, etc.,
- trade liabilities,
- liabilities due to customs, taxation, insurance and other public obligations,
- liabilities due to wages, and
- all other types of liabilities.

Also recognised as liabilities are:
- provisions for liabilities, whose maturity date is uncertain, but whose value may be reliably estimated,
- special funds – the Company Social Fund (ZFŚS) and others, and
- accruals and deferred income.

Liabilities are measured at their nominal value on the date they arise.
At the balance sheet date liabilities are measured at the payable amount – together with interest payable or the revaluation of claims – at a level specified by contract and including exchange rate differences arising from the valuation of liabilities at the exchange rate in force. Financial liabilities assigned to specific categories of financial instruments are measured respectively at amortised purchase cost or fair value.

Liabilities denominated in foreign currencies as at their date of arising and at the balance sheet date are valued at the average exchange rate set for the given currency by the NBP.

11.9.1 Contingent liabilities – off-balance sheet

The Company recognises as contingent liabilities potential future obligations to provide benefits, whose arising is dependent upon the existance of specified events in the future.
The following are recognised as contingent (off-balance sheet) liabilities among others:
- guarantees, securities and bills of exchange granted to third parties, arising from agreements,
- liabilities due to compensation for damages arising in connection with the Company's economic activities, for cases remaining in proceedings,
- suspended contingent environmental penalties,
- liabilities arising from innovation contracts, calculated based on future effects, and
- liabilities to the State Treasury due to freely-granted perpetual usufruct of land, in an amount reflecting the valuation of such land based on property assessment documents.

11.9.2 Provisions

The Company creates provisions when it has a present obligation (legal or constructive) as a result of a past event, and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and when a reliable estimate can be made of the amount of the obligation.
Provisions are created, among others, for the following liabilities:
- deferred income tax, created in connection with the taxable temporary differences between the carrying amount of assets and equity and liabilities, and their taxable value,
- future employee benefits due to jubilee bonuses, retirement benefits and coal equivalent payments paid after the employment period,
- costs of future mine closure and other technological objects, following mining excavation,
- the effects of legal and administrative proceedings,
- the granting of guarantees, securities and other similar liabilities, from the moment in which the risk of incurring expenses on behalf of a third party arises, and
- other future liabilities arising from unresolved issues.

The Company itself estimates the value of provisions.
The deferred income tax provision is set at the amount of taxation due for payment in the future, and reflects in most instances the prevailing income tax rate of the year in which the tax liability arises.
The provision for future employee benefits is set at an amount estimated by actuarial methods.
The classification of provisions into long and short term is done based on proportions set using statistical methods by an actuary.
The provision for mine closure costs and other technological objects is set in accordance with the principles of IAS 16, IAS 37 and IFRIC 1.

11.9.3 Accruals

The Company recognises as accruals, recognised in the balance sheet under equity and liabilities, probable liabilities chargeable to the current financial period which arise from benefits obtained by the Company from contracted parties and employees, if the value of the liability is known or may be reliably estimated, or which arise from the obligation to provide future benefits based on on-going activities, whose value may be reliably estimated.
Accruals include:
- wages together with charges paid once a year,
- accounted-for costs of fees arising from the settlement of production, if they were not recognised as non-invoiced liabilities,
- short term provisions due to unutilised vacations, revalued at year-end, and
- other short term costs matched to revenues, representing future liabilities estimated on the basis of signed agreements or other reliable estimates.

11.9.4 Deferred income

Deferred income includes:
- cash and cash equivalents received to finance the acquisition or creation of fixed assets under construction

and of development costs which are settled simultaneously to the depreciation write-off, of fixed assets financed by these sources,
- the value of fixed assets, fixed assets under construction and of intangible assets, obtained free of charge, including as a donation, which are settled simultaneously to the depreciation write-off of these assets, and
- negative goodwill, arising when the purchase price of an entity or an organised part thereof is lower than the fair value of net assets acquired.

11.10 Revenues, costs, financial result

11.10.1 Revenues

The Company recognises as revenues from sales the probable realisation in the financial period of economic benefits, of a reliably-determined amount, in the form of an increase in the value of assets, or decrease of liabilities, which lead to an increase in equity in a manner other than the granting of funds by their owner. Revenues from sales are adjusted by the result from the settlement of derivative hedging instruments and by the result from settlement of non-derivative financial instruments representing hedging instruments.

The Company also recognises the following as revenues:

1. other operating income, connected indirectly with its economic activities:
- gains on the disposal of fixed assets, fixed assets under construction and of intangible assets,
- write-offs of subsidies received to finance the acquisition or creation of fixed assets, fixed assets under construction and research projects,
- write-offs of fixed assets and of intangible assets obtained free of charge or by donation,
- provisions released which were created in prior periods,
- the reversal of write-offs revaluing assets, upon elimination of the reason for which the write-offs were made,
- penalties and compensation received,
- funds recovered from the liquidation of fixed assets,
- adjustments to operating income from prior years, and
- other similar income.

2. financial income
- dividends and income from profit sharing,
- interest on investments, from funds on current bank accounts and from delay in payments from debtors,
- gain on the disposal of investments, including from the settlement of derivative hedging instruments in that part representing the ineffective part of the hedge and from the settlement of derivative instruments not designated as hedging instruments,
- exchange rate gains over losses,
- the revaluation of short and long term investments, in that part not accounted for as a revaluation reserve,
- the release of provisions created for financial liabilities, and
- other financial income.

3. extraordinary gains, arising in connection with the occurrence of unforeseen events which are not normally part of the risk of performing business activities.

11.10.2 Costs

The Company recognises as costs the probable decrease in the financial period of economic benefits of a reliably-determined amount, in the form of a decrease in the value of assets, or an increase of liabilities and provisions, which lead to a decrease in equity or an increase in negative equity in a manner other than the withdrawing of funds by its shareholders or owners.
A by-type costs account is maintained, as well as the cost centers and types of activities.

The Company also recognises the following as costs:
1. other operating costs, i.e. costs indirectly connected with operating activities:
- losses from the disposal of tangible fixed assets and intangible assets,
- the revaluation of non-financial assets, in that part not accounted for as equity,

- the amount of donated tangible assets and cash,
- the creation of provisions for future liabilities and anticipated costs (with the exception of provisions for financial liabilities),
- the payment of compensation, penalties, fines and court costs,
- costs connected with the liquidation of tangible fixed assets,
- the cost of unutilised production capacity caused by external factors, and
- other similar costs connected indirectly with operating activities.

2. financial costs

- interest on financial and other liabilities, including for delays in payments,
- losses from the disposal of investments, including from the settlement of derivative hedging instruments in that part representing the ineffective part of the hedge and from the settlement of derivative instruments not designated as hedging instruments,
- write-offs revaluing investments, due to permanent diminution in value,
- exchange rate losses over gains,
- the creation of provisions for financial liabilities,
- the so–called "unwinding of the discount" effect arising from an increase in the value of provisions for future mine closure costs resulting from the passage of time, and
- other financial costs,

3. extraordinary losses, arising in connection with the occurrence of unforeseen events which are not normally part of the risk of performing operating activities.

12. AVERAGE EXCHANGE RATE

In the current period and in the comparable prior period the average Polish zloty exchange rates in relation to the EUR, as set by the Polish National Bank, were as follows:

		current period	comparable period
1.	exchange rate on the last day of the period	3.8312	3.8598
2.	average rate calculated as the mathematical average of the rates on the last day of each month of the period	3.8991	4.0233
3.	highest rate in the period Tab.nr 122/A/NBP/2006, Tab. nr 83/A/NBP/2005	4.1065	4.2756
4.	lowest rate in the period Tab.nr 36/A/NBP/2006, Tab.nr 240/A/NBP/2005	3.7565	3.8223

13. BASIC ITEMS OF THE BALANCE SHEET, INCOME STATEMENT AND CASH FLOW STATEMENT IN EUR

		as on the last day in 000' EUR	
1.	**Basic balance sheet items**	current period	comparable period
	Assets in total	**3 264 283**	**2 843 995**
I	Non-current assets	1 860 292	1 833 953
II	Current assets	1 403 991	1 010 042
	Equity and liabilities in total	**3 264 283**	**2 843 995**
I	Equity	2 070 072	1 609 948
II	Liabilities and provisions for liabilities	1 194 211	1 234 047

The PLN/EUR exchange rate used for calculating the balance sheet data on the last day of the current period, as set by the NBP for that date, was 3.8312 PLN/EUR.
The PLN/EUR exchange rate used for calculating the balance sheet data on the last day of the comparable period, as set by the NBP for that date, was 3.8598 PLN/EUR.

2. **Basic income statement items**

		in 000' EUR current period	comparable period
I	Revenues from the sale of products, goods for resale and materials	2 992 929	1 988 439
II	Cost of sale of products, goods for resale and materials	1 747 719	1 174 094
III	Gross profit (loss) from sales	1 245 210	814 345
IV	Profit (loss) from sales	1 092 452	672 773
V	Operating profit (loss)	1 077 471	623 542
VI	Profit (loss) before extraordinary items and taxation	1 039 561	654 826
VII	Extraordinary items	-	
VIII	Profit (loss) before taxation	1 039 561	654 826
IX	Net profit (loss)	870 747	569 024

For calculating the income statement data for the current period the average PLN/EUR exchange rate was applied, calculated as the mathematical average of the rates on the last day of each month of the period, which was set by the NBP for that date, i.e. 3.8991 PLN/EUR.
For calculating the income statement data for the comparable period the average PLN/EUR exchange rate was applied, calculated as the mathematical average of rates on the last day of each month of the period, which was set by the NBP for that date, i.e. 4.0233 PLN/EUR.

3. **Basic cash flows items**

		in 000' EUR current period	comparable period
A	Net cash flow from operations	662 116	622 649
B	Net cash flow from investing activities	(9 197)	(137 404)
C	Net cash flow from financing activities	(524 361)	(156 791)
D	Total net cash flow (A+/-B+/-C)	128 558	328 454
E	Change in balance of cash and cash equivalents	128 533	328 840
F	Cash and cash equivalents – beginning of the period	425 802	78 952
G	Cash and cash equivalents – end of the period	559 816	425 802

For calculating the data of the cash flow statement for the current period the following PLN/EUR exchange rates were applied:

- data in A,B,C,D, E – average exchange rate calculated as the mathematical average of rates as on the last day of each month of the period, as set by the NBP for that day, i.e. 3.8991 PLN/EUR
- data in F – as set by the NBP as at 31 December 2005, i.e. 3.8598 PLN/EUR
- data in G – as set by the NBP as at 31 December 2006, i.e. 3.8312 PLN/EUR.

For calculating the data of the cash flow statement for the comparable period the following PLN/EUR exchange rates were applied:

- data in A,B,C,D, E – average exchange rate calculated as the mathematical average of rates as on the last day of each month of the period, as set by the NBP for that day, i.e. 4.0233 PLN/EUR
- data in F – as set by the NBP as at 31 December 2004, i.e. 4.0790 PLN/EUR
- data in G – as set by the NBP as at 31 December 2005, i.e. 3.8598 PLN/EUR.

14. DIFFERENCES BETWEEN POLISH AND INTERNATIONAL FINANCIAL REPORTING STANDARDS APPROVED BY THE EUROPEAN UNION

The Company applies accounting principles and methods in accordance with the Accounting Act of 29 September 1994 as the basis for the preparation of these financial statements. The financial result and certain balance sheet items differ in amount from that which would be shown in financial statements prepared in accordance with International Financial Reporting Standards (IAS/IFRS) approved by the European Union.

The Company has examined those areas in which potential differences could occur and has made a calculation of adjustments impacting the amount of equity (net assets) and the net financial result between the financial

statements prepared in accordance with Polish accounting standards and the financial statements which would have been prepared under IFRS.
Differences between the accounting principles applied by the Company and those of IAS/IFRS arise as a result of the matters described below.

	Equity at 01.01.2005	Financial result for the period from 1.01.2005 to 31.12.2005	Changes taken directly to equity in the period from 1.01.2005 to 31.12.2005	Equity at 31.12.2005	Financial result for the period from 1.01.2006 to 31.12.2006	Changes taken directly to equity in the period from 1.01.2006 to 31.12.2006	Equity at 31.12.2006
Amount according to Polish accounting standards	**5 336 804**	**2 289 356**	**(1 412 082)**	**6 214 078**	**3 395 130**	**(1 678 349)**	**7 930 859**
revaluation of property, plant and equipment to reflect hyperinflation	352 787			352 787			352 787
adjustment to property, plant and equipment due to measurement at fair value as its deemed cost	(4 940)			(4 940)			(4 940)
adjustment in value of fully-depreciated property, plant and equipment	40 945			40 945			40 945
adjustment to property, plant and equipment due to elimination of capitalised translatory differences and interest	(802)	(316)		(1 118)			(1 118)
adjustment to property, plant and equipment due to capitalised costs of certified inspections	219			219			219
adjustment to net value of property, plant and equipment due to depreciation after restatement re: IFRS 1		(24 736)		(24 736)	(38 087)		(62 823)
adjustment to property, plant and equipment due to separation of components	2 401	20 835		23 236	9 848		33 084
adjustment in measurement of inventories due to changes in manufacturing costs	4 422	(3 906)		516	124		640
adjustment to value of shares in the AIG investment fund due to transition to IAS 32 and IAS 39 at 01.01.2005		(3 665)	17 340	13 675	(13)	(7 405)	6 257
adjustment to value of shares in subordinated entities to purchase price, minus adjustments due to impairment	462 624	(816 018)		(353 394)	248 795		(104 599)
transfer of prior year profit distribution to Social Fund					(50 000)	50 000	
deferred tax from adjustment	(75 056)	(96 251)	(3 294)	(174 601)	145 452	(1 406)	(27 743)
Amount according to International Financial Reporting Standards	**6 119 404**	**1 365 299**	**(1 398 036)**	**6 086 667**	**3 711 249**	**(1 634 348)**	**8 163 568**

14.1 Accounting for the effects of hyperinflation in prior years

In the financial statements of the Company the effects of hyperinflation were not accounted for. In accordance with International Accounting Standard 29 „Financial Reporting in Hyperinflationary Economies" the purchase price of fixed assets purchased during a hyperinflationary period in prior years would be adjusted to that of the equivalent purchasing power on the balance sheet date. The carrying value of these assets and of other non-cash assets adjusted in this way becomes a purchase price or manufacturing cost in later financial statements, being the basis for depreciation. This would affect property, plant and equipment acquired prior to the second half of financial year 1996.
The difference resulting from not applying the effects of hyperinflation also relates to share capital. The result of revaluation has no impact on the value of equity.
For purposes of the consolidated financial statements, at the date of transition of the Group to International Financial Reporting Standards property, plant and equipment were revalued to reflect the effects of hyperinflation. The effects of this revaluation were recognised in retained earnings. On 15 June 2005 the General Shareholders Meeting of KGHM Polska Miedź S.A. resolved to cover the effects of this revaluation by share capital.

14.2 Interest included in the carrying amount of fixed assets

In accordance with the Accounting Act, the Company capitalised the cost of liabilities drawn for the purpose of financing the purchase or manufacture of fixed assets (decreased by the income in this respect) until such time as the said fixed assets are brought into use. In accordance with IAS 23, "Borrowing costs", such interest is recognised in the income statement for the period in which it was incurred.

14.3 Separate depreciation of items of fixed assets

IAS 16, "Property, plant and equipment", requires the separate depreciation of significant items of fixed assets whose useful lifetimes are different, although the Accounting Act has no such requirement, and therefore, for the purposes of preparing financial statements according to Polish accounting principles, the Company applied a single depreciation rate for every fixed asset as a whole.

14.4 Capitalisation of costs of major inspections

According to IAS 16 "Property, plant and equipment" if a condition of continuing to operate an item of fixed assets is performing regular major inspections for faults, the costs of such an inspection are recognised in the carrying amount of the item of fixed assets, while any remaining carrying amount of the cost of the previous inspection is derecognised. The Accounting Act has no such requirement, and therefore the Company, for the purposes of preparing financial statements according to Polish accounting principles, recognised this type of cost in the income statement at the moment it was incurred.

14.5 Adjustment of manufacturing cost of goods held in inventories

Adjustments affecting the value of fixed assets, as well as amounts depreciated in production-related divisions of KGHM Polska Miedź S.A., will lead to the need for appropriate adjustments in the cost of manufactured goods held in inventories.

14.6 Financial instruments

In accordance with IFRS 1, "First-time adoption of International Financial Reporting Standards", as regards permissible exemptions from the requirement to fully apply IFRS retrospectively, the Company chose not to restate comparative data (i.e. data for the year 2004) with respect to financial instruments. In essence the only difference would relate to a change in the classification of a financial asset in the form of a participatory unit to the category "financial assets measured through the income statement", pursuant to IFRS 1 par. 25A. As a result of further changes introduced in IAS 39, at 1 January 2006 the Company presented financial assets in the form of participatory units in the category available-for-sale financial instruments, and as a result valuation to fair value was recognised in the revaluation reserve.

14.7 Valuation of subsidiaries and associates

In accordance with the Accounting Law, KGHM Polska Miedź S.A. accounts for its shares in subsidiaries and associates using the equity method. According to IFRS the use of this method for separate financial statements is not permitted. Shares in subsidiaries should be accounted for at their purchase cost decreased by diminution in value or pursuant to IAS 39, "Financial instruments: recognition and measurement".

14.8 Deferred income tax

The amount of deferred income tax would be appropriately determined from the differences described in the above points, in accordance with IAS 12, "Income taxes."

14.9 Presentation of assets and liabilities related to the Social Fund

The assets belonging to this Fund are not under the control of the entity, and therefore do not meet the definition of assets as described in the IFRS Framework. In addition, IAS 19, Employee Benefits, calls for the presentation of liabilities and assets related to employee benefits in a net amount. Compensation of the assets and liabilities of the Social Fund (together with the value of the Fund) would lead to a decrease in total assets by PLN 94 164 thousand (at 31 December 2005 by PLN 46 196 thousand).

14.10 Presentation of the monetary assets of the Mine Closure Fund

The Act on geology and mining dated 1 March 1996 (Journal of Laws nr 27 item 96, with subsequent amendments) calls for the creation of this Fund, and requires the entity to transfer cash assets to a separate Fund bank account for use based on plans for the liquidation of mines and other technological objects in future periods

(over 12 months from the balance sheet date). Therefore, based on IAS 1 par. 57d), which states that a given asset shall be classified as current when „...it is a cash or cash equivalent (as defined in IAS 7 Cash Flow Statements), unless it is restricted from being exchanged or used to settle a liability for at least twelve months after the balance sheet date", the monetary assets of the Mine Closure Fund would be classified as non-current and presented in the item Other financial assets in the amount PLN 37 169 thousand (at 31.12.2005 in the amount PLN 19 959 thousand).

BALANCE SHEET	Note	in '000 PLN	
		2006	2005
ASSETS			
I. Non-current assets		7 127 151	7 078 691
1. Intangible assets, of which:	1	57 235	61 725
- goodwill			
2. Tangible fixed assets	2	4 035 493	3 602 627
3. Long term debtors	3, 8	1 664	1 759
3.1. From related entities			
3.2. From other entities		1 664	1 759
4. Long term investments	4	2 564 745	2 691 428
4.1. Investment property			
4.2. Intangible assets			
4.3. Long term financial assets		2 564 745	2 691 428
a) in related entities, of which:		2 483 138	2 654 301
- shares in subordinated entities accounted for using the equity method		2 483 138	2 650 043
b) in other entities		81 607	37 127
4.4. Other long term investments			
5. Long term prepayments	5	468 014	721 152
5.1. Deferred income tax asset		467 138	719 762
5.2. Other prepayments		876	1 390
II. Current assets		5 378 968	3 898 563
1. Inventories	6	1 638 172	1 133 655
2. Short term debtors	7, 8	1 282 428	711 716
2.1. From related entities		208 070	67 948
2.2. From other entities		1 074 358	643 768
3. Short term investments		2 453 412	2 047 964
3.1 Short term financial assets	9	2 453 412	2 047 964
a) in related entities		9 582	212 197
b) in other entities		299 058	192 158
c) cash and cash equivalents		2 144 772	1 643 609
3.2. Other short term investments			
4. Short term prepayments	10	4 956	5 228
Total assets		12 506 119	10 977 254
EQUITY AND LIABILITIES			
I. Equity		7 930 859	6 214 078
1. Share capital	12	2 000 000	2 000 000
2. Called up share capital not paid (negative value)			
3. Treasury shares (negative value)	13		
4. Reserve capital	14	2 326 738	2 083 888
5. Revaluation reserve	15	208 991	(159 166)
6. Other reserve capital	16		
7. Retained profit (uncovered loss) from prior years			
8. Net profit (loss)		3 395 130	2 289 356
9. Write-off of net profit in the financial year (negative value)	17		
II. Liabilities and provisions for liabilities		4 575 260	4 763 176
1. Provisions for liabilities	18	1 704 972	1 666 358
1.1. Deferred income tax provision		313 303	322 626
1.2. Provision for retirement and related benefits		867 110	817 019
a) long term		803 875	756 328
b) short term		63 235	60 691
1.3. Other provisions		524 559	526 713
a) long term		479 910	414 701
b) short term		44 649	112 012
2. Long term liabilities	19	29 552	40 489
2.1. Toward related entities			165
2.2. Toward other entities		29 552	40 324
3. Short term liabilities	20	2 541 686	2 808 977
3.1. Toward related entities		222 976	259 316
3.2. Toward other entities		2 178 798	2 474 011
3.3. Special funds		139 912	75 650
4. Accruals and deferred income	21	299 050	247 352
4.1. Negative goodwill			
4.2. Other accruals and deferred income		299 050	247 352
a) long term		1 654	1 382
b) short term		297 396	245 970
Total equity and liabilities		12 506 119	10 977 254

Net assets		7 930 859	6 214 078
Number of shares		200 000 000	200 000 000
Net assets per share (in PLN)	22	39.65	31.07
Diluted number of shares		200 000 000	200 000 000
Diluted net assets per share (in PLN)	22	39.65	31.07

OFF-BALANCE SHEET ITEMS	Note	in '000 PLN	
		2006	2005
1. Contingent debtors	23	157 638	65 722
1.1. From related entities (due to)			
- received guarantees			
1.2. From other entities (due to)		157 638	65 722
- received guarantees			
- disputed State budget issues		157 633	64 845
- other		5	877
2. Contingent liabilities	23	730 031	38 040
2.1. Toward related entities (due to)		3 219	36 968
- granted guarantees		3 219	36 968
2.2. Toward other entities (due to)		726 812	1 072
- granted guarantees		4 000	
- agreement on the acceptance of the offer and conditional transfer of shares in Polkomtel S.A.		718 569	
- contingent penalties		4 243	1 072
3. Other (due to)		416 779	458 734
3.1. Toward related entities (due to)		111	11 337
- liabilities due to R&D and inventions		111	11 337
3.2. Toward other entities (due to)		416 668	447 397
- liabilities due to perpetual usufruct of State Treasury land		379 819	376 425
- liabilities due to R&D and inventions		30 537	68 384
- other liabilities (unresolved and disputed issues etc.)		6 312	2 588

INCOME STATEMENT	Note	in '000 PLN	
		2006	2005
I. Net revenue from the sale of products, goods for resale and materials, of which:		11 669 730	8 000 085
- from related entities		2 601 921	1 595 571
1. Net revenue from the sale of products	24	11 264 794	7 924 195
2. Net revenue from the sale of goods for resale and materials	25	404 936	75 890
II. Cost of products, goods for resale and materials sold, of which:		(6 814 532)	(4 723 734)
- for related entities		(1 278 667)	(968 359)
1. Cost of manufactured products sold	26	(6 432 583)	(4 650 097)
2. Cost of goods for resale and materials sold		(381 949)	(73 637)
III. Gross profit (loss)		4 855 198	3 276 351
IV. Selling costs	26	(75 488)	(74 461)
V. General and administrative costs	26	(520 132)	(495 124)
VI. Profit (loss) from sales		4 259 578	2 706 766
VII. Other operating income		64 495	85 425
1. Gain on disposal of non-financial assets			
2. Subsidies		628	673
3. Other operating income	27	63 867	84 752
VIII. Other operating costs		(122 904)	(283 493)
1. Loss from disposal of non-financial assets		(10 569)	(86)
2. Revaluation of non-financial assets		(1 275)	(22 913)
3. Other operating costs	28	(111 060)	(260 494)
IX. Operating profit (loss)		4 201 169	2 508 698
X. Financial income	29	274 221	395 152
1. Dividends and share in profit, of which:		331	313
- from related entities			
2. Interest, of which:		83 127	93 966
- from related entities		4 832	41 264
3. Gain on the sale of investments	31		9 942
4. Revaluation of investments		168 798	223 758
5. Other		21 965	67 173
XI. Financial costs	30	(422 039)	(269 287)
1. Interest, of which:		(13 200)	(10 744)
- to related entities		(1 045)	(1 221)
2. Loss from the sale of investments	31	(11 883)	
3. Revaluation of investments		(307 373)	(204 328)
4. Other		(89 583)	(54 215)
XII. Profit (loss) before extraordinary items and taxation		4 053 351	2 634 563
XIII. Result on extraordinary items			
1. Extraordinary gains	32		
2. Extraordinary losses	33		
XIV. Profit (loss) before taxation		4 053 351	2 634 563
XV. Taxation	34	(936 283)	(417 331)
a) current taxation		(789 321)	(520 834)
b) deferred taxation		(146 962)	103 503
XVI. Other obligatory deductions from profit (loss increase)	35		
XVII. Share in net profits (losses) of subordinated entities accounted for using the equity method	36	278 062	72 124
XVIII. Net profit (loss)		3 395 130	2 289 356
Net profit (loss) (annualised)		3 395 130	2 289 356
Weighted average number of ordinary shares		200 000 000	200 000 000
Earnings (loss) per ordinary share (in PLN)	38	16.98	11.45
Weighted average diluted number of ordinary shares		200 000 000	200 000 000
Diluted earnings (loss) per ordinary share (in PLN)	38	16.98	11.45

STATEMENT OF CHANGES IN EQUITY	in '000 PLN	
	2006	2005
I. Equity - beginning of the period	6 214 078	5 336 804
a) changes in accounting policies		
b) corrections due to errors		
I.a. Equity - beginning of the period, after adjustment with comparative data	6 214 078	5 336 804
1. Share capital - beginning of the period	2 000 000	2 000 000
1.1. Changes in share capital		
a) increase, due to:		
- issue of shares		
b) decrease, due to:		
- redemption of shares		
1.2. Share capital - end of the period	2 000 000	2 000 000
2. Called up capital not paid - beginning of the period		
2.1. Changes in called up capital not paid		
a) increase (due to)		
b) decrease (due to)		
2.2. Called up capital not paid - end of the period		
3. Treasury shares - beginning of the period		
3.1. Changes in treasury shares		
a) increase, due to:		
b) decrease, due to:		
3.2. Treasury shares - end of the period		
4. Reserve capital - beginning of the period	2 083 888	1 629 743
4.1. Changes in reserve capital	242 850	454 145
a) increase, due to:	242 850	1 018 963
- issue of shares over nominal value		
- from profit distribution (statutory)		
- from profit distribution (over statutorily-required minimum value)	239 356	997 169
- transfer from revaluation reserve	3 494	21 794
b) decrease, due to:		(564 818)
- coverage of losses		(564 818)
4.2. Reserve capital - end of the period	2 326 738	2 083 888
5. Revaluation reserve - beginning of the period	(159 166)	874 710
5.1. Changes in revaluation reserve	368 157	(1 033 876)
a) increase, due to:	2 548 962	694 387
- settlement of hedging instruments	2 454 118	462 995
- valuation of hedging transactions, in the effective part	94 039	
- reversal of diminution in value of fixed assets	470	334
- excess of a deferred income tax asset over deferred income tax provision		231 058
- increase in value of investments to market price levels	335	
b) decrease, due to:	(2 180 805)	(1 728 263)
- disposal of fixed assets	(3 494)	(21 793)
- permanent diminution in value of fixed assets subject to revaluation		(511)
- valuation of hedging transactions, in the effective part	(1 957 883)	(1 471 625)
- settlement of hedging instruments	(123 089)	(234 334)
- excess of a deferred income tax provision over deferred income tax asset	(96 339)	
5.2. Revaluation reserve - end of the period	208 991	(159 166)
6. Other reserve capital - beginning of the period		
6.1. Changes in other reserve capital		
a) increase, due to:		
b) decrease, due to:		
6.2. Other reserve capital - end of the period		

7. Retained profit (uncovered losses) from prior years - beginning of the period	2 289 356	832 351
7.1. Retained profit from prior years - beginning of the period	2 289 356	1 397 169
a) changes in accounting policies		
b) corrections due to errors		
7.2. Retained profit from prior years - beginning of the period, after adjustment with comparative data	2 289 356	1 397 169
a) increase, due to:		
- distribution of retained profit		
b) decrease, due to:	(2 289 356)	(1 397 169)
- transfer to reserve capital	(239 356)	(997 169)
- dividend payment	(2 000 000)	(400 000)
- transfer for employee-related purposes	(50 000)	
7.3. Retained profit - end of the period		
7.4. Uncovered losses from prior years - beginning of the period		(564 818)
a) changes in accounting policies		
b) corrections due to errors		
7.5. Uncovered losses from prior years - beginning of the period, after adjustment with comparative data		(564 818)
a) increase, due to:		
- transfer of losses from prior years to be covered		
b) decrease, due to:		564 818
- coverage of loss from reserve capital		564 818
7.6. Uncovered losses from prior years - end of the period		
7.7. Retained profit (uncovered losses) - end of the period		
8. Net result	3 395 130	2 289 356
a) net profit	3 395 130	2 289 356
b) net loss		
c) write-off from profit		
II. Equity - end of the period	7 930 859	6 214 078
III. Equity, after proposed profit distribution (coverage of losses)	6 530 859	4 164 078

CASH FLOW STATEMENT	in '000 PLN	
	2006	2005
A. Cash flow from operations - indirect method		
I. Net profit (loss)	3 395 130	2 289 356
II. Total adjustments	(813 475)	215 746
1. Share in (net profit) loss of entities accounted for using the equity method	(278 062)	(72 124)
2. Depreciation	344 369	291 304
3. Foreign exchange(gains)/losses	49 955	42 762
4. Interest and share in profits (dividends)	(3 715)	(34 243)
5. (Profit) loss on investing activities	5 852	(54 295)
6. Change in provisions	(40 604)	290 761
7. Change in inventories	(504 517)	(226 759)
8. Change in debtors	(570 644)	(70 025)
9. Change in short term liabilities, excluding bank and other loans	(12 718)	291 727
10. Change in prepayments and accruals	208 769	(120 327)
11. Other adjustments	(12 160)	(123 035)
III. Net cash flow from operations (I+/-II)	2 581 655	2 505 102
B. Cash flow from investing activities		
I. Inflow	768 435	738 489
1. The sale of intangible assets and tangible fixed assets	979	849
2. The sale of investment properties and intangible assets		
3. From financial assets, of which:	757 769	735 666
a) in related entities	673 834	606 827
- the sale of financial assets	200 000	479 800
- dividends and share in profit	469 267	84 082
- repayment of long term loans granted		1 800
- interest	4 567	41 145
- other inflow from financial assets		
b) in other entities	83 935	128 839
- the sale of financial assets	65 172	77 486
- dividends and share in profit	331	313
- repayment of long term loans granted		
- interest	1 048	290
- other inflow from financial assets	17 384	50 750
4. Other investment inflow	9 687	1 974
II. Outflow	(804 296)	(1 291 308)
1. The purchase of intangible assets and tangible fixed assets	(664 224)	(644 509)
2. The purchase of property and intangible assets		
3. For financial assets, of which:	(131 322)	(632 227)
a) in related entities	(20 040)	(539 926)
- the purchase of financial assets	(20 040)	(538 731)
- long term loans granted		(1 195)
b) in other entities	(111 282)	(92 301)
- the purchase of financial assets	(111 282)	(92 301)
- long term loans granted		
4. Other investment outflow	(8 750)	(14 572)
III. Net cash flow from investing activities (I-II)	(35 861)	(552 819)
C. Cash flow from financing activities		
I. Inflow		43 199
1. Net inflow from the issuance of shares and other equity instruments and of additional payments to capital		
2. Bank and other loans		43 199
3. The issuance of debt securities		
4. Other financial inflow		
II. Outflow	(2 044 537)	(674 016)
1. The purchase of own shares		
2. Dividends and other payments to shareholders	(2 000 000)	(400 000)
3. Other outflow from profit distribution, excepting payments to shareholders		
4. Repayment of bank and other loans	(35 227)	(258 347)
5. The buy-back of debt securities		
6. Due to other financial liabilities		
7. The payment of liabilities from financial leasing agreements	(7 028)	(7 738)
8. Interest	(2 282)	(7 931)
9. Other financial outflow		
III. Net cash flow from financing activities (I-II)	(2 044 537)	(630 817)
D. Total net cash flow(A.III+/-B.III+/-C.III)	501 257	1 321 466
E. Change in balance sheet of cash and cash equivalents, of which:	501 163	1 323 023
- change in cash and cash equivalents due to exchange rate differences	(94)	1 557
F. Cash and cash equivalents - beginning of the period	1 643 510	322 044
G. Cash and cash equivalents - end of the period (F+/-D), of which:	2 144 767	1 643 510
- restricted cash and cash equivalents	51 224	35 742

ADDITIONAL INFORMATION AND EXPLANATIONS

A. EXPLANATORY NOTES

EXPLANATORY NOTES TO THE BALANCE SHEET

Note 1A.

INTANGIBLE ASSETS	in '000 PLN	
	2006	2005
a. Development costs	2 642	4 170
b. Goodwill		
c. Concessions, patents, licenses and similar items, of which:	18 848	21 586
- computer software	2 719	3 938
d. Other intangible assets	35 745	35 969
e. Prepayments for intangible assets		
Total intangible assets	57 235	61 725

Note 1B.

MOVEMENTS IN INTANGIBLE ASSETS (by type)

in '000 PLN

	a	b	c		d	e	
	development costs	goodwill	concessions, patents, licenses and similar items, including	- computer software	other intangible assets	prepayments for intangible fixed assets	Total intangible assets
a. Gross book value at the beginning of the period	9 469		58 247	21 458	37 103		104 819
b. Additions, due to:	135		4 888	284	589		5 612
- transfer from fixed assets under construction	135		4 888	284	589		5 612
c. Disposals, due to:	(104)		(307)	(298)			(411)
- liquidation	(104)		(307)	(298)			(411)
d. Gross book value at the end of the period	9 500		62 828	21 444	37 692		110 020
e. Accumulated depreciation at the beginning of the period	5 299		36 661	17 520	1 134		43 094
f. Depreciation for the period, due to:	1 559		7 319	1 205	813		9 691
- current depreciation	1 663		7 626	1 503	813		10 102
- liquidation	(104)		(307)	(298)			(411)
g. Accumulated depreciation at the end of the period	6 858		43 980	18 725	1 947		52 785
h. Write-offs due to permanent diminution in value at the beginning of the period							
- additions							
- disposals							
i. Write-offs due to permanent diminution in value at the end of the period							
j. Net book value of intangible assets at the end of the period	2 642		18 848	2 719	35 745		57 235

Note 1C.

INTANGIBLE ASSETS BY CLASS OF OWNERSHIP	in '000 PLN	
	2006	2005
a. Own intangible assets	26 559	30 402
b. Intangible assets used on the basis of rental, lease or similar agreements, including leasing agreements, including:	30 676	31 323
- an agreement for use of geological information related to the "Głogów Głęboki - Przemysłowy" ("Deep Industrial Głogów") ore deposit	30 676	31 323
Total intangible assets	57 235	61 725

Note 2A.

TANGIBLE FIXED ASSETS	in '000 PLN	
	2006	2005
a. Fixed assets, of which:	3 463 258	2 963 047
- land (including perpetual usufruct of land)	11 346	10 593
- buildings, premises and land and water engineering infrastructure	1 817 102	1 457 872
- plant and machinery	1 588 736	1 446 599
- vehicles	30 542	32 219
- other fixed assets	15 532	15 764
b. Fixed assets under construction	572 061	639 221
c. Prepayments for fixed assets under construction	174	359
Total tangible fixed assets	4 035 493	3 602 627

Due to security on a loan from Voivodeship Environmental Protection and Water Management Fund (Wojewódzki Fundusz Ochrony Środowiska i Gospodarki Wodnej) security was attached to tangible fixed assets (dedusting facility for anode furnaces).

Note 2B.

MOVEMENTS IN FIXED ASSETS (BY TYPE)

in '000 PLN

	- land (including perpetual usufruct of land)	- buildings, premises and land and water engineering infrastructure	- plant and machinery	- vehicles	- other fixed assets	Total fixed assets
a. Gross book value at the beginning of the period	10 735	3 846 669	3 975 423	121 288	55 353	8 009 468
b. Additions, due to:	777	461 777	379 911	5 059	3 374	850 898
- transfer from fixed assets under construction	777	381 086	374 183	5 042	3 374	764 462
- reclassification		559	5 728			6 287
- adjustments of capitalised costs of future liquidation of fixed assets after change in methodology of estimating provisions		79 218				79 218
- other		914		17		931
c. Disposals, due to:		(16 197)	(135 104)	(4 681)	(1 604)	(157 586)
- assets scrapped		(7 451)	(133 250)	(3 043)	(1 565)	(145 309)
- sales		(1 140)	(644)	(1 177)		(2 961)
- donations and items freely granted		(1 685)	(513)	(436)		(2 634)
- reclassification		(5 728)	(530)		(29)	(6 287)
- other items		(193)	(167)	(25)	(10)	(395)
d. Gross book value at the end of the period	11 512	4 292 249	4 220 230	121 666	57 123	8 702 780
e. Accumulated depreciation at the beginning of the period	142	2 385 972	2 528 567	89 069	39 589	5 043 339
f. Depreciation for the period, due to:	24	89 175	102 670	2 055	2 002	195 926
- current depreciation	24	98 586	225 766	6 289	3 602	334 267
- sales		(770)	(604)	(1 111)		(2 485)
- assets scrapped		(5 040)	(124 719)	(2 751)	(1 562)	(134 072)
- donations and items freely granted		(1 113)	(513)	(347)		(1 973)
- reclassification		(2 722)	2 751		(29)	
- other		234	(11)	(25)	(9)	189
g. Accumulated depreciation at the end of the period	166	2 475 147	2 631 237	91 124	41 591	5 239 265
h. Write-offs due to permanent diminution in value at the beginning of the period		2 825	257			3 082
- additions						
- disposals		(2 825)				(2 825)
i. Write-offs due to permanent diminution in value at the end of the period			257			257
i. Net book value at the end of the period	11 346	1 817 102	1 588 736	30 542	15 532	3 463 258

Note 2C.

FIXED ASSETS BY CLASS OF OWNERSHIP	in '000 PLN	
	2006	2005
a. Own fixed assets	3 456 730	2 950 106
b. Fixed assets used on the basis of rental, lease or similar agreements, including leasing agreements, including:	6 528	12 941
- financial leasing	6 528	12 941
Total fixed assets	3 463 258	2 963 047

Note 2D.

OFF-BALANCE SHEET FIXED ASSETS	in '000 PLN	
	2006	2005
Fixed assets used on the basis of rental, lease, or similar agreements, including leasing agreement, including:	198 403	222 387
- value of perpetual usufruct of State Treasury land	193 448	220 093
- leased fixed assets not subject to depreciation	4 955	2 294
Total off-balance sheet fixed assets	198 403	222 387

Note 3A.

LONG TERM DEBTORS	in '000 PLN	
	2006	2005
a) debtors from related entities, of which:		
- from subsidiaries, due to:		
- from jointly controlled entities, due to:		
- from associates, due to:		
- from significant investor, due to:		
- from parent entity, due to:		
b) from other entities, of which:	1 664	1 759
- other debtors	1 664	1 759
Net long term debtors	1 664	1 759
c) allowance for debtors		
Gross long term debtors	1 664	1 759

Note 3B.

CHANGE IN LONG TERM DEBTORS (BY TYPE)	in '000 PLN	
	2006	2005
a) beginning of the period	1 759	1 815
- other debtors	1 759	1 815
b) increase, due to:		20
- debtors arising from settlement		20
c) decrease, due to:	(95)	(76)
- transfer of other long term debtors to short term debtors	(94)	(75)
- repayment of debtors	(1)	(1)
d) end of the period	1 664	1 759
- other debtors	1 664	1 759

Note 3C.

CHANGE IN ALLOWANCE FOR LONG TERM DEBTORS	in '000 PLN	
	2006	2005
Beginning of the period		
a) increase, due to:		
b) decrease, due to:		
Allowance for long term debtors at the end of the period		

Note 3D.

LONG TERM DEBTORS (BY CURRENCY)	unit / currency	in '000 PLN	
		2006	2005
a) in Polish currency		1 664	1 759
b) in foreign currency			
b1. in currency			
after conversion to '000PLN			
other currencies in '000PLN			
Total long term debtors		1 664	1 759

EXEMPTION NUMBER: 82-4639

Note 4A.

CHANGE IN INVESTMENT PROPERTY (BY TYPE)	in '000 PLN	
	2006	2005
a) beginning of the period		
b) increase, due to:		
c) decrease, due to:		
d) end of the period		

Note 4B.

CHANGE IN INTANGIBLE ASSETS (by type)	in '000 PLN	
	2006	2005
a) beginning of the period		
b) additions, due to:		
c) disposals, due to:		
d) end of the period		

Note 4C.

LONG TERM FINANCIAL ASSETS	in '000 PLN	
	2006	2005
a) in subsidiaries	1 793 058	1 723 128
- shares	1 793 058	1 718 870
- debt securities		
- other securities (by type)		
- loans granted		
- other long term financial assets (by type)		4 258
- paid but not registered share capital in a subsidiary		4 258
b) in jointly controlled entities		
- shares		
- debt securities		
- other securities (by type)		
- loans granted		
- other long term financial assets (by type)		
c) in associates	690 080	931 173
- shares	690 080	931 173
- debt securities		
- other securities (by type)		
- loans granted		
- other long term financial assets (by type)		
d) in significant investor		
- shares		
- debt securities		
- other securities (by type)		
- loans granted		
- other long term financial assets (by type)		
e) in parent entity		
- shares		
- debt securities		
- other securities (by type)		
- loans granted		
- other long term financial assets (by type)		
f) in other entities	81 607	37 127
- shares	23 338	23 338
- debt securities		
- other securities (by type)	58 269	13 789
- limited partner interests	58 269	13 789
- loans granted		
- other long term financial assets (by type)		
Total long term financial assets	2 564 745	2 691 428

Note 4D.

SHARES IN SUBORDINATED ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	in '000 PLN	
	2006	2005
a) goodwill of subordinated entities		
- subsidiaries		
- jointly controlled entities		
- associates		
b) negative goodwill of subordinated entities		
- subsidiaries		
- jointly controlled entities		
- associates		

Note 4E.

CHANGE IN GOODWILL - subsidiaries	in '000 PLN	
	2006	2005
a) gross book value at the beginning of the period		
b) increases, of which:		
c) decreases, of which:		
d) gross book value at the end of the period		
e) write-off of goodwill at the beginning of the period		
f) write-off of goodwill for the period		
g) write-off of goodwill at the end of the period		
h) net book value at the end of the period		

Note 4F.

CHANGE IN GOODWILL - jointly controlled entities	in '000 PLN	
	2006	2005
a) gross book value at the beginning of the period		
b) increases, of which:		
c) decreases, of which:		
d) gross book value at the end of the period		
e) write-off of goodwill at the beginning of the period		
f) write-off of goodwill for the period		
g) write-off of goodwill at the end of the period		
h) net book value at the end of the period		

Note 4G

CHANGE IN GOODWILL - associates	in '000 PLN	
	2006	2005
a) gross book value at the beginning of the period		
b) increases, of which:		
c) decreases, of which:		
d) gross book value at the end of the period		
e) write-off of goodwill at the beginning of the period		
f) write-off of goodwill for the period		
g) write-off of goodwill at the end of the period		
h) net book value at the end of the period		

Note 4H

CHANGE IN NEGATIVE GOODWILL - subsidiaries	in '000 PLN	
	2006	2005
a) gross book value at the beginning of the period		
b) increases, of which:		
c) decreases, of which:		
d) gross book value at the end of the period		
e) write-off of negative goodwill at the beginning of the period		
f) write-off of negative goodwill for the period		
g) write-off of negative goodwill at the end of the period		
h) net book value at the end of the period		

Note 4I

CHANGE IN NEGATIVE GOODWILL - jointly controlled entities	in '000 PLN	
	2006	2005
a) gross book value at the beginning of the period		
b) increases, of which:		
c) decreases, of which:		
d) gross book value at the end of the period		
e) write-off of negative goodwill at the beginning of the period		
f) write-off of negative goodwill for the period		
g) write-off of negative goodwill at the end of the period		
h) net book value at the end of the period		

Note 4J.

CHANGE IN NEGATIVE GOODWILL - associates	in '000 PLN	
	2006	2005
a) gross book value at the beginning of the period		
b) increases, of which:		
c) decreases, of which:		
d) gross book value at the end of the period		
e) write-off of negative goodwill at the beginning of the period		
f) write-off of negative goodwill for the period		
g) write-off of negative goodwill at the end of the period		
h) net book value at the end of the period		

Note 4K.

CHANGE IN LONG TERM FINANCIAL ASSETS (BY TYPE)	in '000 PLN	
	2006	2005
a) beginning of the period	2 691 428	2 809 706
- shares	2 673 381	2 092 034
- long term loans		598
- debt securities		679 800
- other securities	13 789	37 274
- other long term financial assets	4 258	
b) increase, due to:	74 648	619 997
- purchase of shares	2 010	48 741
- capital increase	22 288	555 842
- long term loans granted		3 595
- valuation at amortised cost		157
- purchase of other securities	50 000	3 740
- adjustment in value of other securities	350	3 664
- paid but not registered share capital in a subsidiary - other financial assets		4 258
c) decrease, due to:	(201 331)	(738 275)
- repayment of loan		(1 800)
- buy-back of debt securities		(479 800)
- adjustment of surplus contribution in kind over book value of shares		(11 277)
- transfer to short term loans		(2 550)
- reclassification of long term securities to short term		(200 000)
- revaluation of shares using the equity method	(191 203)	(11 959)
- return of investment capital from other securities	(5 870)	(30 889)
- registration of an increase in share capital of a subsidiary - other financial assets	(4 258)	
d) end of the period	2 564 745	2 691 428
- shares	2 506 476	2 673 381
- long term loans		
- debt securities		
- other securities	58 269	13 789
- other long term financial assets		4 258

Note 4L.

SHARES IN SUBORDINATED ENTITIES

in '000 PLN

	a	b	c	d	e	f	g	h	i	j	k	l
Item	Name of entity (with indication of legal form)	Location of Head Office	Primary activity of company	Character of capital relationship (subsidiaries, joint controlled entities, associates, with description of direct and indirect relations)	Consolidation method applied / valuation under equity accounting method or indication that entity is not subject to consolidation / valuation under equity accounting method	Date of obtaining control / joint control / significant influence	Value at purchase cost of shares	Value adjustments (total)	Book value of shares	Percentage of share capital owned	Voting interest in the General Shareholders Meeting	Other than defined under letter j) or k), basis of control / joint controlled / significant influence
1	KGHM Cuprum sp. z o.o.- CBR	Wroclaw	Research and development	subsidiary	full	01.01.1993	8 507	3 921	12 428	100.00	100.00	
2	KGHM Polish Copper Ltd.	London	Copper trade	subsidiary	full	21.06.1991	6 903	14 130	21 033	100.00	100.00	
3	„Miedziowe Centrum Zdrowia" S.A.	Lubin	Medical services	subsidiary	full	25.09.1995	57 935	(28 651)	29 284	100.00	100.00	
4	KGHM Ecoren S.A.	Lubin	Production of other products from non-metallic mineral resources	subsidiary	full	11.10.1995	277 609	(43 129)	234 480	100.00	100.00	
5	„Energetyka" sp. z o.o.	Lubin	Production, distribution and trade in electrical and steam energy	subsidiary	full	01.01.1996	154 272	33 917	188 189	100.00	100.00	
6	CBJ sp. z o.o.	Lubin	Technical analyses and tests	subsidiary	full	18.11.1996	2 218	12 186	14 404	100.00	100.00	
7	KGHM Kupferhandelsges.m.b.H.	Viena	Copper trade	subsidiary	full	13.11.1996	925	477	1 402	100.00	100.00	
8	POL-MIEDŹ TRANS Sp. z o.o.	Lubin	Transport	subsidiary	full	01.10.1996	63 761	17 032	80 793	100.00	100.00	
9	DIALOG S.A.	Wrocław	Telecommunication services and cybernetics	subsidiary	full	11.06.1999	1 985 535	(938 885)	1 046 650	100.00	100.00	
10	KGHM Congo S.P.R.L.	Lubumbashi	Ore extraction services	subsidiary	full	16.03.1998	57 938	(57 938)		99.98	99.98	
11	KGHM Metraco S.A.	Legnica	Trade,agent and representative services	subsidiary	full	21.06.1991	12 865	39 030	51 895	98.96	98.96	
12	PeBeKa S.A.	Lubin	Mine development and tunneling operations	subsidiary	full	01.01.1993	50 307	2 879	53 186	100.00	100.00	
13	„Zagłębie" Lubin SSA	Lubin	Participation and organisation of professional sporting events	indirectly subsidiary	full	25.03.2003	16 570	(10 568)	6 002	100.00	100.00	
14	PHP „MERCUS" sp. z o.o.	Polkowice	Trade and production of electrical cables	subsidiary	full	05.04.2004	32 133	19 678	51 811	100.00	100.00	
15	MINOVA-KSANTE Spółka z o.o.	Trzebcz	Production of organic and non-organic chemicals, glues; production and sale of mineral water and non-carbonated beverages	associated	equity method	17.08.1998	1 309	1 072	2 381	30.00	30.00	
16	INTERFERIE S.A.	Lubin	Tourism, sanatorium and hotel management	indirectly subsidiary	full	15.06.1992	1 500		1 500	2.06	2.06	63.61% indirectly owned
17	POLKOMTEL S.A.	Warsaw	Mobile telephony, telecommunication services	associated	equity method	28.12.1995	437 250	250 450	687 700	19.61	19.61	impact on development of company strategy
18	TOTAL						3 167 537	(684 399)	2 483 138			

EXEMPTION NUMBER: 82-4639

Note 4M.

SHARES IN SUBORDINATED ENTITIES - continuation

in '000 PLN

	a	m							n			o			p	r	s	t
Item	Name of entity	Equity, of which:	Share capital	Called up capital not paid	Reserve Capital	Other equity, of which:	Retained profit (uncovered loss) from prior years	Net Profit (loss)	Liabilities and provisions for liabilities, of which:	long term liabilities	short term liabilities	Debtors, of which:	long term debtors	short term debtors	Total assets	Revenue from sales	Share capital not paid by the issuer	Dividends received or due from prior year
1	KGHM Cuprum sp. z o.o.- CBR	11 796	8 506		3 040	250	(1 394)	1 344	12 259	2 088	7 371	7 143		7 143	24 055	30 779		
2	KGHM Polish Copper Ltd.*	21 033	7 567		7 520	5 946	1 770	4 176	140 523		139 781	149 418	220	149 198	167 930	2 682 521		4 174
3	„Miedziowe Centrum Zdrowia" S.A.	29 386	46 818			(17 432)	(18 011)	579	22 455		5 222	5 658		5 658	51 841	49 373		
4	KGHM Ecoren S.A.	251 107	223 374		3 821	23 912	16 611	7 301	22 647	8 481	8 936	7 548		7 548	273 754	53 491		
5	„Energetyka" sp. z o.o.	223 951	191 049		2 012	30 890		(13 622)	94 137	2 798	49 556	39 666		39 666	318 088	231 082		
6	CBJ sp. z o.o.	14 404	2 918		8 172	3 314		3 314	13 506		7 397	4 738		4 738	27 910	37 017		3 214
7	KGHM Kupferhandelsges.m.b.H. *	1 402	925			477	(88)	(227)	46 728		46 013	33 222		33 222	47 941	570 847		
8	POL-MIEDŹ TRANS Sp. z o.o.	142 471	140 418		22 433	(20 380)		(20 380)	80 303		43 808	30 798		30 798	222 774	445 069		
9	DIALOG S.A.	1 046 650	1 959 800			(913 150)	(984 421)	71 271	222 400	100 000	106 187	51 216		51 216	1 269 050	500 959		
10	KGHM Congo S.P.R.L.*	(33 859)	58 590			(92 449)	(93 073)	624	22 399		22 399	917		917	6 194	37 426		
11	KGHM Metraco S.A.	53 580	2 545		41 923	9 112		9 111	60 781		56 927	90 733		90 733	114 361	1 148 069		
12	PeBeKa S.A.	53 186	30 823		19 724	2 639		2 093	143 214	91	102 524	80 117		80 117	196 400	353 220		
13	„Zagłębie" Lubin SSA	5 850	13 689		1 015	(8 854)		(8 854)	16 167	96	3 261	5 038		5 038	22 017	21 838		
14	PHP „MERCUS" sp. z o.o.	51 811	10 733		35 897	5 181		4 095	96 142	538	94 361	61 278		61 278	147 953	563 482		
15	MINOVA-KSANTE Spólka z o.o.	7 938	4 500		598	2 840		2 840	1 815		938	1 688		1 688	9 753	16 296		609
16	INTERFERIE S.A.	90 772	72 821		13 992	3 959		2 457	9 021	1 900	4 883	1 945		1 945	99 793	37 426		
17	POLKOMTEL S.A.	3 506 853	2 050 000		335 171	1 121 682		1 121 670	4 174 103	842 176	2 121 991	676 243		676 243	7 680 956	7 359 014		461 270

*historic valuation of share capital

Note 4N.

SHARES IN OTHER ENTITIES				in '000PLN						
	a	b	c	d	e		f	g	h	i
Item	Name of entity (with indication of legal form)	Location of Head Office	Primary activity of company	Book value of shares	Equity, of which:	Share Capital	Percentage of share capital owned	Voting interest in the General Shareholders Meeting	Share capital not paid by the issuer	Dividends received or due from prior year
1	Polskie Towarzystwo Reasekuracyjne S.A.	Warsaw	organisation and conduct of indirect insurance activities (reassurance)	12 500	150 188	105 180	11.88	11.88		331
2	Towarzystwo Ubezpieczeń Wzajemnych "CUPRUM"	Lubin	mutual insurance activities	9 500	24 519	10 128	93.80	93.80		
3	Infomonitor Biuro Informacji gospodarczej S.A.	Warsaw	collection and processing of data on the creditworthiness	1 338	778	4 000	16.72	16.72		
Total				23 338						

Note 4O.

SECURITIES, SHARES AND OTHER LONG TERM FINANCIAL ASSETS (BY CURRENCY)	unit /currency	in '000 PLN 2006	2005
a) In Polish currency		2 534 376	2 654 979
b) In foreign currency		30 369	36 449
b1. in currency	'000/USD	2 726	3 747
after conversion to '000PLN		7 933	13 789
b2. in currency	'000/EUR	438	424
after conversion to '000PLN		1 403	1 629
b3. in currency	'000/GBP	5 627	4 834
after conversion to '000PLN		21 033	21 031
other currencies in '000PLN			
Total long term securities, shares and other long term financial assets		2 564 745	2 691 428

Note 4P.

SECURITIES, SHARES AND OTHER LONG TERM FINANCIAL ASSETS (BY TRANSFERABILITY)	in '000 PLN 2006	2005
A. Fully transferable securities, quoted on stock exchanges (book value)		
a. Shares (book value)		
- value adjustments (for the period)		
- value at the beginning of the period		
- value at purchase price		
b. Bonds (book value)		
- value adjustments (for the period)		
- value at the beginning of the period		
- value at purchase price		
c. Other by type (book value)		
c1		
- value adjustments (for the period)		
- value at the beginning of the period		
- value at purchase price		
B. Fully transferable securities, traded on over-the counter markets (book value)		
a. Shares (book value)		
- value adjustments (for the period)		
- value at the beginning of the period		
- value at purchase price		
b. Bonds (book value)		
- value adjustments (for the period)		
- value at the beginning of the period		
- value at purchase price		
c. Other by type (book value)		
c1		
- value adjustments (for the period)		
- value at the beginning of the period		
- value at purchase price		
C. Fully transferable, not traded on regulated market (book value)		
a. Shares (book value)		
- value adjustments (for the period)		
- value at the beginning of the period		
- value at purchase price		
b. Bonds (book value)		
- value adjustments (for the period)		
- value at the beginning of the period		
- value at purchase price		
c. Other by type (book value)		
c1		
- value adjustments (for the period)		
- value at the beginning of the period		
- value at purchase price		

D. Securities with limited transferability (book value)	2 506 476	2 691 428
a. Shares (book value)	2 480 479	2 673 381
- value adjustments (for the period)	(191 203)	(11 959)
- value at the beginning of the period	2 673 381	2 092 034
- value at purchase price	3 190 875	3 166 577
b. Bonds (book value)		
- value adjustments (for the period)		
- value at the beginning of the period		
- value at purchase price		
c. Other by type (book value)	58 269	18 047
c1. limited partner interests (book value)	58 269	13 789
- value adjustments (for the period)	350	3 664
- value at the beginning of the period	13 789	37 274
- value at purchase price	59 157	15 026
c2. paid but not registered capital in a subsidiary (book value)		4 258
- value adjustments (for the period)		
- value at the beginning of the period	4 258	
- value at purchase price		
c3. debt securities (book value)		
- value adjustments (for the period)		
- value at the beginning of the period		679 800
- value at purchase price		679 800
Total value at purchase price	3 250 032	3 861 403
Total value at the beginning of the period	2 691 428	2 809 108
Total adjustments (for the period)	(190 853)	(8 295)
Total book value	2 506 476	2 691 428

Note 4Q.

LONG TERM LOANS GRANTED (BY CURRENCY)	unit /currency	in '000 PLN	
		2006	2005
a) in Polish currency			
b) in foreign currency			
b1. in currency			
after conversion to '000PLN			
other currencies in '000PLN			
Total long term loans granted			

Note 4R.

OTHER LONG TERM INVESTMENTS (BY TYPE)	in '000 PLN	
	2006	2005
Total other long term investments		

Note 4S.

CHANGE IN OTHER LONG TERM INVESTMENTS (BY TYPE)	in '000 PLN	
	2006	2005
a) beginning of the period		
b) increase, due to:		
c) decrease, due to:		
d) end of the period		

Note 4T.

OTHER LONG TERM INVESTMENTS (BY CURRENCY)	unit /currency	in '000 PLN	
		2006	2005
a) in Polish currency			
b) in foreign currency			
b1. in currency			
after conversion to '000PLN			
other currencies in '000PLN			
Total other long term investments			

Note 5A

CHANGE IN DEFERRED INCOME TAX ASSETS	in '000 PLN	
	2006	2005
1. Deferred income tax assets at the beginning of the period, of which:	719 762	304 811
a) recognised in financial result	505 803	304 267
- exchange rate differences	25 272	32 487
- interest	24	43
- short term provisions due to wages	36 673	28 251
- valuation of derivative transactions	65 180	120 095
- provisions for future employee benefits	52 312	46 825
- depreciation	7 930	8 467
- revaluation of future cash flow hedging instruments	21 027	27 847
- difference from using the equity method	191 929	
- unpaid wages with charges	38 904	
- other	66 552	40 252
b) recognised in equity	213 959	544
- revaluation of future cash flow hedging instruments	213 959	544
c) recognised in goodwill or negative goodwill		
2. Increases	540 595	628 510
a) recognised in financial result for the period in connection with deductible temporary differences, due to:	213 588	379 146
- exchange rate differences	803	1 473
- interest	6	23
- short term provisions for wages	49 251	34 564
- valuation of derivative transactions	98 070	53 836
- provisions for future employee benefits	3 049	5 487
- depreciation	2 301	1 887
- revaluation of future cash flow hedging instruments	2 064	13 992
- difference from using the equity method		191 929
- unpaid wages with charges	44 151	38 904
- other	13 893	37 051
b) recognised in financial result for the period due to negative taxable base		
c) recognised in equity in connection with deductible temporary differences, due to:	327 007	249 364
- revaluation of future cash flow hedging instruments	327 007	249 364
d) recognised in equity due to negative taxable base		
e) recognised in goodwill or negative goodwill in connection with deductible temporary differences		
3. Decreases	(793 219)	(213 559)
a) recognised in financial result for the period in connection with deductible temporary differences, due to:	(369 873)	(177 610)
- exchange rate differences	(9 268)	(8 688)
- interest	(23)	(42)
- short term provisions for wages	(33 539)	(26 142)
- valuation of derivative transactions	(48 869)	(108 751)
- depreciation	(1 511)	(2 424)
- revaluation of future cash flow hedging instruments	(14 906)	(20 812)
- unpaid wages with charges	(38 904)	
- difference from using the equity method	(191 929)	
- other	(30 924)	(10 751)
b) recognised in financial result for the period in connection with negative taxable base		
c) recognised in equity in connection with deductible temporary differences, due to:	(423 346)	(35 949)
- revaluation of future cash flow hedging instruments	(423 346)	(35 949)
d) recognised in equity due to negative taxable base		
e) recognised in goodwill or negative goodwill in connection with deductible temporary differences		

4. Deferred tax assets at the end of the period, of which:	467 138	719 762
a) recognised in financial result	349 518	505 803
- exchange rate differences	16 807	25 272
- interest	7	24
- short term provisions for wages	52 385	36 673
- valuation of derivative transactions	114 381	65 180
- provisions for future employee benefits	55 361	52 312
- depreciation	8 720	7 930
- revaluation of future cash flow hedging instruments	8 185	21 027
- difference from using the equity method		191 929
- unpaid wages with charges	44 151	38 904
- other	49 521	66 552
b) recognised in equity	117 620	213 959
- revaluation of future cash flow hedging instruments	117 620	213 959
c) recognised in goodwill or negative goodwill		

DEDUCTIBLE TEMPORARY DIFFERENCES

Item	Description	Type of temporary differences	in '000 PLN		
			Beginning of period	End of period	Expiry date
1	2	3	4	5	6
	ASSETS				
A	Non-current assets				
I	intangible assets	depreciation	164	153	until expiration
II	tangible fixed assets	depreciation	41 571	45 739	until expiration
	long term fixed assets	difference from using the equity method	1 010 156		
B	Current assets				
I	inventories	valuation of inventories	271	474	2007
II	short term debtors	allowance for debtors	39 858	40 048	2007
		exchange rate differences recognised in the financial result of prior years	1 621	1 614	2007
		debtors due to consulting, advisory services, other	49	68	2007
		exchange rate differences	11 432	13 310	2007
		trade debtors	839	1 036	2007
		other		21 199	2007
	cash and cash equivalents	exchange rate differences	3 400	1 461	2007
		exchange rate differences recognised in the financial result of prior years	44	44	2007
	loans	exchange rate differences	48	70	2007
	EQUITY AND LIABILITIES				
A	Equity	exchange rate differences on bank loans	110 652	71 405	2007
		valuation of future cash flows hedging instruments	1 126 097	619 047	to realisation
B	Liabilities and provisions for liabilities				
I	provisions for liabilities	provision for property tax		8 006	2007
		R&D projects	10 300	3 113	2007
		provision for anticipated costs	10 385	5 834	to realisation
		issues unresolved and contested in court	14 581	12 043	2007
		provision for scrapping of fixed assets	7 394	8 090	2007
		provision for long-lasting employee benefits	275 327	291 372	according to potential deductions
		provision for mine closure	144 629	131 491	according to potential deductions
II	short term liabilities	contested issues	65 818		
		accrued interest on bank loans	129	39	2007
	other short term liabilities	exchange rate differences	4 827	480	2007
		exchange rate differences recognised in the financial result of prior years	35	11	to realisation
		other	31 996	21 308	2007
	other financial liabilities	valuation of derivative transaction costs	453 720	645 086	2007
		unpaid wages	204 760	232 376	I-II 2007
		exchange rate differences	156	65	2007
	accruals	annual bonus	132 328	227 787	I 2007, VI 2007,VII 2007
		rationalisation	30 809	23 028	2007
		unused vacations	15 723	18 736	to realisation
		wages	1 620	1 467	2007
		mine damage	2 626	1 357	2007
		other accruals	2 609	3 424	2007
		deferred income	32 248	7 837	2007
	Total deductible temporary differences		3 788 222	2 458 618	

Note 5B.

OTHER PREPAYMENTS	in '000 PLN	
	2006	2005
a) prepayments of costs, of which:	876	1 390
- development work capitalised until settlement	765	1 225
- other	111	165
b) other prepayments, of which:		
Total other prepayments	876	1 390

Note 6A.

INVENTORIES	in '000 PLN	
	2006	2005
a) Materials	145 535	276 753
b) Semi-finished products and work in progress	1 198 788	672 468
c) Finished products	293 041	184 106
d) Goods for resale	268	
e) Prepayments on deliveries	540	328
Total inventories	1 638 172	1 133 655

Note 7A.

SHORT TERM DEBTORS	in '000 PLN	
	2006	2005
a) from related entities, of which:	208 070	67 948
- trade debtors:	195 851	67 670
- less than 12 months	195 851	67 670
- over 12 months		
- other	12 219	278
- disputed claims		
b) from other entities	1 074 358	643 768
- trade debtors:	854 931	499 715
- less than 12 months	854 931	499 715
- over 12 months		
- tax, subsidies, custom duties, social insurance and other	134 839	103 725
- other	84 588	40 328
- disputed claims		
Total net debtors	1 282 428	711 716
c) allowance for debtors	49 847	79 113
Total gross debtors	1 332 275	790 829

Note 7B.

SHORT TERM DEBTORS FROM RELATED ENTITIES	in '000 PLN	
	2006	2005
a) trade debtors, of which:	195 851	67 670
- from subsidiaries	195 799	67 615
- from jointly controlled entities		
- from associates	52	55
- from significant investor		
- from parent entity		
b) other, of which:	12 219	278
- from subsidiaries	12 219	278
- from jointly controlled entities		
- from associates		
- from significant investor		
- from parent entity		
c) disputed claims, of which:		
- from subsidiaries		
- from jointly controlled entities		
- from associates		
- from significant investor		
- from parent entity		
Total short term net debtors from related entities	208 070	67 948
d) allowance for debtors from related entities	35 011	43 464
Total gross debtors from related entities	243 081	111 412

Note 7C.

CHANGE IN ALLOWANCE FOR SHORT TERM DEBTORS	in '000 PLN	
	2006	2005
Beginning of the period	79 113	114 877
a) increase, due to:	1 056	19 767
- creation of allowance for debtors	1 049	17 784
- increase of allowance due to change in exchange rates	7	1 980
- other		3
b) decrease, due to:	(30 322)	(55 531)
- utilisation of allowance for retired, doubtful and other debtors	(16 784)	(5 937)
- release of allowance due to repayment of debtors	(10 895)	(48 432)
- adjustment of allowance due to change in exchange rates	(2 643)	(1 162)
Allowance for short term debtors at the end of the period	49 847	79 113

Note 7D.

SHORT TERM DEBTORS (BY CURRENCY)	unit / currency	in '000 PLN	
		2006	2005
a) Debtors in Polish currency		975 259	637 845
b) Debtors in foreign currency		357 016	152 984
b1. in currency	'000/USD	94 039	23 434
after conversion to '000PLN		273 700	76 424
b2. in currency	'000/EUR	18 103	15 811
after conversion to '000PLN		69 371	61 038
b3. in currency	'000/GBP	2 441	2 759
after conversion to '000PLN		13 929	15 522
other currencies in '000PLN		16	
Total short term debtors		1 332 275	790 829

Note 7E.

AGING OF TRADE DEBTORS (GROSS) - REPAYMENT TERM REMAINING AT BALANCE-SHEET DATE	in '000 PLN	
	2006	2005
a) Less than 1 month	849 379	424 925
b) Over 1 month to 3 months	149 741	124 226
c) Over 3 months to 6 months		
d) Over 6 months to 1 year		1
e) Over 1 year		2
f) Overdue debtors	87 726	63 478
Total gross trade debtors	1 086 846	612 632
g) Allowance for trade debtors	(36 064)	(45 247)
Total net trade debtors	1 050 782	567 385

From one to two months is the time for payment of debtors due to normal sales of goods, work and services.

Note 7F.

AGING OF OVERDUE TRADE DEBTORS (GROSS) - SHOWING OUTSTANDING DEBTORS IN THE GIVEN TERM	in '000 PLN	
	2006	2005
a) Less than 1 month	49 287	17 884
b) Over 1 month to 3 months	1 444	272
c) Over 3 months to 6 months	8	79
d) Over 6 months to 1 year	924	400
e) Over 1 year	36 063	44 843
Total gross overdue trade debtors	87 726	63 478
f) Allowance for overdue trade debtors	(36 064)	(45 247)
Total net overdue trade debtors	51 662	18 231

Note 8A.

Of the total long and short term debtors :	disputed debtors total:	including: those uncovered by allowance	overdue debtors total:	including: those uncovered by allowance
- trade debtors	274		87 726	51 662
- tax, subsidies, and social insurance			8 506	
- other debtors	262		2 256	10

Note 9A.

SHORT TERM FINANCIAL ASSETS	in '000 PLN	
	2006	2005
a) in subsidiaries	9 582	212 197
- shares		
- debtors from dividends and other share in profit		
- debt securities		200 000
- other securities (by type)		
- loans granted	9 582	12 197
- other short term financial assets (by type)		
b) in jointly controlled entities		
- shares		
- debtors from dividends and other share in profit		
- debt securities		
- other securities (by type)		
- loans granted		
- other short term financial assets (by type)		
c) in associates		
- shares		
- debtors from dividends and other share in profit		
- debt securities		
- other securities (by type)		
- loans granted		
- other short term financial assets (by type)		
d) in significant investor		
- shares		
- debtors from dividends and other share in profit		
- debt securities		
- other securities (by type)		
- loans granted		
- other short term financial assets (by type)		
e) in parent entity		
- shares		
- debtors from dividends and other share in profit		
- debt securities		
- other securities (by type)		
- loans granted		
- other short term financial assets (by type)		
f) in other entities	299 058	192 158
- shares		
- debtors from dividends and other share in profit		
- debt securities		
- other securities (by type)		
- loans granted		
- other short term financial assets (by type)	299 058	192 158
- derivative instruments	299 058	192 158
g) cash and cash equivalents	2 144 772	1 643 609
- cash in hand and at bank	398	2 465
- other cash and cash equivalents		
- other monetary assets	2 144 374	1 641 144
Total short term financial assets	2 453 412	2 047 964

Note 9B.

SECURITIES, SHARES AND OTHER SHORT TERM FINANCIAL ASSETS (BY CURRENCY)	unit / currency	in '000 PLN	
		2006	2005
a) in Polish currency		32 375	247 375
b) in foreign currency		266 683	144 783
b1. in currency	'000/USD	91 628	44 394
after conversion to '000PLN		266 683	144 783
other currencies in '000PLN			
Total securities, shares and other short term financial assets		299 058	392 158

Note 9C.

SECURITIES, SHARES AND OTHER SHORT TERM FINANCIAL ASSETS (BY TRANSFERABILITY)	in '000 PLN	
	2006	2005
A. Fully transferable securities, quoted on stock exchanges (book value)		
a. Shares (book value)		
- fair value		
- value at market price		
- value at purchase cost		
b. Bonds (book value)		
- fair value		
- value at market price		
- value at purchase cost		
c. Other by type (book value)		
c1		
- fair value		
- value at market price		
- value at purchase cost		
B. Fully transferable securities, traded on over-the counter markets (book value)		
a. Shares (book value)		
- fair value		
- value at market price		
- value at purchase cost		
b. Bonds (book value)		
- fair value		
- value at market price		
- value at purchase cost		
c. Other by type (book value)		
c1.		
- fair value		
- value at market price		
- value at purchase cost		
C. Fully transferable, not traded on regulated market (book value)		
a. Shares (book value)		
- fair value		
- value at market price		
- value at purchase cost		
b. Bonds (book value)		
- fair value		
- value at market price		
- value at purchase cost		
c. Other by type (book value)		
c1.		
- fair value		
- value at market price		
- value at purchase cost		
D. Securities with limited transferability (book value)	299 058	392 158
a. Shares (book value)		
- fair value		
- value at market price		
- value at purchase cost		
b. Bonds (book value)		
- fair value		
- value at market price		
- value at purchase cost		
c. Other by type (book value)	299 058	392 158
c1. Derivative instruments (book value)	299 058	192 158
- fair value	299 058	192 158
- value at market price		
- value at purchase cost	271 043	145 193
c2. Other debt securities (book value)		200 000
- fair value		
- value at market price		200 067
- value at purchase cost		200 000
Total value at purchase cost	271 043	345 193
Value at the beginning of the period	392 158	512 324
Total adjustments (for the period)	28 016	46 965
Total book value	299 058	392 158

Note 9D.

SHORT TERM LOANS GRANTED (BY CURRENCY)	unit / currency	in '000 PLN 2006	2005
a) Loans in Polish currency		9 000	9 000
b) Loans in foreign currency		582	3 197
b1. in currency	'000/USD	200	980
after conversion to '000PLN		582	3 197
other currencies in '000PLN			
Total short term loans granted		9 582	12 197

Note 9E.

CASH AND CASH EQUIVALENTS (BY CURRENCY)	unit / currency	in '000 PLN 2006	2005
a) in Polish currency		555 078	493 456
b) in foreign currency		1 589 694	1 150 153
b1. in currency	'000/USD	192 861	219 103
after conversion to '000PLN		561 323	714 562
b2. in currency	'000/EUR	251 271	100 586
after conversion to '000PLN		962 668	388 241
b3. in currency	'000/GBP	11 514	8 417
after conversion to '000PLN		65 703	47 350
other currencies in '000PLN			
Total cash and cash equivalents		2 144 772	1 643 609

Note 9F.

OTHER SHORT TERM INVESTMENTS (BY TYPE)	in '000 PLN 2006	2005
Total other short term investments		

Note 9G.

OTHER SHORT TERM INVESTMENTS (BY CURRENCY)	unit / currency	in '000 PLN 2006	2005
a) in Polish currency			
b) in foreign currency			
b1.unit / currency			
after conversion to '000PLN			
other currencies in '000PLN			
Total other short term investments			

Note 10A.

SHORT TERM PREPAYMENTS	in '000 PLN 2006	2005
a) prepayments of costs, of which:	4 956	5 228
- development work capitalised until settlement	2 723	2 726
- property and personnel insurance	1 803	1 705
- other	430	797
b) other prepayments, of which:		
Total short term prepayments	4 956	5 228

Note 11A.

ADJUSTMENT IN VALUE DUE TO PERMANENT DIMINUTION OF VALUE

Item	Items of assets	Reason for adjustment	in '000 PLN Amount of adjustment	of which: recognised in income statement	recognised in equity
I	Non-current assets		918	448	470
-	fixed assets	reversal of diminution of utility	918	448	470
II	Current assets		9 486	9 486	
-	debtors	collectability risk	(1 047)	(1 047)	
		cessation of collectability risk	10 900	10 900	
-	inventories	diminution of market value	(754)	(754)	
		reversal of diminution of market value	387	387	
	TOTAL		10 404	9 934	470

Note 12A.

SHARE CAPITAL (STRUCTURE)								
								'000 PLN
Issue series	Type of share	Type of preferences	Type of limitation on shareholder rights	Amount of shares	Issue/Series' nominal value	Capital coverage method	Date of registration	Right to dividends (from date)
A*	Bearer	Ordinary	none	53 000 000	530 000	the statutory capital and part of state enterprise capital transferred into share capital	1991-09-12	On registr. date
A	Bearer	Ordinary	none	147 000 000	1 470 000	transfer to share capital of part of the reserve capital of the Company	1997-05-16	1997-01-01
Total amount of shares				200 000 000				
Total share capital					2 000 000			
Nominal value per share			10 PLN					

* *The number of shares assumed following* a stock split was authorised on the basis of resolution of the Extraordinary General Meeting of 30 April 1997 (date of registration 16 May 1997)

At 31 December 2006 the share capital of the Company amounted to PLN 2 000 000 thousand and was divided into 200 000 000 shares having a face value of PLN 10 each. Each share grants the right to one vote at the General Shareholders Meeting. During 2006 there were no changes in the share capital of the Company.

Ownership structure - shareholders holding at least 5% of the share capital and of the total number of shares:

Based on information provided to the Company by its shareholders, the only shareholder holding at least 5% of the share capital and of the total number of shares at the General Shareholders Meeting of the Company on 31 December 2006 was the Polish State Treasury, which - based on an announcement dated 12 January 2001- held 88 567 589 shares having a total nominal value of PLN 885 676 thousand, representing 44.28% of the share capital of the Company and the same number of votes at the General Shareholders Meeting.

Changes in significant packets of shares in 2006:

- Lansdowne Partners Limited Partnership, which, through the funds it manages, on 31 December 2005 held more than 5% of the total number of shares at the General Shareholders Meeting of the Company (5.29%, based on an announcement dated 12 July 2005), in January 2006 reduced its commitment in the share capital of the Company to a level below 5% and on 12 January 2006 controlled a packet of shares granting the right to 4.64 % of the total number of votes.
- Deutsche Bank Trust Company Americas - depositary bank in the depositary receipts program of the Company, which on 31 December 2005 held more than 5% of the total number of shares at the General Shareholders Meeting of the Company (5.01%, based on an announcement dated 11 May 2005; at 31 December 2005 depositary receipts representing 7.31% of the total number of shares of the Company had been issued) during 2006 frequently passed the 5% share in the total number of votes:
- on 19 June 2006 it reduced its commitment to a level below 5% and held a number of shares entitling it to 4.86% of the total number of votes,
- on 27 July 2006 it increased its commitment to a level above 5% and held a number of shares entitling it to 5.08% of the total number of votes,
- on 11 September 2006 it reduced its commitment to a level below 5% and held a number of shares entitling it to 4.97% of the total number of votes. At 31 December 2006 depositary receipts representing 4.34% of the total number of shares of the Company had been issued.

Note 13A.

TREASURY SHARES				
				in '000 PLN
Amount	Value at purchase price	Carrying amount	Reason of purchase	Designation

Note 13B.

ISSUER'S SHARES BEING SUBORDINATED ENTITIES' PROPERTY			
in '000 PLN			
Name of the entity, location of Head Office	Amount	Value at purchase price	Carrying amount

Note 14A.

RESERVE CAPITAL	in '000 PLN	
	2006	2005
a) Share premium account		
b) Statutory reserves	660 000	660 000
c) Reserve capital, created in accordance with statutory requirement, over the obligatory amount	1 666 738	1 423 888
d) Additional payments to reserve capital		
e) Other		
Total reserve capital	2 326 738	2 083 888

Note 15A.

REVALUATION RESERVE	in '000 PLN	
	2006	2005
a) due to revaluation of tangible fixed assets	648 564	651 588
b) due to gains / losses on valuation of financial instruments, of which:	(557 193)	(1 024 713)
- due to valuation of hedging instruments	(557 528)	(1 024 713)
c) due to deferred income tax	117 620	213 959
d) exchange rate differences on translation of foreign divisions		
e) other		
Total revaluation reserve	208 991	(159 166)

Note 16A.

OTHER RESERVE CAPITAL (BY DESIGNATION)	in '000 PLN	
	2006	2005
Total other reserve capital		

Note 17A.

WRITE-OFF OF NET PROFIT IN THE FINANCIAL YEAR	in '000 PLN	
	2006	2005
Total write-off of net profit in the financial year		

Note 18A.

CHANGE IN PROVISION FOR DEFERRED INCOME TAX	in '000 PLN	
	2006	2005
1. Provision for deferred income tax at the beginning of the period, of which:	322 626	242 236
a) recognised in financial result	322 626	224 593
- exchange rate differences	5 141	6 176
- interest	367	376
- valuation of derivative transactions	50 580	83 961
- depreciation	169 813	131 814
- revaluation of future cash flow hedging instruments	664	
- difference from using the equity method	93 439	
- other	2 622	2 266
b) recognised in equity		17 643
- revaluation of future cash flow hedging instruments		17 643
c) recognised in goodwill or negative goodwill		
2. Increases	549 913	208 348
a) recognised in financial result for the period in connection with taxable temporary differences, due to:	126 567	190 043
- exchange rate differences	6 498	2 194
- interest	760	340
- valuation of derivative transactions	31 949	41 818
- depreciation	51 885	48 886
- difference from using the equity method	32 801	93 439
- revaluation of future cash flow hedging instruments		664
- other	2 674	2 702
b) recognised in equity in connection with taxable temporary differences, due to:	423 346	18 305
- revaluation of future cash flow hedging instruments	423 346	18 305
c) recognised in goodwill or negative goodwill in connection with taxable temporary differences, due to:		
3. Decreases	(559 236)	(127 958)
a) recognised in financial result for the period in connection with taxable temporary differences, due to:	(135 890)	(92 010)
- exchange rate differences	(2 492)	(3 229)
- interest	(345)	(349)
- valuation of derivative transactions	(36 084)	(75 199)
- depreciation	(14 987)	(10 887)
- revaluation of future cash flow hedging instruments	(664)	
- difference from using the equity method	(78 655)	
- other	(2 663)	(2 346)
b) recognised in equity in connection with taxable temporary differences, due to:	(423 346)	(35 948)
- revaluation of future cash flow hedging instruments	(423 346)	(35 948)
c) recognised in goodwill or negative goodwill in connection with taxable temporary differences, due to:		
4. Total provision for deferred income tax at the end of the period	313 303	322 626
a) recognised in financial result	313 303	322 626
- exchange rate differences	9 147	5 141
- interest	782	367
- valuation of derivative transactions	46 445	50 580
- depreciation	206 711	169 813
- revaluation of future cash flow hedging instruments		664
- difference from using the equity method	47 585	93 439
- other	2 633	2 622
b) recognised in equity		
c) recognised in goodwill or negative goodwill		

TAXABLE TEMPORARY DIFFERENCES

Item	Description	Type of temporary differences	in '000 PLN Beginning of period	in '000 PLN End of period	Expiry date
1	2	3	4	5	6
	ASSETS				
A	Non-current assets				
I	intangible assets	depreciation	8 875	9 864	until expiration
II	tangible fixed assets	depreciation	884 876	1 078 090	until expiration
	long term financial assets	difference from using the equity method	491 786	250 449	to realisation
B	Current assets				
I	inventories	valuation of inventories	137	160	2007
II	short term debtors	interest on debtors	927	2 300	2007
		interest on debtors	34		
		adjustment in value		2 629	2007
		exchange rate differences	5 444	7 153	2007
		exchange rate differences from prior years	1 192	1 014	2007
		contractual penalties	204	768	2007
	debtors from other entities	rental, lease, utilities, other	12 346	12 682	2007
III	short term investments	accrued interest from loan	204		
	short term financial assets	exchange rate differences from loan	112	34	2007
		accrued interest from loan	41		
		valuation of financial instruments		15	2007
	other short term financial assets	valuation of financial income from derivative transactions	266 210	244 446	2007-2008
	cash and cash equivalents	accrued foreign exchange gains	9 059	21 655	2007
		exchange rate differences from prior years	416	364	2007
		accrued interest from bank deposit	925	1 817	2007
		accrued interest from securities	67		
	EQUITY AND LIABILITIES				
A	Equity	exchange rate differences on bank loans	9 830	9 551	2007-2008
		exchange rate differences - leasing		4 696	2007
B	Liabilities and provisions for liabilities	valuation of financial instruments, leasing	3 330		
I	long term liabilities	provision for liabilities - valuation	614		
II	short term liabilities	exchange rate differences	970	726	2007
		valuation of licence	165		
		exchange rate differences - licence		316	2007
		exchange rate differences from prior years	33		
	other financial liabilities	changes of estimation of provision	233	233	2007
	Total of taxable temporary differences		1 698 030	1 648 962	

Note 18B.

CHANGE IN LONG TERM PROVISION FOR RETIREMENT AND RELATED BENEFITS (BY TYPE)	in '000 PLN 2006	in '000 PLN 2005
a) beginning of the period	756 328	654 404
- retirement-disability rights	132 728	109 930
- jubilee awards	194 480	172 406
- coal-equivalent payments	429 120	372 068
b) increase, due to:	59 809	108 753
- retirement-disability rights	14 898	23 924
- jubilee awards	20 518	25 743
- coal-equivalent payments	24 393	59 086
c) utilisation, due to:		
d) release, due to:	(12 262)	(6 829)
- retirement-disability rights	(1 640)	(1 126)
- jubilee awards	(2 690)	(3 669)
- coal-equivalent payments	(7 932)	(2 034)
e) end of the period	803 875	756 328
- retirement-disability rights	145 986	132 728
- jubilee awards	212 308	194 480
- coal-equivalent payments	445 581	429 120

Note 18C.

CHANGE IN SHORT TERM PROVISION FOR RETIREMENT AND RELATED BENEFITS (BY TYPE)	in '000 PLN	
	2006	2005
a) beginning of the period	60 691	56 588
- retirement-disability rights	12 610	11 503
- jubilee awards	24 747	23 552
- coal-equivalent payments	23 334	21 533
b) increase, due to:	5 834	6 594
- creation of provision for retirement-disability rights	1 544	1 696
- creation of provision for jubilee awards	2 855	3 039
- creation of provision for coal-equivalent payments	1 435	1 859
c) utilisation, due to:		
d) release, due to:	(3 290)	(2 491)
- retirement-disability rights	(580)	(589)
- jubilee awards	(2 498)	(1 844)
- coal-equivalent payments	(212)	(58)
e) end of the period	63 235	60 691
- retirement-disability rights	13 574	12 610
- jubilee awards	25 104	24 747
- coal-equivalent payments	24 557	23 334

Note 18D.

CHANGE IN OTHER LONG TERM PROVISIONS (BY TYPE)	in '000 PLN	
	2006	2005
a) beginning of the period	414 701	442 077
- costs of mine closure	373 326	408 104
- future costs of disposal of fixed assets in liquidation	4 363	327
- other provisions for expenses and liabilities in connection with past events	37 012	33 646
b) increase, due to:	120 182	124 596
- creation of provision for costs of mine closure	118 266	111 908
- future costs of disposal of fixed assets in liquidation	233	4 269
- creation of other provisions for expenses and liabilities in connection with past events	1 683	8 419
c) utilisation, due to:	(5 709)	(1 680)
- increasing the mine closure fund	(1 229)	(1 680)
- other provisions for potential losses, expenses and liabilities in connection with past events	(4 480)	
d) release, due to:	(49 264)	(150 292)
- change of valuation of provision for mine closure costs	(38 039)	(145 006)
- management of fixed assets in liquidation	(4 596)	(233)
- release of other provisions for expenses and liabilities in connection with past events	(6 629)	(5 053)
e) end of the period	479 910	414 701
- costs of mine closure	452 324	373 326
- future costs of disposal of fixed assets in liquidation		4 363
- other provisions for expenses and liabilities in connection with past events	27 586	37 012

Note 18E.

CHANGE IN OTHER SHORT TERM PROVISIONS (BY TYPE)	in '000 PLN	
	2006	2005
a) beginning of the period	112 012	64 729
- costs of mine closure	5 434	7 890
- future costs of disposal of fixed assets	2 595	6 938
- state budget liabilities	75 920	19 171
- disputed issues and other liabilities	28 063	30 730
b) increase, due to:	28 400	78 368
- costs of mine closure	3 653	
- future costs of disposal of fixed assets	5 096	696
- state budget liabilities	8 015	68 738
- disputed issues and other liabilities	11 636	8 934
c) utilisation, due to:	(84 160)	(22 742)
- costs of mine closure	(2 107)	(2 456)
- future costs of disposal of fixed assets	(2 334)	(595)
- state budget liabilities	(63 286)	(10 866)
- disputed issues and other liabilities	(16 433)	(8 825)
d) release, due to:	(11 603)	(8 343)
- costs of mine closure	(50)	
- future costs of disposal of fixed assets	(70)	(4 444)
- state budget liabilities	(3 686)	(1 123)
- disputed issues and other liabilities	(7 797)	(2 776)
e) end of the period	44 649	112 012
- costs of mine closure	6 930	5 434
- future costs of disposal of fixed assets	5 287	2 595
- state budget liabilities	16 963	75 920
- disputed issues and other liabilities	15 469	28 063

Note 19A.

LONG TERM LIABILITIES	in '000 PLN 2006	2005
a) toward subsidiaries		165
- bank and other loans		
- due to issued debt securities		
- other financial liabilities, of which:		
- financial lease agreements		165
- other (by type)		
b) toward jointly controlled entities		
- bank and other loans		
- due to issued debt securities		
- other financial liabilities, of which:		
- financial lease agreements		
- other (by type)		
c) toward associates		
- bank and other loans		
- due to issued debt securities		
- other financial liabilities, of which:		
- financial lease agreements		
- other (by type)		
d) toward significant investor		
- bank and other loans		
- due to issued debt securities		
- other financial liabilities, of which:		
- financial lease agreements		
- other (by type)		
e) toward parent entity		
- bank and other loans		
- due to issued debt securities		
- other financial liabilities, of which:		
- financial lease agreements		
- other (by type)		
f) toward other entities	29 552	40 324
- bank and other loans	13 000	19 000
- due to issued debt securities		
- other financial liabilities, of which:		
- financial lease agreements	16 552	21 324
- other (by type)		
Total long term liabilities	29 552	40 489

Note 19B.

LONG TERM LIABILITIES - REPAYMENT TERM REMAINING AT BALANCE SHEET DATE	in '000 PLN 2006	2005
a. Over 1 year, to 3 years	15 226	23 393
b. Over 3 years, to 5 years	7 814	8 033
c. Over 5 years	6 512	9 063
Total long term liabilities	29 552	40 489

Note 19C.

LONG TERM LIABILITIES (BY CURRENCY)	unit / currency	in '000 PLN 2006	2005
a) in Polish currency		13 000	21 015
b) in foreign currency		16 552	19 474
b1. in currency	'000/EUR	4 320	5 045
after conversion to '000PLN		16 552	19 474
other currencies in '000PLN			
Total long term liabilities		29 552	40 489

Note 19D.

LONG TERM LIABILITIES DUE TO BANK AND OTHER LOANS

in '000 PLN

Name of entity (company) and legal form	Location of Office	Amount of bank/other loans according to agreement				Payable amount of bank/other loans				Interest rate	Repayment period	Security	Other
		in '000 PLN	in currency	unit	currency	in '000 PLN	in currency	unit	currency				
Voivodeship Environmental Protection and Water Management Fund	Wrocław	10 000				2 000				4.00%	16.12.2008	own bill of exchange in blanco, registered pledge on gas dedusting facility for anode furnaces, surrender of rights to insurance policy of assets arising due to financing of investment	
Voivodeship Environmental Protection and Water Management Fund	Wrocław	19 000				11 000				4.00%	16.09.2010	own bill of exchange in blanco, declaration on acceptance of execution	
Total		29 000				13 000							

Note 19E.

LONG TERM LIABILITIES DUE TO THE ISSUING OF LONG TERM DEBT SECURITIES

in '000 PLN

Debt securities by type	Face value	Interest rate	Redemption period	Guarantees/Security	Additional rights	Quotation market	Other

Note 20A.

SHORT TERM LIABILITIES	in '000 PLN	
	2006	2005
a) toward subsidiaries	221 729	258 486
- bank and other loans, of which:		26 898
- long term bank and other loans repayable in the present period		26 898
- due to issued debt securities		
- due to dividends		
- other financial liabilities, of which:		
- due to trade liabilities:	220 786	225 245
- less than 12 months	220 786	225 245
- over 12 months		
- advances received for deliveries		
- bills of exchange payable		
- other (by type)	943	6 343
- due to leasing	166	1 990
- other liabilities	777	4 353
b) toward jointly controlled entities		
- bank and other loans, of which:		
- long term bank and other loans repayable in the present period		
- due to issued debt securities		
- due to dividends		
- other financial liabilities, of which:		
- due to trade liabilities:		
- less than 12 months		
- over 12 months		
- advances received for deliveries		
- bills of exchange payable		
- other (by type)		
c) toward associates	1 247	830
- bank and other loans, of which:		
- long term bank and other loans repayable in the present period		
- due to issued debt securities		
- due to dividends		
- other financial liabilities, of which:		
- due to trade liabilities:	1 247	830
- less than 12 months	1 247	830
- over 12 months		
- advances received for deliveries		
- bills of exchange payable		
- other (by type)		
d) toward significant investor		
- bank and other loans, of which:		
- long term bank and other loans repayable in the present period		
- due to issued debt securities		
- due to dividends		
- other financial liabilities, of which:		
- due to trade liabilities:		
- less than 12 months		
- over 12 months		
- advances received for deliveries		
- bills of exchange payable		
- other (by type)		
e) toward parent entity		
- bank and other loans, of which:		
- long term bank and other loans repayable in the present period		
- due to issued debt securities		
- due to dividends		
- other financial liabilities, of which:		
- due to trade liabilities:		
- less than 12 months		
- over 12 months		
- advances received for deliveries		
- bills of exchange payable		
- other (by type)		

f) toward other entities	2 178 798	2 474 011
- bank and other loans, of which:	6 007	8 411
- long term bank and other loans repayable in the present period	6 007	8 411
- due to issued debt securities		
- due to dividends		
- other financial liabilities, of which:	1 053 676	1 366 160
- due to valuation of derivative instruments	1 047 992	1 360 533
- due to factoring	5 684	5 627
- due to trade liabilities:	356 018	384 525
- less than 12 months	351 383	380 540
- over 12 months	4 635	3 985
- advances received for deliveries	1 153	3 912
- bills of exchange payable		
- due to taxes, customs duties and related items	581 296	543 823
- due to wages	107 331	96 028
- other (by type)	73 317	71 152
- mining royalty		7 728
- liabilities due to leasing	4 636	4 897
- environmental fees	45 643	40 575
- settlement of wage deductions	7 801	7 612
- other	15 237	10 340
g) special funds (by type)	139 912	75 650
- social fund	97 876	44 786
- other funds	42 036	30 864
Total short term liabilities	2 541 686	2 808 977

Note 20B.

SHORT TERM LIABILITIES (BY CURRENCY)	unit /currency	in '000 PLN	
		2006	2005
a) in Polish currency		1 470 062	1 272 842
b) in foreign currency		1 071 624	1 536 135
b1. in currency	'000/USD	364 716	468 166
after conversion to'000PLN		1 061 506	1 527 107
b2. in currency	'000/EUR	2 551	2 208
after conversion to '000PLN		9 787	8 512
b1. in currency	'000/GBP	55	92
after conversion to '000PLN		316	516
other currencies in '000PLN		15	
Total short term liabilities		2 541 686	2 808 977

Note 20C.

SHORT TERM LIABILITIES DUE TO BANK AND OTHER LOANS

in '000 PLN

Name of entity (company) and legal form	Location of Office	Amount of bank/other loans according to agreement				Payable amount of bank/other loans				Interest rate	Repayment period	Security	Other
		in '000 PLN	in currency	unit	currency	in '000 PLN	in currency	unit	currency				
Voivodeship Environmental Protection and Water Management Fund	Wrocław					2 007				4.00%	16.12.2007	own bill of exchange in blanco, registered pledge on gas dedusting facility for anode furnaces, surrender of rights to insurance policy of assets arising due to financing of investment	see also note 19D
Voivodeship Environmental Protection and Water Management Fund	Wrocław					4 000				4.00%	16.12.2007	own bill of exchange in blanco, declaration on acceptance of execution	see also note 19D
TOTAL						6 007							

Short term liabilities due to loans relate to long term instalments in the last year of repayment

Note 20D.

SHORT TERM LIABILITIES DUE TO THE ISSUING OF SHORT TERM DEBT FINANCIAL INSTRUMENTS

in '000 PLN

Debt securities by type	Face value	Interest rate	Redemption period	Guarantees/Security	Additional rights	Other

EXEMPTION NUMBER: 82-4639

Note 21A

CHANGE IN NEGATIVE GOODWILL	in '000 PLN	
	2006	2005
Beginning of the period		
a) increase, due to:		
b) decrease, due to:		
Negative goodwill at the end of the period		

Note 21B.

OTHER ACCRUALS AND DEFERRED INCOME	in '000 PLN	
	2006	2005
a) accruals	275 697	186 362
- long term accruals (by type)		
- short term accruals (by type)	275 697	186 362
- wages with charges	229 767	135 813
- environmental fees	57	77
- liabilities due to unused vacations	18 662	15 721
- other	27 211	34 751
b) deferred income	23 353	60 990
- long term deferred income (by type)	1 654	1 382
- cash and cash equivalents received for acquisition or construction of fixed assets and research projects	1 189	1 301
- other	465	81
- short term deferred income (by type)	21 699	59 608
- prepaid deliveries	21 150	58 509
- grants, subsidies, subsidies relating to capital expenditure and research projects	529	975
- other	20	124
Total other accruals and deferred income	299 050	247 352

Note 22.

INFORMATION USED IN THE CALCULATION OF NET ASSETS PER SHARE AND DILUTED NET ASSETS PER SHARE	in '000 PLN	
	2006	2005
Equity	7 930 859	6 214 078
Number of shares on the balance sheet date	200 000 000	200 000 000
Net assets per share (in PLN)	39.65	31.07
Diluted number of shares on the balance sheet date	200 000 000	200 000 000
Diluted net assets per share (in PLN)	39.65	31.07

The value of net assets per share was calculated as the relation between the equity of KGHM Polska Miedź S.A. on the balance sheet date to the number of shares of KGHM Polska Miedź S.A. on the balance sheet date.

EXPLANATORY NOTES TO THE OFF-BALANCE SHEET ITEMS

Note 23A.

CONTINGENT DEBTORS FROM RELATED ENTITIES (DUE TO)	in '000 PLN	
	2006	2005
a) received guarantees, of which:		
- from subsidiaries		
- from jointly controlled entities		
- from associates		
- from significant investor		
- from parent entity		
b) other (by type)		
- of which: from subsidiaries		
- of which: from jointly controlled entities		
- of which: from associates		
- of which: from significant investor		
- of which: from parent entity		
Total contingent debtors from related entities		

Note 23B.

CONTINGENT LIABILITIES TOWARD RELATED ENTITIES (DUE TO)	in '000 PLN	
	2006	2005
a) granted guarantees, of which:	3 219	36 968
- toward subsidiaries	3 219	36 968
- toward joint controlled entities		
- toward associates		
- toward significant investor		
- toward parent entity		
b) other (by type)		
- of which: toward subsidiaries		
- of which: toward joint controlled entities		
- of which: toward associates		
- of which: toward significant investor		
- of which: toward parent entity		
Total contingent liabilities toward related entities	3 219	36 968

EXPLANATORY NOTES TO THE INCOME STATEMENT

Note 24A.

NET REVENUE FROM SALE OF PRODUCTS (MATERIAL STRUCTURE - BY TYPE OF ACTIVITY)	in '000 PLN	
	2006	2005
- copper, precious metals and other smelter products	11 160 263	7 823 438
- of which: from related entities	2 474 751	1 486 938
- processing of copper	222	122
- of which: from related entities		
- salt	35 217	32 343
- of which: from related entities	35 216	32 343
- other products	69 092	68 292
- of which: from related entities	47 933	47 859
Total net revenue from sale of products	11 264 794	7 924 195
- of which: from related entities	2 557 900	1 567 140

Note 24B.

NET REVENUE FROM THE SALE OF PRODUCTS (TERRITORIAL STRUCTURE)	in '000 PLN	
	2006	2005
a) Domestic	3 599 848	2 493 675
- of which: from related entities	332 734	256 945
- copper, precious metals and other smelter products	3 495 317	2 393 611
- of which: from related entities	249 585	176 743
- processing of copper	222	122
- of which: from related entities		
- salt	35 217	32 343
- of which: from related entities	35 216	32 343
- other products	69 092	67 599
- of which: from related entities	47 933	47 859
b) Export	7 664 946	5 430 520
- of which: from related entities	2 225 166	1 310 195
- copper, precious metals and other smelter products	7 664 946	5 429 826
- of which: from related entities	2 225 166	1 310 195
- processing of copper		
- of which: from related entities		
- salt		
- of which: from related entities		
- other products		694
- of which: from related entities		
Total revenue from the sale of products	11 264 794	7 924 195
- of which: from related entities	2 557 900	1 567 140

Note 25A.

NET REVENUE FROM THE SALE OF MATERIALS AND GOODS FOR RESALE (MATERIAL STRUCTURE - BY TYPE OF ACTIVITY)	in '000 PLN	
	2006	2005
- energy, fuel, gas	40 805	36 371
- of which: from related entities	17 083	15 451
- wastes	15 956	12 707
- of which: from related entities	14 944	2 657
- resale of material	14 702	13 749
- of which: from related entities	10 799	9 852
- copper, silver and gold	331 807	10 665
- of which: from related entities		
- other	1 666	2 398
- of which: from related entities	1 195	471
Total revenue from the sale of materials and goods for resale	404 936	75 890
- of which: from related entities	44 021	28 431

Note 25B.

NET REVENUE FROM THE SALE OF MATERIALS AND GOODS FOR RESALE (TERRITORIAL STRUCTURE)	in '000 PLN	
	2006	2005
a) Domestic	73 132	65 225
- of which: from related entities	44 021	28 431
- energy, fuel, gas	40 805	36 371
- of which: from related entities	17 083	15 451
- wastes	15 956	12 707
- of which: from related entities	14 944	2 657
- resale of material	14 702	13 749
- of which: from related entities	10 799	9 852
- copper	3	
- of which: from related entities		
- other	1 666	2 398
- of which: from related entities	1 195	471
b) Export	331 804	10 665
- of which: from related entities		
- energy, fuel, gas		
- of which: from related entities		
- wastes		
- of which: from related entities		
- resale of material		
- of which: from related entities		
- copper, silver and gold	331 804	10 665
- of which: from related entities		
- other		
- of which: from related entities		
Total revenue from the sale of materials and goods for resale	404 936	75 890
- of which: from related entities	44 021	28 431

Note 26A.

COSTS BY TYPE	in '000 PLN	
	2006	2005
a) Depreciation	344 369	291 304
b) Consumption of materials and energy	4 036 242	1 910 502
c) External services	956 617	885 856
d) Taxes and fees	280 072	243 520
e) Wages and salaries	1 463 267	1 393 202
f) Social insurance and other benefits	478 721	412 928
g) Other	75 637	85 848
- advertising and promotion costs	26 229	21 662
- property and personnel insurance	15 900	18 592
- business trips	4 039	6 094
- other costs	29 469	39 500
Total costs by type	7 634 925	5 223 160
Change in work in progress, finished goods and prepayments and accruals	(545 136)	55 008
Costs of production of products for internal use (negative value)	(56 583)	(53 224)
Other adjustments of costs of goods sold (negative value)	(5 003)	(5 262)
Selling costs (negative value)	(75 488)	(74 461)
General and administration costs (negative value)	(520 132)	(495 124)
Costs of production of manufactured products sold	6 432 583	4 650 097

Note 27A.

OTHER OPERATING INCOME	in '000 PLN	
	2006	2005
a) Release of provisions, due to:	36 866	13 412
- revaluation of provision for mine closure	10 666	1 688
- retirement and similar rights	13 218	7 909
- State budget liabilities	5 122	1 657
- other liabilities	7 860	2 158
b) other, of which:	27 001	71 340
- income from other sales	9 129	9 036
- reversal of allowance for assets, upon elimination of cause for their creation	6 780	36 396
- income from liquidation of fixed assets	2 368	2 576
- penalties and damages paid to the company	2 554	6 330
- write-off of liabilities	141	184
- correction of property tax from prior years	62	1 949
- refund of insurance premiums	796	7 829
- other operating income	5 171	7 040
Total other operating income	63 867	84 752

Note 28A.

OTHER OPERATING COSTS	in '000 PLN	
	2006	2005
a) Provisions created due to:	80 040	218 165
- future costs of mine closure	5 403	21 030
- retirement and similar rights	63 309	113 936
- donations to related entity		8 960
- liabilities towards Municipality	1 215	1 010
- disputed liabilities	9 380	1 209
- tax State budget liabilities		65 818
- other	733	6 202
b) other, of which:	31 020	42 329
- costs of other sales	9 129	9 036
- donations	7 556	10 731
- other	14 335	22 562
Total other operating costs	111 060	260 494

REVALUATION OF NON-FINANCIAL ASSETS

Description	in '000 PLN	
	2006	2005
- valuation of fixed assets for disposal		5 230
- valuation of fixed assets under construction		314
- valuation of by-products and materials inventory to market prices	754	2 170
- allowance for bad debtors	521	15 199
Total revaluation of non-financial assets	1 275	22 913

Note 29A.

FINANCIAL INCOME FROM DIVIDENDS AND SHARE IN PROFIT	in '000 PLN	
	2006	2005
a) from related entities		
- from subsidiaries		
- from jointly controlled entities		
- from associates		
- from significant investor		
- from parent entity		
b) from other entities	331	313
Total financial income from dividends and share in profit	331	313

Note 29B.

FINANCIAL INCOME FROM INTEREST	in '000 PLN	
	2006	2005
a) due to loans granted	633	643
- from related entities, of which:	633	637
- from subsidiaries	633	637
- from jointly controlled entities		
- from associates		
- from significant investor		
- from parent entity		
- from other entities		6
b) other interest	82 494	93 323
- from related entities, of which:	4 199	40 627
- from subsidiaries	4 199	40 627
- from jointly controlled entities		
- from associates		
- from significant investor		
- from parent entity		
- from other entities	78 295	52 696
Total financial income from interest	83 127	93 966

Note 29C.

OTHER FINANCIAL INCOME	in '000 PLN	
	2006	2005
a) foreign exchange gains		
- realised		
- unrealised		
b) release of provisions, due to:		
c) other, of which:	21 965	67 173
- reversal of allowance for bad debtors	4 507	13 846
- release of provision for financial risks		1 110
- gains from other financial investment	17 384	50 750
- other financial income	74	1 467
Total other financial income	21 965	67 173

Note 30A.

FINANCIAL COSTS FROM INTEREST	in '000 PLN	
	2006	2005
a) from bank and other loans:	1 901	7 076
- to related entities, of which:	974	985
- to subsidiaries	974	985
- to jointly controlled entities		
- to associates		
- to significant investor		
- to parent entity		
- to other entities	927	6 091
b) other interest	11 299	3 668
- to related entities, of which:	71	236
- to subsidiaries	71	236
- to jointly controlled entities		
- to associates		
- to significant investor		
- to parent entity		
- to other entities	11 228	3 432
Total financial costs from interest	13 200	10 744

Note 30B.

OTHER FINANCIAL COSTS	in '000 PLN	
	2006	2005
a) foreign exchange losses, of which:	63 653	21 438
- realised	88 100	25 233
- unrealised	(24 447)	(3 795)
b) provisions created, due to:	4 924	
- interest on property tax	4 924	
c) other, of which:	21 006	32 777
- revaluation of provision for mine closure costs	19 708	25 221
- allowance for debtors from financial operations	526	4 531
- other financial costs	772	3 025
Total other financial costs	89 583	54 215

Foreign exchange losses are presented as an excess of foreign exchange losses over gains
For 2006
Foreign exchange losses as in accounts 88 100
Foreign exchange gains as in accounts 24 447

Note 31A.

In the year 2006 shares in subordinated entities were not sold.

Note 32A.

EXTRAORDINARY GAINS	in '000 PLN	
	2006	2005
a) profits resulting from accidents		
b) other, by type:		
Total extraordinary gains		

Note 33A.

EXTRAORDINARY LOSSES	in '000 PLN	
	2006	2005
a) losses resulting from accidents		
b) other, by type:		
Total extraordinary losses		

Note 34A.

CURRENT TAXATION	in '000 PLN	
	2006	2005
1. Profit (loss) before taxation	4 053 351	2 634 563
2. Consolidated adjustments		
3. Differences between profit (loss) before tax and tax base (by item)	105 325	48 782
- provisions created	344 641	401 977
- provisions released	(175 330)	(213 991)
- interest paid	1 718	1 563
- accrued interest, recovered on tax overpayment	(4 597)	(29 621)
- State budget interest and interest accrued on bank loans	14 539	3 012
- realised exchange rate gains	11 972	14 179
- accrued exchange rate gains	(27 682)	79 320
- realised exchange rate losses	(7 957)	(19 037)
- accrued exchange rate losses	10 646	7 754
- realised income from derivative instruments	135 659	435 087
- accrued income from derivative instruments	(2 264 741)	(807 013)
- realised costs of derivative instruments	(192 080)	(532 953)
- accrued costs of derivative instruments	2 611 902	779 127
- other	(353 365)	(70 622)
4. Tax base	4 158 676	2 683 345
5. Corporate income tax at the rate of 19%	790 148	509 835
6. Increases, waivers, reliefs, write offs and reductions of tax	(827)	10 999
7. Current corporate income tax charge disclosed in tax return for the period, of which:	789 321	520 834
- presented in income statement	789 321	520 834
- relating to items which decreased or increased equity		
- relating to items which decreased or increased goodwill or negative goodwill		

Note 34B.

DEFERRED INCOME TAX, PRESENTED IN THE INCOME STATEMENT	in '000 PLN	
	2006	2005
- decrease (increase) due to the arising and reversal of temporary differences	146 962	(103 503)
- decrease (increase) due to changes in taxation rates		
- decrease (increase) due to previously unrecognised tax losses, tax relief or prior period temporary differences		
- decrease (increase) due to the write-off of deferred income tax assets or to inability to utilise the deferred income tax provision		
- other elements of deferred tax (by type)		
Total deferred income tax	146 962	(103 503)

Note 34C.

TOTAL DEFERRED INCOME TAX	in '000 PLN	
	2006	2005
- recognised in equity	117 620	213 959
- recognised in goodwill or negative goodwill		

Note 34D.

TAXATION PRESENTED IN THE INCOME STATEMENT DUE TO:	in '000 PLN	
	2006	2005
- discontinued activity		
- extraordinary items		

Note 35A.

OTHER OBLIGATORY DEDUCTIONS FROM PROFIT (LOSS INCREASE), DUE TO:	in '000 PLN	
	2006	2005
Total other obligatory deductions from profit (loss increase)		

Note 36A.

SHARE IN NET PROFITS (LOSSES) OF SUBORDINATED ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD, OF WHICH:	in '000 PLN	
	2006	2005
- write-off of goodwill of subordinated entities		
- write-off of negative goodwill of subordinated entities		
- write-off of differences in valuation of net assets		
- share in net profits	278 062	72 124

Note 37A.

PROPOSAL OF PROFIT DISTRIBUTION / COVERAGE OF LOSSES

Description	in '000 PLN	
	2006	2005
Profit / loss for the period	3 395 130	2 289 356
Distribution of profit / coverage of losses		
- shareholders' dividend	1 400 000	2 000 000
- transfer to reserve capital	1 995 130	239 356
- transfer to Social Fund		50 000

Proposed distribution of profit, based on budget assumptions for the year 2006 approved by the Management Board and confirmed by the Supervisory Board, which can change.

Note 38A.

INFORMATION USED IN THE CALCULATION OF EARNINGS PER ORDINARY SHARE AND DILUTED EARNINGS PER ORDINARY SHARE	in '000 PLN	
	2006	2005
Net profit (loss) for the period	3 395 130	2 289 356
Weighted average number of ordinary shares	200 000 000	200 000 000
Earnings (loss) per ordinary share (in PLN)	16.98	11.45
Weighted average diluted number of ordinary shares	200 000 000	200 000 000
Diluted earnings per share (in PLN)	16.98	11.45

Earnings per ordinary share is calculated as the relation of net profit of the Company for the last 12 months prior to the balance sheet date, given an average weighted number of ordinary shares of the Company in specific periods
Weighted average diluted number of ordinary shares and diluted earnings per share are equal respectively to weighted average number of ordinary shares and earnings per ordinary share.

EXPLANATORY NOTES TO THE CASH FLOW STATEMENT

Explanatory Note Nr 1
to the Cash Flow Statement

STRUCTURE OF CASH AND CASH EQUIVALENTS IN THE CASH FLOW STATEMENT FOR THE PERIOD FROM 1 JANUARY 2006 TO 31 DECEMBER 2006

in '000 PLN

Item	Description	Beginning of period	End of period	Change
1.	Cash in hand	76	93	17
2.	Cash at bank	2 290	300	(1 990)
3.	Other cash and cash equivalents:			
	a) cash in transit			
	b) other			
4.	Other monetary assets	1 641 144	2 144 374	503 230
	a) financial assets payable or due within 3 months from the date of their receipt, issuance, acquisition or from establishment - cash deposits, cheques, external bills of exchange and other financial assets	1 640 111	2 142 446	502 335
	b) interest from financial assets payable or due within 3 months from the date of their receipt, issuance, acquisition or from establishment	1 033	1 928	895
5.	Total cash and cash equivalents presented in the cash flow statement (1+2+3+4)	1 643 510	2 144 767	501 257
	including restricted cash and cash equivalents	x	51 224	x

Explanatory Note Nr 2
to the Cash Flow Statement

EXPLANATION OF DIFFERENCES BETWEEN BALANCE SHEET CHANGES AND CHANGES IN THE CASH FLOW STATEMENT

Change in provisions for the period from 1 January to 31 December 2006

		in '000 PLN
Item	Description	Change
1	Provisions from the balance sheet	38 614
2	Deferred income tax provisions- item recognised in equity	
3	Provision for liquidation of mining facilities recognised in tangible fixed assets	79 218
4	Change in provisions in the cash flow statement (1-2-3)	(40 604)

Change in debtors for the period from 1 January to 31 December 2006

		in '000 PLN
Item	Description	Change
1	Short-term debtors from the balance sheet	(570 712)
2	Long-term debtors from the balance sheet	95
3	Debtors due to investment activity	27
4	Change in debtors in the cash flow statement (1+2-3)	(570 644)

Explanatory Note Nr 2 – cont.
to the Cash Flow Statement

EXPLANATION OF DIFFERENCES BETWEEN BALANCE SHEET CHANGES AND CHANGES IN THE CASH FLOW STATEMENT

Change in liabilities (excluding bank and other loans) for the period from 1 January to 31 December 2006

		in '000 PLN
Item	Description	Change
1	Short term liabilities	(267 291)
2	Loans	(29 302)
3	Bank loans	
4	Short term debt securities	
a	Other short term financial liabilities in the balance sheet	(314 568)
b	Financial liabilities due to factoring recognised in operating activities of the cash flow statement	57
5	Other short term financial liabilities in the cash flows (a-b)	(314 625)
6	Write-off from profit to social funds (ZFŚS)	50 000
7	Unpaid profit bonus for employees	
8	Liabilities due to dividends	
9	Liabilities due to investing activities	39 354
10	Other long term liabilities	
11	Change in liabilities due to operating activity in the cash flow statement (1-2-3-4-5-6-7-8-9+10)	(12 718)

Change in prepayments and accruals for the period from 1 January to 31 December 2006

		in '000 PLN
Item	Description	Change
1	Accruals	51 698
2	Negative goodwill	
3	Elements of investment activities received as donations at their initial value	
I	Change in accruals (1-2-3)	51 698

		in '000 PLN
Item	Description	Change
1	Long term prepayments	253 138
2	Long term prepayments due to income tax - items recognised in equity	96 339
3	Short term prepayments	272
II	Change in prepayments (1-2+3)	157 071
III	Change in prepayments in the cash flow statement (I+II)	208 769

Explanatory Note Nr 3
to the Cash Flow Statement

DESCRIPTION OF ADJUSTMENTS, INFLOWS AND OUTFLOWS, WHICH EXCEEDS 5% OF THE TOTAL AMOUNT OF ADJUSTMENTS, INFLOWS AND OUTFLOWS AS SHOWN FOR THE GIVEN ACTIVITY IN THE CASH FLOW STATEMENT

in '000 PLN

Item	Financial statement item	2006	2005
I.	Other items of operating activities in the cash flow statement, of which:	(12 160)	(123 035)
1.	measurement of derivative and embedded instruments	2 509 985	330 901
2.	adjustment of revaluation reserve from realised and unrealised exchange rate differences on bank loans	(39 531)	(26 867)
3.	adjustment of cash flow due to settlement of commodity hedging instruments in operating income	(2 482 269)	(423 389)
II.	Other inflow from investing activities	9 687	1 974
1	repayment of short-term loans	6 804	1 974
2	income from liquidation of tangible fixed assets	2 350	
3	return of advance on tangible fixed assets under construction	533	
III.	Other outflow from investing activities	(8 750)	(14 572)
1.	costs of liquidation of tangible and intangible assets	(3 613)	(7 487)
2.	granting of short-term loans	(4 430)	(2 467)
3.	paid not registered share capital in subsidiaries		(4 258)
4.	advance on tangible fixed assets under construction	(707)	
IV.	Other inflow from financing activities		
V.	Other outflow from financing activities		

ADDITIONAL EXPLANATORY NOTES

Additional Explanatory Notes
Note Nr 1.1

INFORMATION ON FINANCIAL INSTRUMENTS

in ' 000 PLN

Item	Description	Financial assets held for trading	Financial liabilities held for trading	Other liabilities	Loans and receivables originated *	Financial assets held to maturity	Financial assets available for sale
1.	Beginning of the period	135 082	139 318	88 312	1 653 274	213 856	23 338
2.	Increase	129 429	129 424	6 021	203 750 829	245 498	50 336
	- acquisition, creation, drawing	129 429	129 424	5 756	203 727 275	244 851	50 000
	- valuation				21 626		336
	- revaluation			265	1 928	647	
	- reclassification						
	- other						
3.	Decrease	77 344	81 575	48 288	203 250 147	451 421	
	- disposal, release, repayment	77 344	81 575	48 134	203 250 124	450 787	
	- valuation			154	23		
	- revaluation					634	
	- reclassification						
	- other						
4.	End of the period	187 167	187 167	46 045	2 153 956	7 933	73 674
of which :							
4.1	presented in balance sheet with indication of item	187 167	187 167	46 045	2 153 956	7 933	73 674
	Long term financial assets- shares in other entities						23 338
	Long term financial assets-other securities					7 933	50 336
	Short term financial assets-loans granted				9 582		
	Other short term financial assets - derivative instruments held for trading	187 167					
	Other cash assets – bank deposit				2 091 251		
	Other cash assets - bank deposits of special-purpose funds				51 195		
	Other cash assets - unpaid interest on debt securities, loans and bank deposit				1 928		
	Long term liabilities-bank and other loans			13 000			
	Other long term financial liabilities-leasing			16 552			
	Short term liabilities-bank and other loans			6 007			
	Other financial liabilities - derivative instruments held for trading		187 167				
	Other financial liabilities – factoring			5 684			
	Other short term financial liabilities-leasing			4 802			
4.2	in off-balance sheet items						

** excluded from receivables originated are debtors and liabilities related to the physical delivery of goods*

Item	Description	Financial assets - hedging transactions-derivative instruments	Financial liabilities - hedging transactions - derivative instruments
1.	Beginning of the period	57 076	1 221 215
2.	Increase	90 911	582 395
	- acquisition, creation, drawing	90 911	582 395
	- valuation		
	- revaluation		
	- reclassification		
	-other		
3.	Decrease	36 096	942 785
	- disposal, release, repayment	36 096	942 785
	- valuation		
	- revaluation		
	- other		
4.	End of the period	111 891	860 825

Additional Explanatory Notes
Note Nr 1.2.1

INFORMATION ON FINANCIAL ASSETS AND LIABILITIES (OTHER THAN DERIVATIVE INSTRUMENTS)

Other financial liabilities

I. At the 31 December 2006 Company did not hold liabilities due to bank loans:

At 30 June 2006 the Company has access to a line of credit in a current account in Bank Handlowy w Warszawie S.A.. with the possibility of drawing lines in PLN,USD,EUR and GBP up to USD 10 000 thousand. At 31 December 2006 the Company had not made use of this line of credit in a current account.

II. At 31 December 2006 the Company held liabilities due to the following loans:

Loans granted by the Voivodeship and Environmental Protection and Water Management Fund

-long term:

PLN 19 000 thousand	maturity of 16 September 2010, interest 4.00%. At the balance sheet date the amount of PLN 11 000 thousand remained to be paid in the long term category, and PLN 4 000 thousand in the category of payments up to a year.
PLN 10 000 thousand	maturity of 16 December 2008, interest 4.00%. At the balance sheet date the amount of PLN 2 000 thousand remained to be paid in the long term category, and PLN 2 007 thousand in the category of payments up to a year. Due to a fixed interest rate, these loans are exposed to the risk of changes in fair value, however, given the fact that the lender is the Voivodeship Environmental Protection and Water Management Fund, there is no active market for this type of loan, and therefore the carrying value is approximated to fair value.

III. Financial liabilities due to financial leasing

1. Leasing agreement for intangible assets – an agreement related to the use of (access to) geological information contained in the geological documentation of the "Głogów Głęboki" deposit.

The subject of the leasing agreement is the access given by the State Treasury, for a fee, to geological information presented in the geological documentation of the „Głogów Głęboki Przemysłowy" (Deep Industrial Głogów) copper ore deposit. The reason for acquiring this information was to prepare an application to receive a mining license to extract copper ore from the „Głogów Głęboki" deposit. Remuneration to the State Treasury amounts in total to EUR 8 215 thousand, in respect of which the first three instalments amounted to EUR 2 295 thousand. The remaining remuneration due of EUR 5 920 thousand is payable in eight equal annual instalments, by 30 June of each year. The Company received this licence in November 2004. This license was granted for a period of 50 years. These liabilities are not interest bearing, and are therefore recorded in the accounts at a discounted value. After discounting, the current value of these liabilities at 31 December 2006 was EUR 5 046 thousand, i.e. PLN 19 333 thousand.
The pledges attached to this agreement arise from the Civil Code and from the Law on Mining and Geology.

2. Leasing agreement for tangible assets – Production line for salt

The subject of the leasing agreement signed with KGHM Metraco sp. z o.o. is a production line for the production of salt. Future payments are based on the value of the equipment in the amount of PLN 5 934

thousand. The equity instalments are made monthly. Instalments amount to PLN 166 thousand. At 31 December 2006, leasing liabilities amounted PLN 1 158 thousand. The final instalment is to be made on 15 January 2007. Interest is based on WIBOR 1M, from the first working day of the month plus two percentage points. These leasing liabilities are subject to the risk of changes in cash flow due to changes in the WIBOR rate. The production line which is the subject of the leasing agreement is subject to a 24-month guarantee.

3. Leasing agreement for tangible assets - computer hardware

The subject of the agreement is the leasing of IBM computer hardware (servers). This agreement is valued at USD 1 427 thousand, being the initial payment – a cost of financing of USD 11 thousand was paid. The subject of the agreement is the acquisition of fixed assets for the purpose of providing hosting services managed by Dominet Bank S.A.
Instalment payments are made monthly over a period of 60 months. Maturity is in October 2007. The agreement allows the shortening of the repayment period. Interest is based on WIBOR 1M. The financial liabilities due to this leasing agreement are subject to the risk of changes in cash flow due to changes in the WIBOR 1M rate.
Pursuant to this agreement the Company has the right to expand the subject of the agreement. The assets which are the subject of this agreement have been insured by the Company against risk. In the first quarter of 2004 this agreement was converted into PLN. At 31 December 2006 the amount of PLN 1 855 thousand remained to be paid.

IV. Other financial liabilities - liabilities due to factoring

At 31 December 2006 the Company showed commitments due to signed factoring agreement in the amount of PLN 5 684 thousand. These agreements were entered into between KGHM Polska Miedź S.A. and the bank Pekao Faktoring Spółka z o.o. with its registered head office in Lublin.
This is a short term liability and arises from the right of recourse of Pekao Faktoring Spółka z o.o. (i.e. the factor) to KGHM Polska Miedź S.A. (i.e. the seller).

Loans granted and receivables originated

I. Loans granted – short term financial assets

At 31 December 2006 KGHM Polska Miedź S.A. had short term financial assets due to granted loans in the amount of PLN 9 000 thousand and USD 200 thousand.

a) a loan of PLN 9 000 thousand granted to Energetyka Spółka z o.o. in Lubin with a deffered maturity up to 23 January 2007.

At 31 December 2006 the carrying value of the loan at amortised cost amounted to PLN 9 108 thousand. The loan granted to Energetyka Spółka z o.o. bears an interest rate of WIBOR 3M from the day preceding the interest calculation date + a margin of 0.5%. Interest is calculated quarterly, using a year of 365 days. The loan is secured by giving the right to dispose of cash in the bank accounts of the borrower.

b) a loan of 200 thousand USD granted to KGHM CONGO S.P.R.L with a maturity up to 31 March 2007.

At 31 December 2006 carrying value of the loan at amortised cost amounted to PLN 585 thousand (USD 201 thousand calculated at the rate of 2.9105 USD/PLN based on the NBP fixing rate from 29.12.06) .

Interest on the loan for Congo S.P.R.L. is based on LIBOR 1M from the day preceding the interest calculation date + a margin of 1%. Interest is calculated monthly, using a year of 365 days.

Additional Explanatory Notes
cont. Note Nr 1.2.1

From the above total borrowings valued at PLN 9 693 thousand, PLN 9 582 thousand was presented in the balance sheet as short term financial assets and PLN 111 thousand of accrued interest as other monetary assets.

II. Other monetary assets.

At 31 December 2006 the Company owned:
a) bank deposits payable up to 3 months, in the total amount of PLN 2 142 446 thousand, in the following currencies:

in PLN – 554 427 thousand
in USD – 192 627 thousand
in EUR – 251 024 thousand
in GBP – 11 506 thousand

and accrued interest on these assets in the amount of PLN 1 817 thousand which is presented in the balance sheet in the position "other monetary assets".
Free cash assets in bank accounts (PLN and foreign currencies) are invested in fixed term bank accounts. The bank deposits negotiated for periods to three months, have interest rates similar to inter-bank rates (based on WIBOR and LIBOR).
For automatic (O/N) accounts interest is calculated based on an algorithm arising from contracts signed with banks.

Financial assets held to maturity

I. Investment in AIG Emerging Europe Infrastructure Fund

Based on valuation to fair value at 31 December 2005, prepared based on the report of the AIG Emerging Europe Infrastructure Fund, the value of the Company's investment in this fund amounted to PLN 27 464 thousand.

In 2006 KGHM Polska Miedź S.A. continued to participate in the AIG Emerging Europe Infrastructure Fund. In 2006 the Company received from the AIG fund PLN 5 869 thousand due to the redemption of previously - purchased limited partner interests and paid a management fee of PLN 232 thousand. Realised profit from investment amounted PLN 17 484 thousand.

Based on valuation to fair value the value of the investment by KGHM Polska Miedź S.A. in the AIG Emerging Europe Infrastructure Fund at 31 December 2006 amounted to PLN 14 191 thousand. The carrying value of this investment in the accounts of the Company based on purchase cost adjusted by impairment losses amounted to PLN 7 933 thousand.

Financial assets available for sale

1. Long term financial assets - limited partner interests in an investment fund.

At 31 December 2006 the Company owned 307 938.658619 limited partner interests in the DWS Polska FIO Płynna Lokata Plus investment fund having a total value of PLN 50 336 thousand.

2. Long term financial assets – shares.

At 31 December 2006 the Company owned shares in other entities valued at PLN 23 338 thousand.

INFORMATION ON CREDIT RISK RELATED TO FINANCIAL ASSETS

One of the areas of credit risk related to financial assets to which the Company is exposed is the creditworthiness of those financial institutions (banks) and entities with which the Company concludes transactions or serves as an intermediary.

The financial assets of the Company in which exposure to credit risk arises are:

- granted loans.

The Company granted loans to Group entities. Due to the fact that the assets and financial standing of the entities of the Group are continuously monitored, the Company estimates that the level of credit risk is low.

- limited partner interests in an investment fund

The Company invests some of its monetary resources in the DWS Polska FIO Płynna Lokata Plus investment fund, which invests its assets mainly in short term, low risk instruments. The fund is characterised by the safety and liquidity of its investments, with the possibility of achieving a rate of return higher than that provided by bank deposits,

- other monetary assets:
  - bank deposit payable up to 3 months

The Company invests uncommitted cash resources in bank deposit up to three months. The Company estimates that the above investments are only marginally exposed to credit risk.

CREDIT RISK RELATED TO TRADE DEBTORS

The Company continuously monitors the creditworthiness of its clients, in particular those who have been granted more lengthy payment terms (from 30 to 60 days). As a result of high copper prices, and due to the enormous increase in the demand by customers for working capital, payment periods have been temporarily extended to 88 days (with successive shortening of payment periods to 30-60 days) with the application of additional collateral (avalisation of trade bills, notarised acts on submitting to execution). Apart from this, a significant portion of the Company's products sales transactions are executed based on prepayments, in addition to which KGHM Polska Miedź S.A. employs a wide variety of security in the form of guarantees received, the blocking of funds on bank accounts, as well as other forms of security. Buyers credit is granted only to proven, long term clients, while sales of Company products to new clients is always secured. For many years the Company has been working with a large number of clients, which are highly diversified as respects their geographical distribution, in respect of which a clear majority of export sales are made on the west European market to renowned companies. Therefore, in the opinion of the Company, given the large diversity in the character of its clients as well as their geographical distribution, there is not a significant concentration of credit risk. The available historical data as well as years of experience in working with clients also indicates a low level of credit risk in this regard.
The total amount of trade debtors, exclusive of the fair value of security attached thereto, up to which the Company may be exposed to credit risk, amounts to PLN 1 050 782 thousand, of which PLN 195 851 thousand are debtors from companies of the KGHM Polska Miedź S.A. Group.

CREDIT RISK RELATED TO TRANSACTIONS HEDGING METALS PRICES AND CURRENCY RATES

Based on transactions entered into by the Company, the maximum amount exposed to credit risk At 31 December 2006 is:
PLN 748 934 thousand (negative balance from the measurement of hedging transactions) of which:
PLN 1 047 992 thousand represents financial liabilities
PLN 299 058 thousand represents financial assets.

Hedging transactions are related to the following areas of credit risk concentration:

1) Entities with which hedging transactions are entered into operate in the financial sector. The maximum share of a single entity varies from 20.7 % (copper and silver price hedging transactions) to 23.5 % (currency rate hedging transactions).
2) Entities with which hedging transactions are entered into are European and American financial institutions (mainly banks).
3) From the point of view of creditworthiness, the financial institutions with whom KGHM Polska Miedź S.A. enters into the above transactions possess high levels of credit rating. 63% of these possess the highest rating, 32% possess a medium rating and only one bank does not possess individual ratings, but is 100 % owned by a financial institution having the highest rating.

With respect to diversification, both as respects the entities themselves as well as their geographical distribution, as well as with regard to co-operation with financial institutions having a high credit rating, there is no concentration of credit risk related to the hedging transactions.

The Company has entered into framework agreements on net settlement in order to limit cash flow as well as to limit credit risk to a level amounting to a positive balance of valuation of hedging transactions with a given client.

RISK RELATED TO LIABILITIES DUE TO GUARANTEES GRANTED BY KGHM POLSKA MIEDŻ S.A.

1. Total liabilities in EUR: 1 465 thousand.

This amount includes guarantees (without collateral) in the amount of EUR 1 465 thousand, should the intermediary (a company from the Group) fail to execute the liabilities arising from intermediary contracts for the purchase of technology for KGHM Polska Miedź S.A.

2. Total liabilities in PLN: 4 020 thousand.

This amount includes a general customs guarantee in the amount of PLN 4 000 thousand in a procedure allowing free movement of goods pursuant to art. 74 and art. 76 of the Community Customs Code.

Additional Explanatory Notes
Note Nr 1.2.2

INFORMATION ON FINANCIAL ASSETS AVAILABLE FOR SALE OR HELD FOR TRADING, MEASURED AT THEIR AMORTISED COST
AT 31 DECEMBER 2006

There was no measurement of financial assets which were available for sale or held for trading at an amortised cost.

Additional Explanatory Notes
Note Nr 1.2.3

ASSETS AND LIABILITIES WHICH WERE NOT MEASURED AT FAIR VALUE
AT 31 DECEMBER 2006

in '000 PLN

Item	Description	Carrying amount	Data on fair value (for purposes of disclosure)	Reasons for not determing fair value
1	Financial assets	x	x	x
1.1	Share in other entities	23 338	-	Shares in other entities are not traded on an active market
1.2	Loans granted	9 693	9 693	
1.3	Other securities – AIG	7 933	14 191	
	Other securities – DWS	50 336	50 336	
1.4	Other monetary assets – bank deposit	2 093 068	2 093 068	
1.5	*Other monetary assets* – bank deposits of special-purpose funds	51 195	*51 195*	
2	Financial liabilities	x	x	x
2.1	Bank and other loans	19 007	19 007	
2.2	Liabilities due to leasing	21 354	21 354	
2.3	Liabilities due to factoring	5 684	5 684	

In items 1.2, 1.4 the carrying amount is presented with accrued interest, which in the balance sheet is presented in another item

Additional Explanatory Notes
Note Nr 1.2.4

INFORMATION ON CONTRACTS DUE TO WHICH FINANCIAL ASSETS ARE TRANSFORMED INTO SECURITIES, OR INTO REPURCHASE CONTRACTS

The Company did not enter into repurchase contracts or into contracts in which financial assets were transformed into securities.

Additional Explanatory Notes
Note Nr 1.2.5

FINANCIAL ASSETS MEASURED AT FAIR VALUE, RECLASSIFIED AS ASSETS MEASURED AT THEIR AMORTISED COST

The Company did not reclassify financial assets measured at fair value as assets measured at their amortised cost.

Additional Explanatory Notes
Note Nr 1.2.6

INFORMATION ON PERMANENT DIMINUTIONS IN VALUE OF FINANCIAL ASSETS

During the financial period an adjustment in value of the investment in the AIG fund was made in the amount of PLN 634 thousand, as well as a reversal of the adjustment in value of investment in the AIG fund in the amount of PLN 647 thousand. The adjustment and reversal were recognised in the income statement.

Additional Explanatory Notes
Note Nr 1.2.7

INFORMATION ON INTEREST INCOME FROM FINANCIAL DEBT INSTRUMENTS, LOANS GRANTED OR RECEIVABLES ORIGINATED

in '000 PLN

Item	Category of assets to which this interest is related	Interest income during the financial period			
		interest accrued and realised	interest accrued and not realised pursuant to payment schedule		
			up to 3 months	from 3 to 12 months	over 12 months
1.	Financial debt instruments	4 134			
2.	Loans granted	433	200		
3.	Receivables originated (i.e. arising from the granting of cash resources to a second party, contingent upon meeting the requirements of art.3 sec. 1 p.23 of Accounting Act)	61 413	1 817		

Additional Explanatory Notes
Note Nr 1.2.8

INFORMATION ON INTEREST ON LOANS GRANTED OR RECEIVABLES ORIGINATED DUE TO IMPAIRMENT LOSSES IN VALUE

There were no impairment losses in value of loans granted or receivables originated.

Additional Explanatory Notes
Note Nr 1.2.9

INFORMATION ON INTEREST COSTS OF FINANCIAL LIABILITIES

in '000 PLN

Description	Interest costs in financial period			
	accrued and realised interest	accrued and unrealised interest pursuant to payment schedule		
		up to 3 months	from 3 to 12 months	over 12 months
Other short term financial liabilities	2 117	63		

Additional Explanatory Notes
Note Nr 1.2.10 - 12

RISK MANAGEMENT

KGHM Polska Miedź S.A. is exposed to risk in every area of its activities. Understanding the risks faced by the Company and the principles applied in managing such risks makes the Company more capable of accomplishing those tasks which it faces.

Risk management in the Company includes the processes of identification, measurement and determination of the proper manner to deal with a given risk, and includes the following types of risk:

- market risk (related to changes in metals prices, in exchange rates and in interest rates),
- liquidity risk,
- credit risk together with investment risk.

An appropriate policy, organisational structure and procedures support the process underlying those actions related to risk management in the Company.

TYPES OF RISKS

Market risk

The main market risks to which the Company is exposed are:
- the risk of changes in metals prices
- the currency risk
- the interest rates risk

The risk of changes in metals prices

The Company is exposed to the risk of changes in copper, silver and gold prices. The formulas for setting prices which are included in physical sales contracts are based on primarily on monthly quotations from the London Metal Exchange in the case of copper, and the London Bullion Market in the case of silver and gold. The commercial policy of the Company is to set the base price for physical contracts as the average price of the month in which the product is sent to the customer (these are standard base prices, and is a global practice). As a result, the Company is exposed to the risk of falls in metals prices during the period from the moment of entering into the commercial contract to the moment of setting the average price from the month of delivery.

In a situation wherein a client expects that the price basis in a contract is to be defined in a non-standard way and this way is subsequently accepted, the Company enters into transactions (adjustment hedge transaction) which swap the base price requested by the customer for the average price from the month of delivery. These transactions lead to a harmonisation of the base price applied to the physical sale of products, and therefore harmonisation of the exposure of the Company to the risk of fluctuations in metals prices.

The currency risk

The Company is exposed to the currency risk in the following manner:

It is generally accepted on commodities markets that physical contracts are concluded in USD or are denominated in USD. The base (functional) currency for the Company however is the PLN. As a result, the Company receives the equivalent in PLN or exchanges the USD it receives for PLN. Such exchanges lead to the risk associated with fluctuations in the USD/PLN exchange rate during the period from the moment of entering into the commercial contract to the moment of determining the exchange rate. In a situation wherein foreign clients pay in local currency for the copper or precious metals which they have imported, the Company is also exposed to fluctuations in the exchange rates of other currencies, e.g.: EUR/PLN and to a lesser degree GBP/PLN.
Due to the actual structure of currency revenues, the Company is exposed to the risk of changes in currency rates, due to the fact that loans and other liabilities are drawn (for example from the import of goods and services) which are denominated in currencies other than the USD.

Interest rate risk

The Company is exposed to interest rates risk in the case of holding financial debt for which interest is calculated based on a variable interest rate.

Liquidity risk

The Company is exposed to the risk of losing financial liquidity, understood as the ability to regulate its liabilities within given timeframes. Financing the activities of the Company using external sources (bank and other loans, buyer's credit) increases the risk of losing liquidity in the future.

The Company must have permanent access to financial markets, and is therefore exposed to the risk of losing the ability to acquire new financing, as well as of refinancing its debt. This risk is primarily dependent on market conditions and on evaluating the creditworthiness of the Company.

Credit risk

The Company is exposed to three main areas of credit risk:
- the creditworthiness of customers with whom it undertakes physical products sales transactions
- the creditworthiness of the financial institutions (banks/brokerages) with whom, or through whom, it undertakes hedging transactions; and
- the creditworthiness of the entities in which the Company invests, or whose securities it purchases.

MANAGEMENT OF MARKET RISK

The Company attempts to avoid unnecessary market risk related to its basic activities, which it achieves mainly through the use of hedging transactions.
The Company actively manages the market risk to which it is exposed. The goals of the risk management process are:

- to limit fluctuations in profit before tax,
- to increase the probability of realising budget assumptions,
- to maintain the financial health of the Company, and
- to support the process of undertaking strategic decisions as respects investments, with due regard to the sources for financing such investments.

All of the goals of market risk management are considered mutually, while their realisation is dependent primarily upon the internal situation of the Company, as well as on market conditions.

Principles of managing market risk

The Company uses an integrated approach to managing that risk to which it is exposed. This means a comprehensive approach to market risk, rather than to each of its elements individually. For example, hedging transactions on the metals market are related to contracts entered into on the currency market, as the hedging of metals prices determines the probability of achieving planned revenues from sales, which represent a hedged position for the hedging strategy on the currency market. Furthermore, the Company has significantly greater flexibility in building hedging strategies.

The Company applies a consistent and gradual approach to the management of market risk. Over time consecutive hedging strategies are implemented, involving an ever-larger portion of production and of revenues from sales as well as time periods extended farther into the future. As a result, it is possible to be hedged against unexpected falls in copper and silver prices, as well as against rapid appreciation of the PLN versus the USD. Thanks to this, it is possible to avoid the commitment of significant volumes or notional amounts at a single price level.

Techniques for managing market risk

The primary technique for managing market risk is the use of derivative instrument hedging strategies. The Company also uses natural hedging.

All of the hedging strategies employed and the selection of those preferred reflect the following factors: current and forecast market conditions, the internal situation of the Company, the propriety of the instruments used, and the cost of hedging.

Requirements for hedging effectiveness

Hedging transactions may not be entered into if there is no appropriate instrument available for use on a liquid market, and which has a published reference price. The first step is to confirm and document the fact that there is a strong negative correlation between the variations in the prices of such a reference instrument, and the actually-hedged risk. Hedging effectiveness is based on constant evaluation and monitoring.

Measurement of market risk

The Company quantifies the amount of risk to which it is exposed and attempts to express it in a unified and complete manner.
Thanks to the use of market risk measurement, the Company is able to determine the impact of hedging strategies on the results of the Company prior to their implementation. However, given the fact that no measure of risk is able to completely reflect reality, which is mainly due to the assumptions made as respects certain market factors, for example variations in copper, silver and currency prices, the Company makes use of numerical models solely as a supporting tool in decision-making, and as a source of additional information. They do not serve as the sole basis for making decisions.

Restrictions in engaging in hedging transactions

Due to the risk of there being restrictions in production (for example due to „force majeure") or to a failure to realise planned foreign currency revenues, which could lead to excessive commitments on the forward market, the Company has set the limit as to the amount of production or revenues from sales for a given period which may be hedged up to 80%.
The maximum time horizon over which the Company makes decisions as regards limiting market risk is in accordance with the technical and economic planning process, and amounts to 5 years. However, the fact must be taken into account that, irregardless of the tool used to measure risk, the results of such measurement over the long term (especially above 2 years) may be subject to significant uncertainty, and therefore are treated as estimates.

DERIVATIVE INSTRUMENTS

Derivative instruments applied

In order to limit market risk, the Company primarily uses derivative instruments.
The Company only makes use of those derivative instruments which it is in a position to measure internally, using standard valuation models for a given instrument, and which may be disposed of without a significant loss of value using a different client than the one with whom the transaction was initially entered into. In order to evaluate given market instruments, the Company uses information obtained from leading banks on a given market as well as from brokers or from information services.

The following types of instruments may be used:

- swaps,
- forwards and futures,
- options, and
- structures derived from the above instruments.

The instruments applied may also be of a standard type (being quoted instruments), as well as of a non-standard type (over-the-counter instruments).

RISK MANAGEMENT IN THE COMPANY IN 2006

In 2006 strategies hedging the copper price represented appx. 34% of sales of this metal realised by the Company. In the case of silver this figure was at the level of appx. 31%. In the case of the currency market hedged revenues from sales represented appx. 13% of total revenues from sales realised by the Company.

Transactions hedging metals prices were settled with a negative result. Currency transactions were settled with a positive result. In 2006 the result on derivative instruments was at the level of PLN (2 481 500) thousand, of which PLN (2 331 029) thousand adjusted revenues from sales (the amount transferred from equity to the income statement during the financial period), while PLN (11 883) thousand represented financial costs (loss on the sale of investments), while PLN (138 588) thousand adjusted the financial result from the valuation of derivative transactions (revaluation of investments).

In 2006 the Company implemented copper price hedging strategies of a total volume of 84 thousand tonnes and a timeframe falling in 2007. The Company made use of options and swaps. In addition, during this period the Company implemented adjustment hedge transactions in the total volume of 14.4 thousand tonnes and a time horizon of June, August and September 2006, and January, March and April 2007.

In the case of the silver market, during the analysed period strategies were implemented hedging the price of this metal, of a total volume of 5.4 mln troz (appx. 168 tonnes) and a timeframe falling in 2007 and 2008, using options, of which 2.4 mln troz in respect of 2007 were closed. In 2006 adjustment hedge transactions were also entered into on the silver market in the total volume of 2 194 111 troz (appx. 68 tonnes) and a time horizon of July, November and December 2006.

In 2006 the Company implemented adjustment hedge transactions on the gold market in the volume of 7 984 troz (appx. 247 kg) and a time horizon of August and November 2006.

With respect to activities on the currency market, in the analysed period the Company implemented strategies hedging the USD/PLN exchange rate having a notional value of USD 90 mln and a timeframe falling in the fourth quarter of 2006, using options and forwards. In addition, during this period adjustment hedge transactions were implemented in the total nominal amount of USD 61.37 mln and a time horizon of June and July 2006.

The Company remains hedged for a portion of its copper sales planned in 2007 (174 thousand tonnes), for a portion of silver sales planned in 2007 (2.1 mln troz) and in 2008 (2.4 mln troz), as well as for a portion of revenues from sales (currency market) planned to be achieved in 2007 (USD 135 mln).

Additional Explanatory Notes
cont. Note Nr 1.2.10 – 12

The Company continuously monitors the commodity and currency markets, as well as its own internal situation, which are the basis for taking decisions on implementing hedging strategies.

RECOGNITION OF DERIVATIVES IN THE BALANCE SHEET

All derivatives have been recognised in the balance sheet and valued at their fair value, based on principles described in the Introduction to the financial statements.

At 31 December 2006 the fair value of open positions in derivative instruments amounted to PLN (748 934) thousand and related to hedging instruments. Should market conditions from the balance sheet date be maintained throughout the entire period subject to hedging, the above-mentioned amounts would adjust revenues from sales of the Company for 2007 and 2008 in that part representing the effective part of the hedging instruments, or would affect financial income/costs for 2007 and 2008 in that part representing the ineffective part of the hedging instruments. The fair value of open positions in derivative instruments varies in dependence on changes in market conditions, and the final result on these transactions may vary significantly from that presented in the following valuation table.

Item of balance sheet	31 December 2006 [in '000 PLN]	31 December 2005 [in '000 PLN]
Short term financial assets	299 058	192 158
Short term liabilities	(1 047 992)	(1 360 533)
Total	(748 934)	(1 168 375)

At the balance sheet date there was an open position in respect of the following derivative instruments: forwards, swaps, collars, and put and call options. The following table presents detailed information relating to open positions in derivative instruments, broken down by hedged nominal amounts and volumes, the average weighted hedged prices/ exchange rates[1], and the fair value of each instrument.

[1] The average weighted hedged prices/ exchange rates are aggregate amounts, of an informational nature. Their use in financial analysis in certain cases may lead to erroneous results. This relates to hedging levels and to levels of participation in options instruments, in the case of which the simulation of future settlements may generate one set of results when the average weighted execution price is assumed, and a different set of results when the analysis makes use of specific execution prices for options transactions entered into by the Company.

Additional Explanatory Notes
cont. Note Nr 1.2.10 – 12

Type of financial instrument	Volume/Notional Cu['000 t] Ag['000 troz] Currency ['000 USD]	Avg. weighted price/Exc. rate Cu[USD/t] Ag[USD/troz] Currency [USD/PLN]	As at 31 December 2006 Financial assets ['000 PLN]	As at 31 December 2006 Financial liabilities ['000 PLN]	As at 31 December 2005 Financial assets ['000 PLN]	As at 31 December 2005 Financial liabilities ['000 PLN]
HEDGING INSTRUMENTS WITH A SETTLEMENT DATE UP TO 12 MONTHS						
Copper						
Swaps - exchange of floating prices for fixed	44.2	2 936	6 982	(454 955)		(410 118)
Collar contracts	36.25	2328 – 2902		(363 203)	781	(505 229)
Bought put options	66	4250	22 538			
Synthetic put (Swaps - exchange of floating prices for fixed and purchase of call options)	38.5	6200 - 7000	32 677	(14 554)		
TOTAL	-	-	62 197	(832 712)	781	(915 347)
Silver						
Swaps - exchange of floating prices for fixed	715	9.0314		(9 014)		(88 197)
Collar contracts	1 750	7.0000 - 9.5011	1	(18 213)	797	(3 491)
Bought put options	550	12.0000	907			
TOTAL	-	-	908	(27 227)	797	(91 688)
Currency						
Forwards - sale	30 000	3.3354	13 047		15 323	(12)
Bought put options					6 257	
Collar contracts	105 000	3.0571 - 3.7577	19 328	(6)	13 370	(3 870)
TOTAL	-	-	32 375	(6)	34 950	(3 882)
HEDGING INSTRUMENTS WITH A SETTLEMENT DATE OVER 12 MONTHS						
Copper						
Swaps - exchange of floating prices for fixed						(113 283)
Collar contracts					1 608	(88 016)
Bought put options	6	4 250	4 328		5 073	
Synthetic put (Swaps - exchange of floating prices for fixed and purchase of call options)	3.5	6 200-7 000	5 358	(880)		
TOTAL	-	-	9 686	(880)	6 681	(201 299)
Silver						
Bought put options	2 450	11.0204	6 725			
Collar contracts					1 441	(4 946)
TOTAL	-	-	6 725		1 441	(4 946)
Currency						
Forwards - sale					2 514	
Collar contracts					9 912	(4 053)
TOTAL	-	-	-	-	12 426	(4 053)
Hedging instruments - total			111 891	(860 825)	57 076	(1 221 215)

* The Company makes use of commodity hedging instruments, in which the base asset is the average monthly copper price from the London Metal Exchange and the average monthly silver price from the London Bullion Market. These are settled on the second working day of the following month. This means that hedging instruments for the month of December 2006 are settled on 3 January 2007. On the balance sheet date they were valued at their fair value and recognised in the list of hedging instruments. On the other hand, accounting principles state that the effective part of settled cash flow hedging transactions should be transferred from equity to the income statement in the financial period in which the hedging positions were realised. This means that the effective part of December commodity transactions have already been transferred from equity to

Additional Explanatory Notes
cont. Note Nr 1.2.10 – 12

the income statement at 31 December 2006, despite the fact that they were only settled on 3 January 2007. The result of settlement of the effective part of these transactions therefore is included in the amount of PLN (2 331 029) thousand which was transferred from equity. These principles relate to copper collar contracts (volume: 6 250 tonnes, average weighted price: 2463 - 2922 USD/t and fair value: PLN (68 276) thousand and to swaps contracts – the exchange of floating copper prices for fixed prices (volume: 11 250 tonnes, average weighted price: 2 726 USD/t and fair value: PLN (129 321) thousand) silver collars contracts (volume: 250 000 troz, average weighted price: 7.000 -9.5080 USD/troz and fair value: PLN (2 803) thousand) and to swaps contracts – the exchange of floating silver prices for fixed prices (volume: 715 410 troz, average weighted price: 9.0314 USD/troz and fair value: PLN (9 014) thousand).

			As at			
	Volume/Notional Cu['000t] Ag['000troz]	Avg. weighted price/Exc. rate Cu[USD/t] Ag[USD/troz]	31 December 2006		31 December 2005	
Type of financial instrument	Currency ['000USD]	Currency [USD/PLN]	Financial assets ['000 PLN]	Financial liabilities ['000 PLN]	Financial assets ['000 PLN]	Financial liabilities ['000 PLN]
INSTRUMENTS HELD FOR TRADING WITH A SETTLEMENT DATE UP TO 12 MONTHS						
Copper						
Swaps – exchange of floating prices for fixed	9	2 626		(97 035)		
Swaps-exchange of fixed prices for floating	9	2 626	97 035			
Bought call options	9	2 998	85 900			
Sold call options	9	2 998		(85 900)		
Bought put options	3	2 300				
Sold put options	4.25	2 212				(12)
TOTAL	-	-	182 935	(182 935)		(12)
Silver						
Swaps - exchange of floating prices for fixed						(76 889)
Swaps - exchange of fixed prices for floating					77 343	
Sold put options	2 200	12.0000		(3 627)		(4 676)
Bought put options	2 200	12.0000	3 627			(2)
TOTAL	-	-	3 627	(3 627)	77 343	(81 567)
INSTRUMENTS HELD FOR TRADING WITH A SETTLEMENT DATE OVER 12 MONTHS						
Copper						
Swaps – exchange of floating prices for fixed						(33 251)
Swaps – exchange of fixed prices for floating					33 251	
Bought call options					24 327	
Sold call options						(24 327)
Bought put options					161	
Sold put options						(161)
TOTAL	-	-	-	-	57 739	(57 739)
Silver						
Sold put options	200	12.0000		(605)		
Bought put options	200	12.0000	605		-	-
TOTAL	-	-	605	(605)	-	-
Instruments held for trading- total			187 167	(187 167)	135 082	(139 318)

OTHER INFORMATION IN RESPECT OF DERIVATIVE FINANCIAL INSTRUMENTS

Due to the sufficient liquidity of the market it is possible to close and settle the above-mentioned transactions at any given moment by entering into a proper transaction with counterparty or by entering an appropriate opposite transaction.
All transactions relating to the copper and silver price risk are denominated in US dollars.

FAIR VALUE ESTIMATION METHODOLOGY

The fair value of outstanding financial derivative instruments at the balance sheet date was set in accordance with the principles outlined in the Introduction to the financial statements.

The Company does not apply hedging with respect to shares in the net assets of foreign entities.

CASH FLOW HEDGES

The Company accounts for cash flow hedges in accordance with principles outlined in the Introduction to the financial statements. These principles require that the effective portion of the result from the valuation of hedging transactions in the period in which such transactions are designated as future cash flow hedges is recognised in equity. The amounts accumulated in equity this way are then transferred to the income statement when the hedged item is realised and represents an adjustment of revenues from sales.

The effectiveness of hedging instruments used by the Company in the financial period is assessed and measured by comparing changes in forward prices of hedged items with the prices of forward contracts, or – in the case of options instruments – based on changes in options intrinsic value.

On 1 June 2000 the General Shareholders Meeting decided to establish a separate position in equity relating to the valuation of hedging transactions.

The tables below present respectively the equity balance and changes in equity due to accounting for the valuation of the effective part of the derivative instruments designated as hedging of future cash flows.

At 31 December 2006 the revaluation reserve amounted to PLN (557 528) thousand, of which PLN (649 350) thousand related to the effective part of the result from the measurement of commodity price hedging transactions, while PLN 91 822 thousand related to the effective part of the result from the measurement of currency hedging transactions.

Additional Explanatory Notes
cont. Note Nr 1.2.10 – 12

AMOUNTS RECOGNISED IN EQUITY	31 December 2006 [in '000 PLN]	31 December 2005 [in '000 PLN]
Revaluation reserve – hedging transactions against commodities risk (copper, silver)	(649 350)	(1 145 194)
Revaluation reserve – hedging transactions against exchange rate risk – forwards and options	29 968	19 096
Revaluation reserve – hedging transactions against exchange rate risk – foreign currency bank loans	61 854	101 385
TOTAL REVALUATION RESERVE	(557 528)	(1 024 713)

During 2006 the amount recognised in equity due to effective concluded hedging transactions amounted to PLN (1 863 844) thousand (a change in the fair value of cash flow hedging instruments in the effective part), while the amount transferred from equity to the income statement (a negative adjustment of revenues from sales for 2006) was at the level of PLN 2 331 029 thousand.

RESULT ON CASH FLOW HEDGING INSTRUMENTS

	31 December 2006 [in '000 PLN]	31 December 2005 [in '000 PLN]
Accumulated result in equity achieved on cash flow hedging financial instruments, at the beginning of the period	(1 024 713)	218 251
Amount recognised in equity in the financial period due to effective hedging transactions	(1 863 844)	(1 471 625)
Amount transferred from equity to the income statement in the financial period	2 331 029	228 661
Gains and losses accumulated in equity on cash flow hedges at the end of the period	(557 528)	(1 024 713)

Additional Explanatory Notes
Note Nr 2

OFF - BALANCE SHEET LIABILITIES AND DEBTORS AT 31 DECEMBER 2006

Item	Type of liability	in '000 PLN Total amount
1.	CONTINGENT DEBTORS due to:	157 638
1.1	received guarantees	
-	of which from related entities	
1.2	disputed State budget issues	157 633
1.3	other items	5
2.	CONTINGENT LIABILITIES due to:	730 031
2.1	granted guarantees	7 219
-	of which from related entities	3 219
2.2	contingent penalties	4 243
2.3	agreement on the acceptance of the offer and conditional transfer of shares in Polkomtel S.A	718 569
3.	OTHER OFF - BALANCE SHEET LIABILITIES due to:	416 779
3.1	liabilities due to perpetual usufruct of State Treasury land	379 819
3.2	liabilities due to R&D and inventions	30 648
-	of which toward related entities	111
3.3	disputed issues, pending court proceedings	6 312

Disputed tax issues

Note to item 1.2 Legal regulations related to VAT and corporate income tax have been radically changed as compared to laws established prior to the economic and political transformation of Poland. The brief period of time in which the new tax system has been applied, and the lack of a continuous line of decisions in this regard, has resulted in a lack of harmony in existing laws. The appearance of divergent opinions with respect to the legal interpretation of tax laws, both within State bodies as well as between State and corporate bodies, has caused areas of ambiguity and conflict to arise. The settlement of taxation as well as other areas subject to regulation may be subject to audits by tax authorities, whose regulation of the system of taxation grants them the right to impose additional liabilities, interest and penalties.

The existence of these phenomena mean that tax risk in Poland is far greater than that in countries which enjoy a more unified and harmonious system of taxation. Tax bodies, operating within their assigned spheres of competence, are authorised to conduct audits and to examine records relating to commercial transactions accounted for in financial accounts within a period of 5 years from the end of the fiscal year for which a tax return was made and a financial result was calculated. This means in turn that, given the lack of consistent interpretation, tax bodies may charge the Company with additional taxation as well as interest and penalties.

Important tax controls

During 2006 three tax audits were conducted in the Company. In the months of February and March 2006 employees of the Lower Silesia Tax Office in Wroclaw conducted an audit with respect to settlement with the State Treasury of the tax on goods and services (VAT) for the period 01.12.2005-31.12.2005. On 19.06.2006 KGHM received the Ruling of the Head of the Lower Silesia Tax Office in Wroclaw, respecting the initiation of tax proceedings in this matter. At 31.12.2006 the Head of the Lower Silesia Tax Office had not yet issued a decision in this matter. The hearing date for this matter was deferred to 28.02.2007. At 19.02.2007 no decision had been issued. It is probable that a decision will be issued by the Head of the Lower Silesia Tax Office setting out the amount of VAT liabilities for the month of December 2005 in the amount of appx. PLN 60 thousand, plus interest, plus penalties in accordance with art.109 of the Act on VAT, in the amount of appx. PLN 18 thousand. In the month of June 2006 an employee of the Lower Silesia Tax Office in Wrocław conducted a summary audit in KGHM Polska Miedź S.A., respecting the accuracy and truthfulness of the documentation of transactions with customers during the period 01.01.2002 - 31.12.2002. The audit concluded with the writing of protocol.

On 11.12.2006 by a Ruling of the Director of the Tax Office in Wroclaw, an audit was initiated in KGHM Polska Miedź S.A. with respect to "Auditing of the accuracy of the declared tax bases and on the correctness of the calculation and payment of taxation representing State budget income or State special funds for 2003. Examination into whether the restrictions and obligations outlined by foreign exchange law for 2003 were properly adhered to as respects the economic activities carried out." The expected date of completion of the audit is 9 April 2007.

Realisation of the contract with PGNiG

Two contracts signed on 1 December 2003 between PGNiG S.A. and "Energetyka" sp. z o.o for the supply of gas for the purpose of electrical and heating energy production (with subsequent annexes) are still binding for the parties.

"Energetyka" sp. z o.o. has developed a new program of modernisation its power generation system based on current evaluation of demand for energy from KGHM Polska Miedź S.A. divisions and its generation costs. While implementing this program "Energetyka" sp. z o.o. started discussions with PGNiG S.A., with participation of KGHM Polska Miedź S.A., aimed at modifying the contracts to the current KGHM Polska Miedź S.A. demand for energy.

Taking into account the currently developed program and possibility that the contract will be realised in its present form, the subsidiary „Energetyka" sp. z o.o. may have to bear some significant costs, difficult to estimate as at the balance sheet date, which might require an additional financing of the subsidiary by KGHM Polska Miedź S.A.

Additional Explanatory Notes
Note Nr 3

INFORMATION ON LIABILITIES TO STATE OR MUNICIPAL AUTHORITIES AT 31 DECEMBER 2006

At the end of 2006 the Company had no liabilities to State or municipal authorities due to gaining ownership rights to buildings and structures.

Additional Explanatory Notes
Note Nr 4

INFORMATION ON REVENUES, COSTS AND RESULTS OF ABANDONED ACTIVITIES FOR THE PERIOD FROM 1 JANUARY 2006 TO 31 DECEMBER 2006

There were no abandoned activities at the end of 2006 and no activities are expected to be abandoned in the next financial period.

Additional Explanatory Notes
Note Nr 5

COSTS OF MANUFACTURING OF PRODUCTS FOR INTERNAL USE OF THE COMPANY FOR THE PERIOD FROM 1 JANUARY 2006 TO 31 DECEMBER 2006

Item	Description	in '000 PLN Amount
1.	Products transferred to fixed assets under construction, fixed assets for internal use of the Company	5 080
2.	Products transferred to inventories warehouse	48 606
3.	Other	2 897
I.	TOTAL	56 583

Additional Explanatory Notes
Note Nr 6

INCURRED AND PLANNED CAPITAL EXPENDITURE
FOR THE PERIOD FROM 1 JANUARY 2006 TO 31 DECEMBER 2006

Item	Description	in '000 PLN	
		Incurred in 2006	Planned in the next 12 months
I	Tangible investments	709 271	1 141 712
a	of which: environmental protection	31 670	68 605
II	Equity investments	24 289	1 715 951

Additional Explanatory Notes
Note Nr 7.1

INFORMATION ON TRANSACTIONS WITH RELATED ENTITIES RELATING TO TRANSFER OF RIGHTS AND OBLIGATIONS*

Item	Entity with which the transaction was concluded	in '000 PLN			
		Transaction			
		Value of sales and other transactions	Subject	Value of purchase and other transactions	Subject
1.	KGHM Ecoren S.A.	2 092	purchase of goods for resale – granulated slag, materials, energy and services		
2.	KGHM Metraco S.A.	274 578	sale of sulphuric acid, lead, nickel sulphate, copper sulphate, steel scrap	804 948	purchase of black liquor, copper scrap, coal, coke, chemical substances, investor services
3.	CBJ sp. z o.o.			31 993	purchase of R&D services
4.	DIALOG S.A.	204 530	interest bond, redemption of bonds,	2 431	purchase of telecom services
5.	POL-MIEDŹ TRANS Sp. z o.o.			279 717	purchase of transport and railway services, oil-based products
6.	„Miedziowe Centrum Zdrowia" S.A.			11 716	purchase of benefits respecting medical employment contracts
7.	"Zagłębie" Lubin SSA			14 500	sponsoring
8.	"Energetyka" Sp. z o.o.	105 545	sale of electrical energy, coal, throat gas	190 033	purchase of heating and electrical energy, water, throat gas incineration services
9.	PeBeKa S.A.	66 951	rental services, material sales	240 061	purchase of services: construction of shafts, mine drifts
10.	PHP "MERCUS" sp. z o.o.			484 173	purchase of goods for resale
11.	KGHM CUPRUM Sp. z o.o. CBR			16 873	purchase of research and design work, opinions, expertise
12.	KGHM Polish Copper Ltd.	1 613 311	sale of cathodes, wire rod, granulate of silver	1 121 789	purchase of copper concentrate
13.	KGHM Kupferhandelsges. m.b.H.	556 341	sale of cathodes, wire rod, billets	56 433	sale of cathodes, wire rod, billets

The above information includes typical business transactions as well as unusual transactions
*Additionally, KGHM Polska Miedź S.A. has indirect interests in subsidiaries and associates of the lower level in the Group.
The full scope of relations will be presented in the consolidated financial statement.

Additional Explanatory Notes
Note Nr 7.2

DATA CONCERNING ENTITIES HAVING A CAPITAL RELATIONSHIP WITH THE ISSUER AT 31 DECEMBER 2006*

Item	Name of entity	in '000 PLN					
		Degree of management control %	Debtors	Liabilities	Operating and financial costs	Operating and financial revenues	Investment
1.	KGHM Cuprum Sp. z o.o. CBR	100.00		5 202	16 495	15	
2.	KGHM Polish Copper Ltd.	100.00	128 893	5 803	1 137 847	1 658 024	
3.	„Miedziowe Centrum Zdrowia" S.A.	100.00	33	998	12 475	362	
4.	KGHM Ecoren S.A.	100.00	159	12	1 157	2 094	
5.	„Energetyka" Sp. z o.o.	100.00	8 233	32 579	187 163	48 570	
6.	Centrum Badań Jakości Sp. z o.o.	100.00	119	3 107	32 146	1 117	
7.	KGHM Kupferhandelsges m.b.H.	100.00	34 369			573 543	
8.	Pol-Miedź Trans Sp. z o.o.	100.00	1 367	11 379	279 851	2 540	9 000
9.	Dialog S.A.	100.00	33	261	2 458	4 530	
10.	KGHM Congo S.P.R.L	99.98	21 003			114	582
11.	PeBeKa S.A.	100.00	1 453	41 511	240 451	15 195	
12.	KGHM Metraco S.A.	98.96	33 779	46 691	805 823	275 096	
13.	Polkomtel S.A.	19.61	23	281	1 439	116	
14.	„Zagłębie" Lubin SSA	100.00	6	4 270	14 607	184	
15.	MINOVA - KSANTE Spółka z o.o	30.00	29	596	6 622	298	
16.	PHP „Mercus" Sp.z o.o.	100.00	161	51 895	484 406	1 335	
17.	INTERFERIE S.A.	2.06 directly owned + 63.61 indirectly owned		48	1 483	6	
Total*		X	229 660	204 633	3 224 423	2 583 139	9 582

*Additionally, KGHM Polska Miedź S.A. has indirect interests in subsidiaries and associates of the lower level in the Group. The full scope of relations will be presented in the consolidated financial statement.

Additional Explanatory Notes
Note Nr 8

INFORMATION ON JOINT VENTURES EXCLUDED FROM CONSOLIDATION BY EITHER THE FULL METHOD OR THE EQUITY METHOD IN 2006

In 2006 the Company did not have joint ventures with other entities

Additional Explanatory Notes
Note Nr 9

AVERAGE EMPLOYMENT IN 2006

Item	Description	Average employment
I.	Employees:	17 680
a.	white-collar workers	4 331
b.	blue-collar workers	13 349

Additional Explanatory Notes
Note Nr 10

INFORMATION ON THE TOTAL AMOUNT OF REMUNERATION, BONUSES OR OTHER BENEFITS PAID OR DUE, SEPARATELY FOR EACH MEMBER OF THE MANAGEMENT OR SUPERVISORY PERSONNEL OF THE ISSUER, IRREGARDLESS OF WHETHER THEY HAVE BEEN ACCOUNTED FOR IN COSTS OR WERE THE RESULT OF PROFIT DISTRIBUTION, AND IN THE CASE WHERE THE ISSUER IS THE PARENT ENTITY OR A SIGNIFICANT INVESTOR – SEPARATE INFORMATION ON THE VALUE OF REMUNERATION AND BONUSES RECEIVED DUE TO FULFILLING MANAGEMENT AND SUPERVISORY FUNCTIONS IN THE BODIES OF SUBSIDIARIES, JOINTLY CONTROLLED AND ASSOCIATED ENTITIES

Management Board	Period function fulfilled in 2006				in '000 PLN
		Remuneration paid or due for serving on Management Board	Benefits, income from other contracts	*Income received in subsidiaries and associates*	*Total income in 2006*
1	2	3	4	5	6
Krzysztof Skóra	10.02-31.12	472	51	145	668
Maksymilian Bylicki	24.02-31.12	383	77	225	685
Marek Fusiński	24.02-31.12	383	74	104	561
Stanisław Kot	14.06-31.12	235	7	13	255
Ireneusz Reszczyński	24.02-31.12	383	30	145	558
Biliński Mirosław	24.02-14.06	131	30	66	227
Wiktor Błądek	01.01-14.06	646	30	19	695
Andrzej Krug	01.01-24.02	287	7	59	353
Robert Nowak	01.01-24.02	259	40	25	324
Sławomir Pakulski	01.01-24.02	246	2 666	15	2 927
Jarosław Andrzej Szczepek	01.01-24.02	345	32	83	460
Marek Szczerbiak	01.01-10.02	309	47	22	378

Explanation: col. 3 "Remuneration paid or due for serving on Management Board" includes base wages, premium for the year 2006, col.4 "Benefits, income from other contracts" includes wages received from R&D-related contracts, insurance, subsidies for housing rental expenses, contributions to the Employee Retirement Fund (PPE);

REMUNERATION PAID IN 2006
TO MEMBERS OF THE MANAGEMENT BOARD
AFTER FULFILLMENT OF THEIR FUNCTIONS IN PRIOR YEARS

Management Board	Period function fulfilled ending date	in '000 PLN
		Remuneration due to anti-competition contract
1	2	3
Marian Krzemiński	11.12.2001	51

Supervisory Board	Period function fulfilled in 2006				in '000 PLN
		Remuneration for time served on Supervisory Board	Income from other contracts	Income received in subsidiaries and associates	Total income in 2006
1	2	3	4	5	6
Adam Łaganowski	24.10-31.12	14			14
Stanisław Potycz	24.10-31.12	13			13
Jan Sulmicki	24.10-31.12	12			12
Jerzy Żyżyński	24.10-31.12	12			12
Antoni Dynowski	31.01-24.10	58			58
Marcin Ślęzak	31.01-31.12	58			58
Ryszard Wojnowski	31.01-24.10	47			47
Czesław Cichoń	31.01-10.08	34			34
Krzysztof Skóra	31.01-24.02	20			20
Maciej Kruk	01.01-24.10	57			57
Józef Czyczerski	01.01-31.12	64	88		152
Leszek Hajdacki	01.01-31.12	64	125	12	201
Ryszard Kurek	01.01-31.12	64	138	11	213
Jan Rymarczyk	01.01-31.01	6			6
Tadeusz Janusz	01.01-31.01	6			6
Elżbieta Niebisz	01.01-31.01	7			7
Krzysztof Szamałek	01.01-31.01	6			6
Marek Wierzbowski	01.01-30.01	5			5

Explanation: col.4 "Income from other contracts" also includes wages for the work of employee-elected members of the Supervisory Board.

Additional Explanatory Notes
Note Nr 11

INFORMATION ON THE AMOUNT OF UNPAID ADVANCES, BANK AND OTHER LOANS, GUARANTEES, SECURITIES OR OTHER AGREEMENTS CREATING OBLIGATIONS TO BENEFITS TOWARDS THE ISSUER, A SUBSIDIARY, JOINTLY CONTROLLED ENTITY OR ASSOCIATE THEREOF, MANAGEMENT AND SUPERVISORY PERSONNEL

During the financial period the Company did not grant advances, bank or other loans, or guarantees to management and supervisory personnel. There remain no unpaid advances or bank or other loans in the accounts from prior years.

Additional Explanatory Notes
Note Nr 12

SIGNIFICANT EVENTS OF PRIOR YEARS ACCOUNTED FOR WITHIN THE FINANCIAL STATEMENTS FOR 2006

Item	Description of events	in '000 PLN
		Effect on financial result (+ , -)
1.	Property tax together with interest and allowance for debtors for prior years	(27 880)
2.	Income tax together with interest for prior years	703
3.	VAT together with interest for prior years	389
4.	Receipt of funds deposited on sub-accounts of the Prosecutor due to conclusion of court proceedings	2 087
5.	Payment of wages and interest for 2005	(513)
6.	Refund of insurance premiums	1 041
7.	Other adjustments of costs regarding prior years	137
8.	TOTAL	(24 036)

Additional Explanatory Notes
Note Nr 13

INFORMATION ON SIGNIFICANT EVENTS WHICH OCCURRED AFTER THE BALANCE SHEET DATE

Contracts entered into

1. On 8 January 2007 a contract was signed between KGHM Polska Miedź S.A. and Tele-Fonika Kable S.A. for the sale of 8 mm copper wire rod and oxygen-free copper rod Cu-OFE-8-Cl in 2007.
The estimated value of this contract is from appx. USD 556 783 thousand (PLN 1 658 546 thousand) to appx. USD 656 028 thousand (PLN 1 954 175 thousand). The amount was estimated based on the degree of options used, on the forecast copper price (using a forward curve from 5 January 2007) and on the National Bank of Poland exchange rate from 8 January 2007.

2. On 18 January 2007 a contract was signed between KGHM Polska Miedź S.A. and MKM Mansfelder Kupfer und Messing GmbH for the sale of copper cathodes in 2007.
The estimated value of this contract is USD 317 395 thousand, i.e. PLN 955 772 thousand. This amount was estimated based on the forecast copper price (using a forward curve) and on the National Bank of Poland exchange rates from 17 January 2007.

Share capital decrease

On 22 January 2007 a change was registered in the Regional Court for the Capital City Warsaw, Section XII (Economic) of the National Court of Registration in the share capital of the company Warszawska Fabryka Platerów Hefra Spółka Akcyjna with its registered head office in Warsaw (a subsidiary of KGHM Ecoren S.A., which is a subsidiary of KGHM Polska Miedź S.A.).
The share capital of Warszawska Fabryka Platerów Hefra Spółka Akcyjna was decreased from PLN 32 230 thousand to PLN 3 525 thousand, i.e. by PLN 28 705 thousand, through a decrease in the existing face value of the shares, from PLN 6.40 per share to PLN 0.70 per share. The funds obtained from this decrease in the share capital of the company Warszawska Fabryka Platerów Hefra Spółka Akcyjna was used to cover losses from prior years in the amount of PLN 24 962 thousand, while PLN 3 743 thousand was used to increase the reserve capital of the company Warszawska Fabryka Platerów Hefra Spólka Akcyjna.
The share capital of Warszawska Fabryka Platerów Hefra Spółka Akcyjna after registration of these changes amounts to PLN 3 525 thousand and is divided into 5 035 940 shares of PLN 0.70 each.
KGHM Ecoren S.A. owns 97.52% of the share capital of the company Warszawska Fabryka Platerów Hefra Spółka Akcyjna.
The total number of votes arising from all issued shares after registration of this change in share capital of Warszawska Fabryka Platerów Hefra Spółka Akcyjna is 5 035 940.

Transferal of ownership

On 31 January 2007 an agreement was signed between KGHM Ecoren S.A. (a direct subsidiary of KGHM Polska Miedź S.A.) and Walcownia Metali „Łabędy" S.A. (a direct subsidiary of KGHM Ecoren S.A.) for the transferal of ownership to Walcownia Metali „Łabędy" S.A. of 32 430 shares of Walcownia Metali Nieżelaznych Sp. z o.o. (WMN Sp. z o.o.). The face value of these assets is PLN 25 944 thousand.
The shares disposed of represent 60.11% of the share capital and of the number of votes at the General Shareholders Meeting of WMN Sp. z o.o. The sale price of these shares amounts to PLN 30 936 thousand, and is equal to their carrying value in the accounts of KGHM Ecoren S.A. at 30 September 2006.
Following the transfer of ownership of these shares, KGHM Ecoren S.A. does not own any shares in this company, while the commitment of Walcownia Metali „Łabędy" S.A. in the share capital and in the number of votes at the General Shareholders Meeting of WMN Sp. z o.o. amounts to 94.88%.
The shares of WMN sp. z o.o. transferred to Walcownia Metali „Łabędy" S.A. represent a contribution in kind by KGHM Ecoren S.A. to cover the payment of 3 093 612 shares with a face value and purchase price of PLN 10 each in the increased share capital of Walcownia Metali „Łabędy" S.A. (this change in share capital of Walcownia Metali „Łabędy" S.A. has not yet been registered).

Additional Explanatory Notes
Note Nr 14

INFORMATION ON THE RELATIONSHIP BETWEEN THE COMPANY AND ITS LEGAL ANTECEDENT, AND ON THE METHOD AND SCOPE OF TRANSFER OF ASSETS AND LIABILITIES

The legal antecedent of the Company was a State-owned enterprise - Kombinat Górniczo-Hutniczy Miedzi in Lubin - transformed into a State-owned, joint stock company pursuant to principles set down in the law dated 13 July 1990 on the privatisation of State-owned enterprises.

Additional Explanatory Notes
Note Nr 15

INFORMATION ON CORRECTIONS TO INFLATION LEVEL

The financial statements and comparative financial data are not subject to correction due to inflation.

Additional Explanatory Notes
Note Nr 16

CHANGES TO DATA PRESENTED IN THE FINANCIAL STATEMENTS AND IN COMPARABLE DATA, VERSUS THOSE OF PREVIOUSLY- PREPARED AND PUBLISHED FINANCIAL STATEMENTS

There are differences between the financial statements here presented and data for the comparable period, due to the adjustment of comparative periods to the methodology for presentation introduced in 2006.

1. Change in presentation of advances received for deliveries

Items of equity and liabilities	Amount before change in methodology at 31 December 2005	Changes	Value after changes of methodology at 31 December 2005
Short term liabilities - advances received for deliveries		3 912	3 912
Other short term accruals and deferred income	249 882	(3 912)	245 970

2. The change in the classification of bought call options as hedging transactions under operating cash flow in the cash flow statement in the amount of PLN 1 110 thousand simultaneously adjusting investment activities. This change affected neither the balance sheet nor the income statement.

Additional Explanatory Notes
Note Nr 17

CHANGES OF ACCOUNTING POLICIES IN RELATION TO PRIOR FINANCIAL PERIOD

During the current period there were no changes made in accounting principles. In respect of the prior financial year, changes were made in presentation within the scope described in additional explanatory note nr 16.

Additional explanatory notes
Note nr 18

CORRECTIONS TO FUNDAMENTAL ERRORS, THEIR REASON, DESCRIPTION AND IMPACT ON THE MATERIAL AND FINANCIAL SITUATION AND ON THE FINANCIAL RESULT

There were no fundamental errors in the current period.

Additional Explanatory Notes
Note Nr 19

GOING CONCERN CONSIDERATION

The statements of the Company have been prepared under the going concern consideration.
There are no reasons suggesting any threats to the going concern consideration in the foreseeable future.

Additional Explanatory Notes
Note Nr 20

MERGER OF COMPANIES

There were no mergers of KGHM Polska Miedź S.A. with other entities in the current financial period. This financial statement does not contain data on merged entities.

Additional Explanatory Notes
Note Nr 21

OTHER ADDITIONAL EXPLANATORY INFORMATION

Company telecom assets

DIALOG S.A.

The value of the shares held in DIALOG S.A. at 31 December 2006 accounted for using the equity method in the financial statements of KGHM Polska Miedź S.A. amounts to PLN 1 046 650 thousand.

The year 2006 was one of significant changes for the fixed telecoms market. Strong competition from mobile phone operators meant that operators recorded a fall in revenues from traditional voice services. Also in 2006 there was very rapid development of the broadband internet access market.

In accordance with the accepted strategy of KGHM Polska Miedź S.A. towards DIALOG S.A., the company has prepared a business plan, aimed at increasing the value of the company.

DIALOG S.A., like other operators, in 2006 carried out projects which over the next several years should lead to further growth of the company and to an increase in revenues. The most important area of activity in 2006 was the active sale of broadband internet access services. Thanks to this the company in 2006 increased its client base making use of broadband internet access services by 37.8 thousand, and at the end of the year had 96.4 thousand clients using the internet, including 64.9 thousand clients with access based on xDSL technology. The company is also involved in the sale and continuation of traditional voice services. However, the situation on the market meant that the company reduced its number of lines, and at the end of 2006 had 438 thousand ringing lines. There was also a change in the subscriber structure – the business mix (calculated as the number of business lines to total ringing lines) amounted to 31.8%. In addition, the company pursued projects whose planned implementation will generate future revenues: the establishment of internet tv (IPTV) and the sale of mobile telephone services based on mobile virtual network operators (MVNO).

Due to the intensive growth of internet services, DIALOG S.A. in October 2006 acquired 90% of the shares of the internet shop VIVID.pl. Thanks to this it will be able to expand its product line and activities through an additional channel for selling its services.

In May 2006 Telefonia DIALOG S.A. redeemed bonds acquired by KGHM Polska Miedź S.A. in the total nominal amount of PLN 200 mln. The company financed this operation partially using its own internal funds, and partially using funds arising from commercial bank credit.

On 22 February 2007 DIALOG S.A. purchased an organised part of a company called e-wro, in respect of which the Company purchased an Ethernet technology network together with 6.5 thousand subscribers with Internet access, along with other tangible and intangible assets. The acquisition of this network increases the ability of DIALOG S.A. to provide modern services (e.g. interactive television, etc.).

Company results

In 2006 DIALOG S.A. earned PLN 500 959 thousand in revenues from sales (versus PLN 501 432 thousand earned in 2005), achieving a profit on sales of PLN 54 614 thousand (versus PLN 61 654 thousand in 2005). EBITDA in DIALOG S.A. during this period amounted to PLN 121 496 thousand (EBITDA adjusted by permanent diminution in value of assets amounted to PLN 148 887 thousand in 2005). The strong competition from mobile phone operators meant that the company had a lower profitability on services. The EBITDA margin in 2006 was 24.7% versus 29.7% in 2005.

Thanks to restructuring of the company's debt in 2005, and to the refinancing in May 2006 of the remainder of its debt, DIALOG is generating lower financial costs than in prior periods.

In 2006 the result on financial activities was negative, and amounted to PLN (5 541) thousand versus PLN (37 453) thousand in the prior period.

As a result of the above, in 2006 DIALOG S.A. earned a net profit of PLN 71 271 thousand (versus a net loss of PLN (173 445) thousand in 2005).

Polkomtel S.A.

The value of the shares of Polkomtel S.A. at 31 December 2006 accounted for using the equity method in the financial statements of KGHM Polska Miedź S.A. is PLN 687 700 thousand.

In 2006 the company earned revenues from sales of PLN 7 359 014 thousand (in the comparable period of 2005 revenues amounted to PLN 6 495 963 thousand), achieving a profit on sales of PLN 1 466 412 thousand (versus PLN 1 293 221 thousand in 2005). In 2006 Polkomtel S.A. earned EBITDA of PLN 2 477 548 thousand (PLN 2 301 159 thousand). Net profit amounted to PLN 1 121 670 thousand (PLN 1 067 105 thousand).

In July 2006 Polkomtel S.A. paid a shareholders dividend from undistributed prior for the years prior to 2005 and from net profit for 2005. The total dividend amounted to PLN 2 352 375 thousand (representing PLN 114.75 per share) and was paid to shareholders proportionally to their commitment in the share capital of Polkomtel S.A. Given the fact that KGHM Polska Miedź S.A. owns 19.61% of the share capital of Polkomtel S.A., the amount of the dividend attributable to KGHM Polska Miedź S.A. amounts to PLN 461 270 thousand. Also, in January 2007 the Supervisory Board resolved to pay an advance on the dividend for 2006 in the amount of PLN 253 380 thousand. The amount attributable to KGHM Polska Miedź S.A. amounts to PLN 49 684 thousand.

In December 2005 a group of financial institutions announced a bid for the purchase of the shares of TDC. As a result of settlement of this bid there was a change of control over this entity. Based on the statutes of Polkomtel S.A., TDC Mobile International A/S offered to sell the shares it holds to the remaining shareholders.

As a result of a so-called Change of Ownership in relation to TDC Mobile International A/S, the other shareholders of Polkomtel S.A. obtained the right to acquire a total of 4 019 780 shares of Polkomtel S.A. held by TDC Mobile International A/S. On 10 March 2006, KGHM Polska Miedź S.A., PKN Orlen S.A., PSE S.A. and Węglokoks S.A. as the purchasers, and TDC Mobile International A/S as the seller, executed an "Agreement on the Acceptance of the Offer and Conditional Transfer of Shares in Polkomtel S.A." This agreement was described in detail in a current report dated 10 March 2006 and in the annual report for 2005.

On 10 March 2006, Vodafone Americas Inc. filed suit at the International Court of Arbitration of the Federal Chamber of Commerce in Vienna, in which claims were made against six entities, naming TDC Mobile

International A/S as the Principle Respondent, Polkomtel S.A. as the First Auxiliary Respondent and KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as further Auxiliary Respondents. In this suit, Vodafone Americas Inc. has questioned, among others, the manner of setting the price by TDC International A/S in the offer addressed to the other shareholders. At the date of preparation of this report this dispute had not yet reached a conclusion, and it is not possible to state when these proceedings will be concluded, nor the results of these proceedings.

Additional information necessary to enable holders of listed securities resident in the United Kingdom to obtain any relief from United Kingdom taxation to which they are entitled in respect of their holding of such securities

Holders of securities issued by KGHM Polska Miedź S.A. resident in the United Kingdom should discuss with professional advisors if they can obtain any relief from United Kingdom taxation in respect of holding such securities

SIGNATURES OF ALL MEMBERS OF THE MANAGEMENT BOARD			
DATE	FIRST, LAST NAME	POSITION	SIGNATURE
5 March 2007	*Krzysztof Skóra*	President of the Management Board	
5 March 2007	*Maksymilian Bylicki*	I Vice President of the Management Board	
5 March 2007	*Marek Fusiński*	Vice President of the Management Board	
5 March 2007	*Stanisław Kot*	Vice President of the Management Board	
5 March 2007	*Ireneusz Reszczyński*	Vice President of the Management Board	

SIGNATURE OF PERSON RESPONSIBLE FOR COMPANY ACCOUNTING			
DATE	FIRST, LAST NAME	POSITION	SIGNATURE
5 March 2007	*Ludmiła Mordylak*	acting Executive Director of Accounting Services Center Chief Accountant of KGHM	

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A.

REPORT ON THE COMPANY'S ACTIVITIES IN 2006

Lubin, March 2007

KGHM POLSKA MIEDŹ S.A. IN THE YEARS 1997-2006

		1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	Change (2005=100%)
Income statement												
Revenues from sales	000 PLN	4 089 469	3 641 672	4 113 297	4 982 763	4 240 797	4 480 185	4 740 424	6 341 994	8 000 085	11 669 730	145.9
Profit on sales	000 PLN	904 959	240 384	347 500	941 142	193 864	143 940	431 369	1 629 107	2 706 766	4 259 578	157.4
EBITDA*	000 PLN	1 203 165	562 402	540 246	1 238 588	259 526	425 199	653 246	1 827 006	2 800 002	4 545 538	162.3
Profit before taxation	000 PLN	914 023	310 048	(57 628)	795 090	(242 991)	310 080	522 766	1 445 903	2 634 563	4 053 351	153.9
Net profit	000 PLN	501 800	178 750	(169 899)	617 967	(281 503)	254 546	529 587	1 397 169	2 289 356	3 395 130	148.3
Balance sheet												
Total assets	000 PLN	4 936 662	4 974 870	4 883 709	5 756 870	7 739 361	8 155 072	8 212 967	8 948 436	10 977 254	12 506 119	113.9
Total liabilities and provisions for liabilities	000 PLN	629 369	568 717	473 902	607 509	2 819 758	2 645 247	3 219 824	3 611 632	4 763 176	4 575 260	96.1
Provisions	000 PLN	216 453	206 181	712 902	772 912	1 250 685	1 354 599	1 366 117	1 460 034	1 666 358	1 704 972	102.3
Financial ratios												
Earnings per share (EPS)	PLN	2.51	0.89	(0.85)	3.09	(1.41)	1.27	2.65	6.99	11.45	16.98	148.3
Dividend per share (DPS) **	PLN	0.25	0.10	-	1.00	-	-	-	2.00	10.00	x	x
Price per share / Earnings per share (P/E)	x	5.2	14.0	(30.6)	8.3	(9.2)	10.6	9.9	4.5	5.5	5.2	94.5
Current liquidity	x	2.20	2.31	2.65	2.27	1.03	1.19	1.18	1.23	1.39	2.12	152.5
Quick liquidity	x	1.00	0.93	0.99	0.90	0.68	0.60	0.75	0.77	0.98	1.47	150.0
Debt ratio	%	14.2	13.5	14.3	15.9	37.0	34.2	41.0	24.0	28.2	23.0	81.6
Durability of financing structure	%	86.1	87.1	85.7	84.1	63.0	79.0	75.2	75.0	70.6	76.4	108.2
Return on assets (ROA)	%	10.2	3.6	(3.5)	10.7	(3.6)	3.1	6.5	15.6	20.9	27.1	129.7
Return on equity (ROE)	%	12.5	4.4	(4.9)	15.2	(7.8)	6.4	15.2	26.2	36.8	42.8	116.3
Production results												
Electrolytic copper production	t	440 644	446 837	470 494	486 002	498 451	508 674	529 616	550 066	560 255	556 624	99.4
Metallic silver production	t	1 029	1 098	1 093	1 119	1 163	1 192	1 358	1 344	1 244	1 242	99.8
Macroeconomic data												
Copper prices on LME	USD/t	2 276	1 653	1 574	1 814	1 578	1 558	1 780	2 868	3 684	6 731	182.7
Silver prices on LBM	USD/troz	4.88	5.54	5.23	4.95	4.39	4.60	4.88	6.66	7.31	11.55	158.0
Exchange rate	PLN/USD	3.28	3.49	3.96	4.35	4.10	4.08	3.89	3.65	3.23	3.10	96.0
Other data												
Market value of Company shares at end of period	PLN/share	13.50	12.50	26.20	25.80	13.00	13.50	26.20	31.30	62.50	89.00	142.4
Tangible investments	000 PLN	648 575	487 498	378 957	584 136	429 160	359 952	423 840	616 441	650 794	709 271	109.0
Equity investments	000 PLN	465 866	189 522	228 664	468 326	271 369	105 364	146 340	707 248	612 581	24 289	4.0
Electrolytic copper production cost	PLN/t	5 527	5 556	5 836	6 156	6 328	6 305	6 237	6 660	7 723	10 323	133.7
Electrolytic copper production cost	USD/t	1 685	1 590	1 472	1 417	1 544	1 545	1 603	1 825	2 388	3 325	139.2

* *operating profit + depreciation*

** *dividend for financial year*

In this report, financial data for 2005 have been restated to the extent described in pt. 9 of the Introduction to the annual financial statements, while a description of differences in relation to previously-published financial statements is presented in additional explanatory note nr 16 of the financial statements.
Data for 2004 are presented in accordance with the SA-R 2005 annual report.

1. COMPANY DESCRIPTION

1.1. COMPANY ORGANISATION

In 2006 the multi-divisional structure of the Company, functioning under the name KGHM Polska Miedź S.A., comprised a Head Office and 10 Divisions.

The organisational structure of KGHM Polska Miedź S.A. at 31 December 2006 is presented in the diagram below:

Diagram 1. Organisational structure of the Company at 31 December 2006


KGHM Polska Miedź S.A.
LUBIN MINE
POLKOWICE – SIEROSZOWICE MINE
RUDNA MINE
ORE ENRICHMENT PLANTS
TAILINGS PLANT
GŁOGÓW SMELTER
LEGNICA SMELTER
CEDYNIA WIRE ROD PLANT
HEAD OFFICE
MINE-SMELTE EMERGENCY RESCUE UNIT
DATA CENTER

<u>Supervisory Board of the Company</u>

The composition of the VI-th term Supervisory Board of KGHM Polska Miedź S.A. at 1 January 2006 was as follows:

- Elżbieta Niebisz - Chairman,
- Tadeusz Janusz – Deputy Chairman,
- Jan Rymarczyk - Secretary,
- Krzysztof Szamałek,
- Maciej Kruk,
- Marek Wierzbowski

together with the following employee representatives:

- Józef Czyczerski,
- Leszek Hajdacki,
- Ryszard Kurek.

On 30 January 2006 Marek Wierzbowski submitted his resignation from membership on the Supervisory Board.

The Extraordinary General Shareholders Meeting of KGHM Polska Miedź S.A. on 31 January 2006 passed resolutions on recalling the following persons from the Supervisory Board: Elżbieta Niebisz, Jan Rymarczyk, Krzysztof Szamałek and Tadeusz Janusz, and appointed the following persons to the Supervisory Board: Czesław Cichoń, Antoni Dynowski, Krzysztof Skóra, Marcin Ślęzak and Ryszard Wojnowski.

On 10 February 2006 the Supervisory Board appointed the following functions: Chairman of the Board – Antoni Dynowski, Deputy Chairman – Maciej Kruk and Secretary – Józef Czyczerski.

On 24 February 2006, Krzysztof Skóra, who had been delegated by the Supervisory Board to temporarily perform the duties of President of the Management Board, submitted his resignation from membership on the Supervisory Board as a result of his being appointed President of the Management Board by the Supervisory Board.

The Supervisory Board functioned in an 8-person form, and following the submission on 10 August 2006 by Czesław Cichoń of his resignation from membership on the Supervisory Board, it functioned in a 7-person form.

On 24 October 2006 the Extraordinary General Shareholders Meeting recalled the following persons from the Supervisory Board: Antoni Dynowski, Maciej Kruk and Ryszard Wojnowski, and appointed the following persons in their place: Adam Łaganowski, Stanislaw Andrzej Potycz, Jan Sulmicki and Jerzy Żyżyński.

The composition of the Supervisory Board following these changes is as follows:

- Adam Łaganowski,
- Stanisław Andrzej Potycz,
- Jan Sulmicki,
- Marcin Ślęzak,
- Jerzy Żyżyński

together with the following employee representatives:

- Józef Czyczerski,
- Leszek Hajdacki,
- Ryszard Kurek.

On 14 November 2006 the Supervisory Board appointed the following functions: Chairman of the Supervisory Board – Adam Łaganowski, and Deputy Chairman – Stanisław Andrzej Potycz. Since 10 February 2006 Józef Czyczerski has served as Secretary.

Management Board of the Company

During the period from 1 January 2006 to 10 February 2006 the Management Board, and the respective division of duties, was as follows:

- Marek Szczerbiak	President of the Management Board,
- Jarosław Andrzej Szczepek	I Vice President of the Management Board, Vice President of the Management Board for Finance-Economics,
- Wiktor Błądek	Vice President of the Management Board for Mining (suspended from the performance of Management Board duties for a period of not longer than 3 months),
- Andrzej Krug	Vice President of the Management Board for Employee Affairs (suspended from the performance of Management Board duties for a period of not longer than 3 months),
- Robert Nowak	Vice President of the Management Board for Trade, Marketing and Hedging,
- Sławomir Pakulski	Vice President of the Management Board for Smelting.

The suspension of Wiktor Błądek and Andrzej Krug from performance of the duties of Vice President was due to a decision of the Supervisory Board dated 19 December 2005.

On 10 February 2006 the Supervisory Board recalled Marek Szczerbiak as President of the Management Board and delegated member of the Supervisory Board Krzysztof Skóra to temporarily perform the duties of President of the Management Board for a period not longer than three months.

On 24 February 2006 the Supervisory Board of KGHM Polska Miedź S.A. appointed Krzysztof Skóra as President of the Management Board and recalled the following persons from the Management Board: Jaroslaw Andrzej Szczepek, Robert Nowak, Slawomir Pakulski and Andrzej Krug. The following persons were appointed to the Management Board as their replacements: Maksymilian Bylicki, Ireneusz Reszczyński, Mirosław Biliński and Marek Fusiński. In addition, effective from 8 March 2006, the suspension of Wiktor Błądek from his duties as a member of the Management Board was lifted.

Following these decisions, the Management Board, and the respective division of duties, was as follows:

- Krzysztof Skóra	President of the Management Board,
- Maksymilian Bylicki	I Vice President of the Management Board for Employee Affairs,
- Mirosław Biliński	Vice President of the Management Board for Smelting,
- Wiktor Błądek	Vice President of the Management Board for Mining (duties assumed from 8 March 2006),
- Marek Fusiński	Vice President of the Management Board for Finance-Economics,
- Ireneusz Reszczyński	Vice President of the Management Board for Trade, Marketing and Hedging.

As a result of the expiration of the Vth-term Management Board of KGHM Polska Miedź S.A., on 14 June 2006 the Supervisory Board appointed Krzysztof Skóra as President of the VIth-term Management Board and appointed the following persons to the VIth-term Management Board: Maksymilian Bylicki, Ireneusz Reszczyński, Marek Fusiński and Stanisław Kot.

The Management Board, and the respective division of duties at 14 June 2006, was as follows:

- Krzysztof Skóra	President of the Management Board,
- Maksymilian Bylicki	I Vice President of the Management Board for Development,
- Marek Fusiński	Vice President of the Management Board for Finance,
- Stanisław Kot	Vice President of the Management Board for Smelting, who is also temporarily executing the rights and duties attributable to the Vice President of the Management Board for Mining,
- Ireneusz Reszczyński	Vice President of the Management Board for Trade.

In accordance with the Statutes of KGHM Polska Miedź S.A., Members of the Management Board are appointed and recalled by the Supervisory Board.

The authority of the Management Board to pass decisions on the issuance or redemption of shares is statutorily limited. Any increase in share capital or issuance of shares requires the approval of the General Shareholders Meeting. The same holds true for the issuance of bonds. The Management Board of the Company does not have the authority to increase the share capital or issue the shares of the Company under conditions specified in art. 444-446 of the Corporate Partnerships and Companies Code.

The employment contracts which are signed with Members of the Management Board (for specified periods of time) state that, in case of the withdrawal (resignation) of a Member of the Management Board and the termination of their contract prior to the time stipulated in the contract, KGHM is due compensation for a period equal to the time remaining to complete the contract, in the amount of 1/12 of the wages for the previous year prior to termination of the contract, for each month, though in any case no longer than in an amount equalling 9 monthly wages for the previous year prior to termination of the contract. Should a Member of the Management Board be recalled and his contract terminated prior to the contractually-specified time, the Member of the Management Board shall receive, in accordance with art. 471 of the Civil Code, compensation due to the loss of an existing source of income and to the premature termination of a contract in an amount equalling the 9 consecutive calendar months prior to termination of the contract.

In addition, employment contracts foresee compensation for Members of the Management Board due to the provision forbidding any activities which would be competitive towards KGHM, for a year's time from the date of termination of the employment contract, in an amount of 25% of the wages received by the Management Board Member under conditions prior to termination of the employment contract, payable in monthly instalments at the end of each month.

1.2. PRODUCTION RESULTS

The main objectives in production in 2006, given a decrease in copper content in the deposit being worked resulting from natural geological conditions, were optimisation of the following:

- utilisation of the resource base and of production capacity, and
- of copper content in ore and concentrate.

The objectives set required fulfilment of the following tasks:

- improving the ore selection system, with respect to minimising losses and depletion,
- improving labor organisation and the degree of utilisation of working time,
- attaining and maintaining a high level of copper and silver recovery during the ore enrichment process,
- optimising the production capacity of specific areas of the Ore Enrichment Plants to process a higher flow of ore from the mines,
- coordinating divisional activities aimed at optimising inventories of copper-bearing materials,
- coordinating the purchase and distribution of scrap,
- beginning the processing of previously-unused types of copper-bearing materials in the form of secondary materials and concentrates,
- maintaining the high quality of electrolytic copper production along with the high level of electrorefining production capacity,
- maintaining the high level of copper and silver recovery,
- maintaining the high quality, and optimising the production volume, of wire rod,
- commencing operation of a new UPCAST installation for the production of oxygen-free wire rod, and
- maintaining the high quality of sulphuric acid production.

Table 1. Mining production

	Unit	2004	2005	2006	Change (2005 =100%)
Copper ore (dry weight)*	'000 t	30 307	30 434	31 279	102.8
of which mineral exploited from deposit**	'000 t	26 418	25 662	25 903	100.9
Copper content in ore	%	1.97	1.89	1.79	94.7
Copper concentrate (dry weight)	t	2 053 007	1 975 538	1 945 401	98.5
Copper content in concentrate	%	25.84	25.89	25.56	98.7

* *As defined by the Ruling of the Council of Ministers dated 6 April 2004 regarding the Polish Classification of Goods and Services (known as PKWiU).*
** *As defined by the Law on Mining and Geology dated 4 February 1994 with later changes and by executory provisions to the Law.*

The decrease in copper content in ore is related to the working of a mineral deposit with lower ore parameters. Thanks to an improvement in the parameters of recovery during processing, this decrease is only partially reflected in the concentrate parameters.

Table 2. Smelting production

	Unit	2004	2005	2006	Change (2005 =100%)
Copper products:					
Electrolytic copper	t	550 066	560 255	**556 624**	99.4
Wire rod (Contirod)	t	231 223	229 135	**232 201**	101.3
Oxygen-free rod (UPCAST)	t	-	-	**2 140**	-
Round billets	t	20 214	14 030	**18 739**	133.6
Granular copper	t	1 707	1 713	**1 939**	113.2
Other metals:					
Metallic silver	t	1 344	1 244	**1 242**	99.8
Metallic gold	kg	527	713	**1 700**	x2.4
Crude lead	t	21 015	21 050	**20 970**	99.6
Other:					
Sulphuric acid	t	604 305	621 570	**674 656**	108.5
Copper sulphate	t	6 871	6 769	**6 810**	100.6
Nickel sulphate	t	2 161	2 027	**2 082**	102.7
Technical selenium	t	83	82	**87**	106.9

The data respecting smelter production in the Company in the past year show that electrolytic copper and wire rod production was maintained at a high level. The increase in the production of round billets was related to a higher market demand. The production of all other smelter products derives from the scale of production of electrolytic copper and the types of raw materials used. An exception to this is the production of lead, which is not directly related to copper production technology, while the level of its production is directly due to the demands of the market. The more-than-doubled increase in the production of gold is due to the high content of this metal in the external copper-bearing materials processed.

Main directions in production

The primary goal in mining over the next several years is to ensure the resource base to enable the achievement of a sufficiently-high level of production over the longest possible time period. Particularly important in this regard are the actions aimed at accessing the Głogów Głęboki Przemysłowy deposit. Actions are also being taken aimed at permanently improving the effectiveness of utilisation of production potential. Realisation of these goals, as respects mining, will be aided by the following projects:

- completing construction on shafts: SG-1, SG-2 and R-XI together with infrastructure and continued construction of the SW-4 shaft,
- development of the underground part of the central ventilation system,
- improvement of the technology for mining thin ore seams based on the room-and-pillar method, and of systems currently being tested based on mechanised processing techniques through the use of combines,
- modernisation of the machinery park to reduce maintenance costs and to adapt the machines to geological conditions,
- the building of a wireless underground communications system to improve labor organisation and as a rapid alarm system for the entire workforce in case of an emergency,
- implementing, and expanding the application, of chemical modification methods for hard-to-enrich semiproducts of the Polkowice Ore Enrichment Plant, and
- developing a technical project for an optimal concentrate dewatering and transport system from the Rudna and Polkowice Ore Enrichment Plants to the Głogów smelter.

With respect to smelting the Company endeavored to optimise the use of its own mineral resources as well as those available on the market, and to maintain a competitive position on the global copper smelting market. Towards this end it will be necessary to achieve the following:

- maintaining the high quality and volume of electrolytic copper production,
- full utilisation of existing copper concentrate processing capacity,
- the purchase of external charges for the production of electrolytic copper to effectively utilise existing production capacity,
- maintaining a higher level of processing of scrap having a composite and atypical chemical structure,

- maximising the use of the production capacity of the electrolytic copper refining installation – the continuous casting of billets at the Legnica smelter, and the production of wire rod and oxygen-free rod at the Cedynia wire rod plant,
- full utilisation of the silver, gold, platinums, nickel and selenium resources in copper-bearing materials,
- maintaining the production capacity of the lead section given a decreased quality of charge materials, and
- commencing the refining of lead at the Legnica smelter and achieving full production capacity in 2007.

1.3. PRODUCT SALES STRUCTURE

In 2006, as in the prior year, there was an increase in the volume of copper sales. 556 902 t of copper and copper products were sold, i.e. 1% (4 627 t) more than in 2005.

Silver sales in comparison to 2005 remained at a similar level, and amounted to 1 239 tonnes. In addition, in 2006 48 tonnes of silver valued at PLN 61 297 thousand were purchased, of which 38 tonnes were re-sold as goods for resale, while 10 tonnes sent for processing.

Table 3. Sales volume for primary products

	Unit	2004	2005	2006	Change (2005 =100%)
Copper and copper products	t	542 681	552 275	**556 902**	100.8
of which export *	t	362 487	378 054	**378 825**	100.2
Silver	t	1 366	1 250	**1 239**	99.1
of which export *	t	1 275	1 162	**1 145**	98.5
Gold	kg	476	630	**1 592**	×2.5
of which export *	kg	199	153	**1 203**	×7.9

** together with sales to European Union countries*

Table 4. Revenues from the sale of primary products* (in '000 PLN)

	2004	2005	2006	Change (2005 =100%)
Total	**6 241 302**	**7 924 195**	**11 264 794**	142.2
of which export **	**4 388 596**	**5 430 520**	**7 664 945**	141.1
Copper and copper products	5 091 358	6 749 792	**9 612 166**	142.4
of which export **	3 460 019	4 582 676	**6 420 149**	140.1
Silver	902 543	902 361	**1 270 781**	140.8
of which export **	831 987	836 224	**1 166 451**	139.5
Gold	22 343	30 360	**95 710**	×3.2
of which export **	8 929	8 431	**72 278**	×8.6
Other products and services	225 058	241 682	**286 138**	118.4
of which export **	87 661	3 190	**6 068**	190.2

** reflecting commodity hedging transactions*
*** together with sales to European Union countries*

In 2006 there was an increase in revenues from sales of copper and copper products by 42% (PLN 2 862 374 thousand). This increase was due to higher than in 2005 copper prices on global markets and to a higher sales volume.

The high prices ensured an increase in revenues from silver sales by 41% (PLN 368 420 thousand) in comparison to revenues in 2005.

The value of revenues from sales in 2006 reflects the negative result from the settlement of commodity hedging instruments in the amount of PLN (2 453 727) thousand (in 2005 PLN (425 289) thousand) and profit from the realisation of currency hedging instruments in the amount of PLN 83 167 thousand (in 2005 PLN 169 760 thousand). The value of revenues from sales was also adjusted by positive exchange rate differences related to the hedging of foreign currency credit which were settled in the result, and were recognised under revenues from cathode exports in the amount of PLN 39 531 thousand (in 2005 PLN 26 867 thousand).

The geographical sales structure of copper and copper products did not change significantly versus the prior year – 32% of the tonnage was sold on the domestic market, while 68% was exported. The largest customers, as in 2005, were companies from Poland, Germany, France, China and the Czech Republic.

In 2006 the following was sold:

- 307 324 t cathodes, of which 24 563 t went to the domestic market, with 282 761 t being exported (together with EU deliveries). Copper cathodes represented 45% of the value of sales of products and services. The largest recipients of cathodes were Germany, France, China, Austria and Ukraine.
- 228 672 t tonnes of copper wire rod, of which 142 615 t went to the domestic market, and 86 057 t was exported. Copper wire rod represented 37% of the value of sales of products and services. The largest recipients of wire rod in the past year were the Czech Republic, Hungary, Ukraine, Switzerland, Austria, Slovakia and Lithuania. In 2006 all of the wire rod sold was produced from the Company's own cathodes.
- 18 663 t of round copper billets, of which 10 900 t went to the domestic market, with 7 763 t being exported. In 2006 copper billets represented 4% of the value of sales of products and services. The largest foreign recipients of billets were France, the Czech Republic, Switzerland and Taiwan.
- 1 239 t of silver were sold, of which 94 t went to the domestic market, and 1 145 t was exported. The largest foreign recipients in the past year were Germany, Belgium and the United Kingdom.

<u>**Macroeconomic sales conditions**</u>

As a result of the dynamic increase in copper prices in the first half of 2006 and their continuation at these high levels during the second half of the year, average electrolytic copper prices on the London Metal Exchange amounted to 6 731 USD/t, which means an increase by 83% versus 2005, when they reached 3 684 USD/t.

Global average annual silver prices in 2006 reached the level of 11.55 USD/troz (371 USD/kg). Average annual silver prices on the London Bullion Market (LBM) were higher by 58% than in 2005, when they were at the level of 7.31 USD/troz (235 USD/kg).

Average monthly prices of copper on the LME and silver on the LBM in the years 2004-2006 are shown in the chart below:

Chart 1. Copper quotations on the LME and silver quotations on the LBM


Copper - '000 USD/t
Silver - USD/kg
Copper
Silver
8,0
7,0
6,0
5,0
4,0
3,0
2,0
14,0
13,0
12,0
11,0
10,0
9,0
8,0
7,0
6,0
5,0
2004
2005
2006

The average USD exchange rate in 2006 was 3.10 PLN/USD and was 4% lower than the rate achieved in 2005 (3.23 PLN/USD).

1.4. SIGNED CONTRACTS IMPACTING THE ACTIVITIES OF THE COMPANY

In 2006 the Company entered into the following significant contracts:

Contract related to the bond program of a subsidiary – DIALOG S.A.

- Contract dated 11 May 2006 regarding the redemption of bonds of DIALOG S.A. (purchased by KGHM Polska Miedź S.A. in July 2003) in the total amount of PLN 200 mln. This contract represents the realisation of an Agreement dated 5 December 2005 entered into between the entities regarding the early redemption of bonds of DIALOG S.A. in the total amount of PLN 679.8 mln.

Agreement on the purchase of the shares of Polkomtel S.A.

- Agreement dated 10 March 2006 entered into between KGHM Polska Miedź S.A., PKN Orlen S.A., PSE S.A. and Węglokoks S.A. as the purchasers, and TDC Mobile International A/S as the seller regarding the conditional disposal of shares of Polkomtel S.A. Pursuant to this agreement KGHM Polska Miedź S.A. may acquire 980 486 shares of Polkomtel S.A. at a price not exceeding EUR 209 863 thousand, i.e. around PLN 816 473 thousand.

  The Agreement was executed subject to the following condition precedent: the expiry or cancellation with respect to the shares covered by the Agreement of the injunction instituted by the District Court in Warsaw.

Trade contracts of the Company (value of contracts based on data current at the time contract signed)

- Contract for the sale of copper cathodes in 2006 signed on 6 January 2006 between KGHM Polska Miedź S.A. and KGHM Polish Copper Ltd. in London. The estimated value of the contract in 2006 was USD 286.9 mln, i.e. appx. PLN 901.4 mln,
- Contract for the purchase of copper concentrate in 2006 signed on 11 August 2006 between KGHM Polska Miedź S.A. and KGHM Polish Copper Ltd. in London. The estimated value of the contract in 2006 was USD 37.1 mln, i.e. appx. PLN 111.5 mln,
- Contract for the purchase of copper-bearing materials in the period September to November 2006, signed on 12 September 2006 between KGHM Polska Miedź S.A. and Trafigura Beheer B.V. Amsterdam. The estimated value of the contract in 2006 was USD 30.8 mln, i.e. appx. PLN 96.4 mln.
- Contract for the sale of copper cathodes in the period January 2007 – June 2008, signed on 6 October 2006 between KGHM Polska Miedź S.A. and Glencore International AG (Switzerland). The estimated value of the contract was USD 307.3 mln, i.e. appx. PLN 951.6 mln.
- Contract for the sale of silver in 2007 signed on 27 December 2006 between KGHM Polska Miedź S.A. and HSBC Bank USA N.A. London Branch. The estimated value of the contract was USD 165.5 mln, i.e. appx. PLN 482.8 mln.

In 2006 as respects the sources of supply of KGHM Polska Miedź S.A. in materials for production, goods and services, a significant change was the increase in the value of purchased copper-bearing materials by PLN 2 038 785 thousand (alongside a quantitative increase from 41 thousand t of Cu to 112 thousand t of Cu). There was no dependence noted on one or more suppliers.

Information on contracts for the auditing or review of the separate or consolidated financial statements

The entity entitled to audit the separate and consolidated financial statements of the Company is PricewaterhouseCoopers Sp. z o.o. with its registered head office in Warsaw. This contract for the auditing and review of financial statements was signed on 14 July 2004. The contract applies both to the review of half-year and to the audit of the annual financial statements as well as to the separate and consolidated financial statements for the years 2004, 2005 and 2006.

Total remuneration due or paid due to the review and audit of the separate and consolidated financial statements of KGHM Polska Miedź S.A. in respect of 2006 amounted to PLN 1 100 thousand (PLN 1 100 thousand in 2005).

Total remuneration due or paid to the entity entitled to audit financial statements for other purposes amounted in 2006 to PLN 225 thousand (in 2005 PLN 718 thousand).

Transactions with related entities

In 2006 the Company entered into transactions with related entities. Among these the most significant for KGHM Polska Miedź S.A. were transactions with KGHM Polish Copper Ltd. and KGHM Kupferhandlesges m.b.H. comprising the sale of copper and copper products and of silver.

Also of significance were the transactions of KGHM Metraco sp z o.o. related to the sale of Company products and to supplying the Company, among others, with scrap and chemicals, and transactions related to supply realised by PHP „Mercus" sp. z o.o.

Additionally the Company also entered into transactions with DIALOG S.A. with respect to the redemption of bonds by this company. A list of all significant transactions with related entities may be found in the financial statements.

1.5. EMPLOYMENT AND REMUNERATION

Employment

Employment in KGHM Polska Miedź S.A. at the end of 2006 was 17 926 persons, and was higher by 1.4% than at the end of the previous year. Average annual employment in KGHM Polska Miedź S.A. was 17 680 persons, and was higher than the level of employment in 2005 by 81 persons.

This increase in employment was related among others to realisation of the investment project „Construction of a lead refinery at the Legnica smelter" and the start-up at the Cedynia wire rod plant of a new UPCAST installation for the production of oxygen-free wire rod.

Table 5. End-of-period employment (nr of persons)

	2004	2005	2006	Change (2005=100%)
Mines	11 533	11 551	**11 682**	101.1
Smelters	4 037	3 976	**4 052**	101.9
Other divisions	2 197	2 150	**2 192**	102.0
Total	**17 767**	**17 677**	**17 926**	**101.4**

Average remuneration

In 2006 there was a real increase in the average monthly wage in the Company. This was due to a 7% increase in basic wage rates in accordance with Additional Protocol Nr 7 to the Collective Labor Agreement for the Employees of KGHM Polska Miedź S.A., to an increase in wage rates for 25% of employees from 1 February and to the payment of a special bonus of 90% of the monthly wage.

Table 6. Average monthly wage (in PLN)

	2004	2005	2006	Change (2005=100%)
Mining divisions	5 933	7 036	**7 348**	104.4
Smelting divisions	4 575	5 232	**5 504**	105.2
Total	**5 597**	**6 584**	**6 883**	**104.5**

From 2007, in accordance with Additional Protocol Nr 9 to the Collective Labor Agreement, the principles have been changed by which the additional annual bonus is paid in KGHM Polska Miedź S.A. The amount of the bonus will depend on the net profit achieved by the Company. Simultaneously, this bonus was detached from those wages representing the basis for negotiation of the average monthly wage increase factor. Excluding the effects of the payment of the additional annual bonus, it is assumed that the amount of funds for wages in 2007 will be at the level of the prior year, while for subsequent years an annual real increase of 1% of the average wage in the Company is planned.

2. INVESTMENT AND DEVELOPMENT

2.1. TANGIBLE INVESTMENTS

In 2006 investments were financed by internal Company resources.

Table 7. Investment expenditures ('000 PLN)

	2004	2005	2006	Change (2005=100%)
Mining	483 289	482 863	**536 566**	111.1
Smelting	95 686	131 299	**150 185**	114.4
Other	37 466	36 632	**22 520**	61.5
Total	616 441	650 794	**709 271**	109.0

Investment activities in 2006 were primarily aimed at development-related projects and at the replacement of equipment. The structure of realised investments is presented in the table below:

Table 8. Structure of realised investments ('000 PLN)

	2004	2005	2006	Share in structure (%)	Change (2005=100%)
Development, of which:	281 255	271 787	**326 266**	46.0	120.0
in mining	230 758	219 624	**230 509**	32.5	105.0
in smelting	38 628	39 392	**87 798**	12.4	×2.2
Replacing equipment, of which:	265 958	282 748	**285 744**	40.3	101.1
mining machinery	139 092	124 269	**139 027**	19.6	111.9
Modernisation	29 847	51 762	**45 895**	6.5	88.7
Conformatory work	11 963	15 668	**25 001**	3.5	159.6
Other	27 418	28 829	**26 365**	3.7	91.5
Total	616 441	650 794	**709 271**	100.0	109.0
including:					
IT	30 264	28 788	**20 034**	2.8	69.6
Ecology	19 226	48 731	**31 670**	4.5	65.0

The most important tasks and facilities realised in 2006 were the following:

- tunnel development to access the Głogów Głęboki Przemysłowy mining region. The investment project titled „Management of the ore in the Głogów Głęboki Przemysłowy mining region" was approved by the Supervisory Board of KGHM Polska Miedź S.A. As a result, the Management Board of the Company confirmed the „Program to commence mining of the ore in the Głogów Głęboki Przemysłowy mining region", detailing complex development of the Głogów Głęboki – Przemysłowy mining region to the year 2015,
- the shaft complexes SG-1 and SG-2 – in the first half of 2006 the vertical transport function of the SG-1 shaft commenced,
- construction of the R-XI shaft – in 2006 work was completed on the final shaft facilities: the hoisting machine and shed, while in the fourth quarter ventilation of the shaft commenced,
- preliminary work related to deepening the SW-4 shaft – preliminary work was carried out along with work related to the surface infrastructure, as well as extension of tunnels towards the shaft,
- replacement of the machine park in the mines – in 2006 160 mining machines were purchased,
- infrastructure in the mining divisions,
- facilities related to improving and maintaining the safe operation of the Żelazny Most tailings pond, and eliminating its impact on the environment,
- construction completed on an installation for the production of oxygen-free wire rod in the Cedynia wire rod plant – enabling the acquisition of additional revenues from the sale of oxygen-free wire rod – with planned production of 15 thousand tonnes annually,
- in December 2006 preliminary operations and guarantee tests were carried out of the lead refinery at the Legnica smelter, and at the beginning of January 2007 operation commenced. Realisation of this investment will enable the acquisition of additional revenues from the sale of refined lead and from the additional production of silver.

Main areas of investment

The main areas of investment in the years 2007-2011 were selected based on the development strategy accepted by the Management Board of the Company and comprise the following key areas:

- maintaining the level of copper production from domestic resources, by:
  - replacing the production-related assets in the divisions,
  - developing the technical infrastructure in the new mining regions,
  - completing construction of the R-IX, R-XI, SG-1 and SG-2 shafts and construction of the SW-4 shaft,
  - realisation of the Głogów Głęboki Przemysłowy project, which will enable maintaining the level of copper production over the long term, and
  - exploring the possibility of mining the Radwanice–Gaworzyce deposit (initiation of mining would commence in about 2012),
- reducing the costs of basic operations and modernising production assets, by:
  - renovation of the hydrotransport installation,
  - exchanging floatation machinery,
  - exchanging screening equipment for preparing ore for grinding in the Ore Enrichment Plants,
  - accelerating the exchange of mining machinery,
  - developing the mechanical processing of rock in the mines (the use of combines), and
  - other investments related to reducing costs which are currently under analysis.
- acquiring an important position on the waste management and processing market, by:
  - building an installation for the production of chemigypsum, and
  - building a pilot installation for the production of a backfill mixture based on waste generated by KGHM,
- initiating industrial exploitation of the rock salt associated with the copper ore, utilising these tunnels, and becoming a leading producer of rock salt in Poland by modernising salt-related investments.

2.2. EQUITY INVESTMENTS

KGHM Polska Miedź S.A. owns direct shares in 20 entities. Three companies belonging to the KGHM Polska Miedź S.A. Group comprise their own capital groups. These are: KGHM Ecoren S.A., PHP „MERCUS" sp. z o.o. and DIALOG S.A. The equity investments of KGHM Polska Miedź S.A. in specific entities is shown in the diagram below.

Diagram 2. Group structure at 31 December 2006 (%)


KGHM Polska Miedź S.A.
KGHM Ecoren S.A. 100
PHP „MERCUS" Sp. z o.o. 100
POL-MIEDŹ TRANS Sp. z o.o. 100
MCZ S.A. 100
KGHM Polish Copper Ltd. 100
DIALOG S.A. 100
KGHM Kupferhandelsges.m.b.H 100
KGHM CONGO S.P.R.L. 100
KGHM CUPRUM sp. z o.o. - CBR 100
CBJ sp. z o.o. 100
PeBeKa S.A. 100
Energetyka sp. z o.o. 100
„Zagłębie" Lubin SSA 100
KGHM Metraco S.A. 99
TUW - CUPRUM 94
MINOVA-KSANTE Spółka z o.o. 30
Polkomtel S.A. 19.61
INFOMONITOR Biuro Informacji Gospodarczej 17
PTR S.A. 12
INTERFERIE S.A. 2
PU „Mercus Serwis" Sp. z o.o. 100
PHU „Lubinpex" Sp. z o.o. 100
PHU „Mercus Bis" Sp. z o.o. 48
TUW-CUPRUM 0.49
Tele Video Media sp. z o.o. 100
Vivid.pl S.A. 90
INOVA Spółka z o.o. 100
DFM ZANAM-LEGMET Sp. z o.o. 100
WFP Hefra SA 98
AQUAKONRAD S.A. in bankruptcy 90
WM „ŁABĘDY" S.A. 75
PCPM sp. z o.o. 74
INTERFERIE S.A. 62
Walcownia Metali Nieżelaznych sp. z o.o. 60
DKE Spółka z o.o. 50
DOL-EKO organizacja odzysku S.A. 20
Telewizja Familijna S.A. in bankruptcy 12

The companies of the Group are diversified in terms of their activities. They offer products and services both related to the core business of KGHM Polska Miedź S.A. (including mine construction, the production of electrical power and heat, mining machinery and equipment and research and development) as well as services unrelated to the core business of KGHM Polska Miedź S.A., such as tourism, transportation, telecommunications and medicine.

In 2006 KGHM Polska Miedź S.A. realised equity investments in the total amount of PLN 24 289 thousand.

Acquisition of shares in the increased share capital of Group companies. The purchase of shares.

- **PHP „MERCUS" sp. z o.o.**

  In February 2006 a change in share capital was registered for the company PHP „MERCUS" sp. z o.o. KGHM Polska Miedź S.A. acquired and paid for in cash shares in the total amount of PLN 4 259 thousand. The resolution of the General Shareholders Meeting on increasing the share capital was passed in December 2005. The company used the funds obtained from this increase on investments related to development of the Electromechanial Production Plant, which specilises in the production of bundled electrical cables.

  Following this increase the share capital of PHP „MERCUS " sp. z o.o. amounts to PLN 10 733 thousand. KGHM Polska Miedź S.A owns 100% of the shares of this company.

- **„Zagłębie" Lubin SSA**

  In June 2006 a change in share capital was registered for the company „Zagłębie" Lubin SSA. KGHM Polska Miedź S.A. acquired and paid for in cash shares in the new emission of the company in the total amount of PLN 9 560 thousand. „Zagłębie" Lubin SSA used the funds obtained from this increase to acquire the stadium belonging to the Municipality of Lubin and on investments related to adapting the stadium to the licensing requirements of the Polish Football Association. As a result of this increase in share capital, KGHM Polska Miedź S.A. increased its direct share in the company from 41% to 79%.

  In September 2006 KGHM Polska Miedź S.A. purchased from PHP „MERCUS" sp. z o.o. 2 000 shares of the company „Zagłębie" Lubin SSA having a total nominal value of PLN 2 000 thousand. As a result of this transaction the direct share of KGHM Polska Miedź S.A. in the equity of this company increased from 79% to 93%.

  At the end of 2006 the share of KGHM Polska Miedź S.A. in this company increased to 100% as the result of „Zagłębie" Lubin SSA redeeming its own shares from minority shareholders outside the KGHM Polska Miedź S.A. Group in order to retire them.

- **KGHM CUPRUM sp. z o.o. - CBR**

  In August 2006 a change in share capital was registered for the company KGHM CUPRUM sp. z o.o. – CBR. KGHM Polska Miedź S.A. acquired and paid for in cash 10 000 newly-issued shares in the increased share capital of KGHM CUPRUM sp. z o.o. – CBR, in the total amount of PLN 5 000 thousand. The company will use the funds obtained from this increase on the construction of an office building in Wrocław, a part of which will be rented out.

  Following this increase the share capital of KGHM CUPRUM sp. z o.o. – CBR amounts to PLN 8 507 thousand. KGHM Polska Miedź S.A owns 100% of the shares of this company.

- **PeBeKa S.A.**

  In August 2006 a change in share capital was registered for the company PeBeKa S.A. KGHM Polska Miedź S.A. acquired and paid for in cash shares in the new emission of the company PeBeKa S.A. in the total amount of PLN 3 470 thousand. The company used the funds obtained from this increase on investments – the purchase of mining machinery. The financial support of this company is due to its increased role in providing services to KGHM Polska Miedź S.A. with respect to mine development work and the construction of new shafts. KGHM Polska Miedź S.A. owns 100% of the shares of this company.

Dividends received

In 2006 KGHM Polska Miedź S.A. received dividends from the following entities:

- Polkomtel S.A.	PLN 461 270 thousand,
- Polish Copper Ltd.	PLN 4 174 thousand,
- CBJ sp. z o.o.	PLN 3 214 thousand,
- MINOVA – KSANTE Spólka z o.o. *(including PLN 297 thousand paid in the form of an advance in 2005)*	PLN 906 thousand,
- PTR S.A.	PLN 331 thousand.

The Ordinary General Shareholders Meeting of POL-MIEDŹ TRANS Sp. z o.o. resolved to pay a dividend to KGHM Polska Miedź S.A. for 2005 in the amount of PLN 4 627 thousand. In December 2006 the Extraordinary General Shareholders Meeting of the company made changes to this resolution, due to the extensive investment program planned by this company over the next several years, and resolved to transfer the profit for 2005 to the reserve capital of POL-MIEDŹ TRANS Sp. z o.o.

In January 2007 the Supervisory Board of Polkomtel S.A. resolved to pay an advance on the anticipated dividend for 2006. The amount of the advance on dividend attributable to KGHM Polska Miedź S.A. amounts to PLN 49 685 thousand.

Other forms of financing Group companies

In 2006 KGHM Polska Miedź S.A. financially supported projects carried out by entities of the KGHM Polska Miedź S.A. Group by the granting of loans and, in the case of the entity Miedziowe Centrum Zdrowia S.A. – by subsidies.

- **KGHM CONGO S.P.R.L.**

  In 2006 this company was financed among others by loans granted by KGHM Polska Miedź S.A. in 2005. The amount acquired from these loans was used for replacing the worn-out machine park. The commitment of KGHM Polska Miedź S.A. at 31 December 2006 due to loans granted to KGHM CONGO S.P.R.L. amounted to USD 200 thousand. In accordance with the agreement these loans will be repaid by the end of the first quarter of 2007.

- **Energetyka sp. z o.o.**

  In 2006 this company made use of funds received from a loan granted by KGHM Polska Miedź S.A. in 2004 in the amount of PLN 9 000 thousand. The funds obtained from this loan were designated for the preparation of an investment – the expansion of power generation capacity. The commitment of KGHM Polska Miedź S.A. at 31 December 2006 due to loans granted to Energetyka sp. z o.o. amounts to PLN 9 000 thousand. In January 2007 this loan was repaid in full.

- **MCZ S.A.**

  In 2006 this company was financed by funds granted by KGHM Polska Miedź S.A. in the form of a subsidy granted based on an agreement from 2005, in the total amount of PLN 11 200 thousand. The purpose of the subsidy was to finance the purchase of specialised medical equipment. The first installment of this subsidy in the amount of PLN 2 240 thousand was transferred to the company in 2005. In 2006, based on an Understanding to this agreement entered into in August 2006, KGHM Polska Miedź S.A. transferred the remaining portion of PLN 8 960 thousand to the company.

- **DIALOG S.A.**

  In May 2006 DIALOG S.A. redeemed its own bonds from KGHM Polska Miedź S.A. having the nominal value of PLN 200 000 thousand. This transaction occurred based on an Agreement with the company entered into in December 2005. The company financed this operation partially with its internal funds, and partially with funds from a bank loan.

Other equity investments

In 2006 KGHM Polska Miedź S.A. continued to participate in the AIG Emerging Europe Infrastructure Fund. The fair value of the investment in this Fund at 31 December 2006 amounted to PLN 14 191 thousand, with a carrying value of PLN 7 933 thousand.

In 2006 the Company received the total amount of PLN 23 353 thousand from the AIG Fund, including due to:
- the redemption of limited partner interests, PLN 5 869 thousand, and
- profit realised from the redemption of limited partner interests, PLN 17 484 thousand.

The Company also paid a management fee of PLN 231 thousand.

Other significant events in the Group

- In July 2006 KGHM Polska Miedź S.A. resolved to terminate activities in the Democratic Republic of Congo. The basis for taking this decision was the lack of economic sense for continuing the investment and the unstable situation in the DRC. Disposal proceedings have been initiated in respect of the company KGHM CONGO S.P.R.L.

- In August 2006 the company INTERFERIE S.A. held an Initial Public Offer of its shares. The company offered 5 mln shares at PLN 6 each. The value of the subscription and sale closed in the amount of PLN 30 mln. Its market debut occurred on 10 August 2006, with the initial listing of rights to the shares of INTERFERIE S.A. on the Warsaw Stock Exchange. The company operates in the tourism sector. This public issuance of shares was aimed at acquiring capital to realise an investment project – the purchase of tourist facilities located near the coastal region of Poland.

  As a result of the introduction of the shares of this company to public trading, the direct share of KGHM Polska Miedź S.A. in the share capital of INTERFERIE S.A. decreased from 3.14% to 2.06% (court registration of this increase in share capital took place on 11 August 2006).

  At the end of 2006 the total share of companies of the KGHM Polska Miedź S.A. Group in INTERFERIE S.A. amounts to PLN 65.67%.

- In October 2006 the Extraordinary General Shareholders Meeting of KGHM Ecoren S.A. resolved to decrease the share capital of the company by PLN 10 052 thousand (through a decrease in the face value of its shares from PLN 10.00 to PLN 9.55) and to transfer the funds from this decrease to KGHM Polska Miedź S.A. The share capital following this decrease amounts to PLN 213 322 thousand.

  In November 2006 the Extraordinary General Meeting of Shareholders of KGHM Metale DSI S.A. resolved to change the name of the company to KGHM Ecoren S.A. This change in its name was registered in December 2006 and was aimed at accenting the altered character of the company along with its new accepted strategy. This assumes involvement in the processing of waste generated by the core business of KGHM Polska Miedź S.A. along with activities on the industrial, and possibly communal, waste market. KGHM Ecoren S.A. is the sole producer of rhenium compounds in Poland, and the sixth-largest globally. The production of rhenium compounds is an important element of the new strategy of this company.

  In September 2006 KGHM Polska Miedź S.A. made repayment of a loan granted by KGHM Ecoren S.A. in the amount of PLN 26 827 thousand. This loan was granted based on an agreement signed in April 2005.

Company telecommunications assets

DIALOG S.A.

The value of the shares held in DIALOG S.A. at 31 December 2006 accounted for using the equity method in the financial statements of KGHM Polska Miedź S.A. amounts to PLN 1 046 650 thousand.

The year 2006 was one of significant changes for the fixed telecoms market. Strong competition from mobile phone operators meant that operators recorded a fall in revenues from traditional voice services. Also in 2006 there was very rapid development of the broadband internet access market.

In accordance with the strategy accepted by KGHM Polska Miedź S.A. towards DIALOG S.A., the company has prepared a business plan aimed at increasing the value of the company.

DIALOG S.A., like other operators, in 2006 carried out projects which over the next several years should lead to further growth of the company and to an increase in revenues. The most important area of activity in 2006 was the active sale of broadband internet access services. Thanks to this the company in 2006 increased its client base making use of broadband internet access services by 37.8 thousand, and at the end of the year had 96.4 thousand clients using the internet, including 64.9 thousand clients with access based on xDSL technology.

The company is also involved in the sale and continuation of traditional voice services. However, the situation on the market meant that the company reduced its number of lines, and at the end of 2006 had 438 thousand ringing lines. There was also a change in the subscriber structure – the business mix (calculated as the number of business lines to total ringing lines) amounted to 31.8%. In addition, the company pursued projects whose planned implementation will generate revenues over the next several years: the establishment of internet tv (IPTV) and the sale of mobile telephone services as a virtual operator (MVNO). Due to the intensive growth of internet services, DIALOG S.A. in October 2006 acquired 90% of the shares of the internet shop VIVID.pl. Thanks to this it will be able to expand its product line and activities through an additional channel for selling its services.

On 22 February 2007 DIALOG S.A. purchased an organised part of a company called e-wro, in respect of which the Company purchased an Ethernet technology network together with 6.5 thousand subscribers with Internet access, along with other tangible and intangible assets. The acquisition of this network increases the ability of DIALOG S.A. to provide modern services (e.g. interactive television, etc.).

In May 2006 DIALOG S.A. redeemed bonds acquired by KGHM Polska Miedź S.A. in the total nominal amount of PLN 200 mln. The company financed this operation partially using its own internal funds, and partially using funds arising from commercial bank credit.

Company results

In 2006 DIALOG S.A. earned revenues from sales of PLN 500 959 thousand (versus PLN 501 432 thousand earned in 2005), achieving a profit on sales of PLN 54 614 thousand (versus PLN 61 654 thousand in 2005). EBITDA in DIALOG S.A. during this period amounted to PLN 121 496 thousand (EBITDA adjusted by permanent diminution of value of assets amounted to PLN 148 887 thousand in 2005). Strong competition from mobile phone operators meant that the company had a lower profitability on services. The EBITDA margin in 2006 was 25% versus 30% in the prior year.
Thanks to restructuring of the company's debt in 2005, and to the refinancing in May 2006 of the remainder of its debt, DIALOG is generating lower financial costs than in prior periods. In 2006 the result on financial activities was negative, and amounted to PLN (5 541) thousand versus PLN (37 453) thousand in the prior period.

In 2006 DIALOG S.A. earned a net profit of PLN 71 271 thousand (versus a net loss of PLN (173 445) thousand in 2005).

<u>Polkomtel S.A.</u>

The value of the shares of Polkomtel S.A. at 31 December 2006 accounted for using the equity method in the financial statements of KGHM Polska Miedź S.A. is PLN 687 700 thousand.

In 2006 the company earned revenues from sales of PLN 7 359 014 thousand (in 2005 revenues amounted to PLN 6 495 963 thousand), achieving a profit on sales of PLN 1 466 412 thousand (versus PLN 1 293 221 thousand in 2005). In 2006 Polkomtel S.A. achieved EBITDA of PLN 2 477 548 thousand (2 301 159 thousand) and a net profit of PLN 1 121 670 thousand (PLN 1 067 105 thousand).

In July 2006 Polkomtel S.A. paid a shareholders dividend from undistributed net profit for the years prior to 2005 and net profit for 2005. The total dividend amounted to PLN 2 352 375 thousand (representing PLN 114.75 per share) and was paid to shareholders proportionally to their commitment in the share capital of Polkomtel S.A. Also, in January 2007 the Supervisory Board resolved to pay an advance on the dividend for 2006 in the amount of PLN 253 380 thousand.

In December 2005 a group of financial institutions announced a bid for the purchase of the shares of TDC. As a result of settlement of this bid there was a change of control over this entity. Consequently, based on the statutes of Polkomtel S.A., TDC Mobile International A/S offered to sell the shares it holds to the remaining shareholders.

As a result of a so-called Change of Ownership in relation to TDC Mobile International A/S, the other shareholders of Polkomtel S.A. obtained the right to acquire a total of 4 019 780 shares of Polkomtel S.A. held by TDC Mobile International A/S. On 10 March 2006, KGHM Polska Miedź S.A., PKN Orlen S.A., PSE S.A. and Węglokoks S.A. as the purchasers, and TDC Mobile International A/S as the seller, executed an "Agreement on the Acceptance of the Offer and Conditional Transfer of Shares in Polkomtel S.A." This agreement was described in detail in a current report dated 10 March 2006 and in the annual report for 2005.

On 10 March 2006, Vodafone Americas Inc. filed claims at the International Court of Arbitration of the Federal Chamber of Commerce in Vienna, in which claims were made against six entities, naming TDC Mobile International A/S as the Principle Respondent, Polkomtel S.A. as the First Auxiliary Respondent and KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as further Auxiliary Respondents. In this suit, Vodafone Americas Inc. has questioned, among others, the manner of setting the price by TDC International A/S in the offer addressed to the other shareholders. At the date of preparation of this report this dispute had not yet reached a conclusion, and it is not possible to state when these proceedings will be concluded, nor the results of these proceedings.

Intentions with respect to other equity investments

The intentions of KGHM Polska Miedź S.A. with respect to equity investments (apart from the telecommunications assets described above) are aimed at:

- investing in areas recognised by KGHM Polska Miedź S.A. as strategic,
- realising investments supporting the core business of KGHM Polska Miedź S.A.,
- activities aimed at improving the structure of the Group, and
- increasing the liquidity of assets and reallocating them in accordance with strategic areas of investment.

The actions of KGHM Polska Miedź S.A. related to supporting the core business assume the realisation of projects aimed at modernising the processes of copper extraction and processing and reducing production costs. In achieving these strategic goals, it is assumed that the subsidiary „Energetyka" sp. z o.o. will realise an investment project related to expanding power generation capacity.

Two contracts signed on 1 December 2003 between PGNiG S.A. and "Energetyka" sp. z o.o for the supply of gas for the purpose of electrical and heating energy production (with subsequent annexes) are still binding for the parties.

The subsidiary "Energetyka" sp. z o.o. has developed a new program of modernisation its power generation system based on current evaluation of demand for energy from KGHM Polska Miedź S.A. divisions and its generation costs. While implementing this program "Energetyka" sp. z o.o. started discussions with PGNiG S.A., with participation of KGHM Polska Miedź S.A., aimed at modifying the contracts to the current KGHM Polska Miedź S.A. demand for energy.

Taking into account the currently developed program and possibility that the contract will be realised in its present form, the subsidiary „Energetyka" sp. z o.o. may have to bear some significant costs, difficult to estimate as at the balance sheet date, which might require an additional financing of the subsidiary by KGHM Polska Miedź S.A.

In January 2007 the Extraordinary General Shareholders Meeting of „Energetyka" sp. z o.o. resolved to increase the share capital of the company by PLN 30 426 thousand. All of the shares in the increased share capital were acquired and paid for in cash by KGHM Polska Miedź S.A. The company allocated the funds from this increase for modernisation of a power plant in Polkowice and for repayment of a loan from KGHM Polska Miedź S.A. in the amount of PLN 9 000 thousand.

The company POL-MIEDŹ TRANS Sp. z o.o. will also have a significant share in the realisation of investment plans, in which significant investment expenditures are planned on realising investments related to modernising its machine park.

Significant investments will also be realised by KGHM Ecoren S.A. within the framework of the accepted strategy. As mentioned above, this company intends to expand its activities into areas related to waste management and to the recovery of elements associated with non-ferrous metal ores.

Evaluation of the possibility of realising investment plans

The financial results of KGHM Polska Miedź S.A. for 2006 permit realisation of the approved equity investment plan, being an integral part of the Budget of the Company for 2007. The Company assumes investment expenditures in 2007 of PLN 1 716.0 mln. To realise these investment projects it is assumed that internal funds will be used.

2.3. ENVIRONMENTAL PROTECTION

In 2006, KGHM Polska Miedź S.A., as in prior years, carried out its production tasks while taking care to protect the natural environment. This adherence to strict environmental standards, both national and arising from the EU, is possible thanks to the systematic modernisation of existing environmental protection equipment, as well as to new investments in this area. In 2006 the Company spent PLN 24 880 thousand on the realisation of projects related to environmental protection, and PLN 45 786 thousand qualified as of a development-type or for maintaining production, though of a significant ecological nature.

Environmental fees

Total environmental fees paid by the Divisions of KGHM Polska Miedź S.A. in 2006 amounted to PLN 88 274 thousand. In comparison to the prior year these fees increased by 10%, with the largest increase related to

fees for the storage of floatation tailings at the Żelazny Most tailings pond. The largest fees paid by the Company were for the following:

- waste storage – PLN 72 625 thousand, including 69 273 thousand for the storage of floatation tailings, and
- discharge of waste water – PLN 10 699 thousand, including PLN 10 692 thousand for the drainoff of excess water from the Żelazny Most tailings pond.

<u>Legal aspect</u>

All of the Divisions of KGHM Polska Miedź S.A. have current, valid administrative decisions respecting the environment. Environmental fees are calculated pursuant to law and are paid under statutory terms.

In the prior year the following facilities received integrated permits:

- the Ore Enrichment Plants for operating an acid wastes utilisation facility,
- the Cedynia wire rod plant for operating an installation for the melting, continuous casting and drawing of copper.

In 2006 documentation and applications to receive integrated permits were submitted by:

- the Legnica smelter for an installation to produce refined lead, and
- the Głogów smelter for an installation to produce copper, and for the Biechów industrial waste storage facility.

<u>Intentions</u>

The Divisions of the Company have now achieved a high level of environmental protection as respects required technology and emissions to the environment. In this respect there will no longer be any spectacular changes, as confirmed by the stable levels of emissions and environmental fees, and of stability with respect to legal/regulatory matters.

In future it will be necessary to perform on-going maintenance of existing equipment, as well as modernisation due to increasingly-strict laws and the necessity to adhere to the requirements of BAT (Best Available Technology). Among the most important investments planned for the near future are the following:

- continuation of current activities aimed at limiting the impact of the Żelazny Most tailings pond on the environment,
- construction of a treated waste drying and filtration loop at the Głogów smelter,
- construction of the Biechów II industrial waste storage facility at the Głogów smelter,
- modernisation of a dedusting installation for the slag crushing loop of the charge preparation section at the Głogów smelter, and
- renovation of the tailings storage facility at the Legnica smelter in Polowice.

2.4. RESEARCH AND DEVELOPMENT

R&D work is financed by the Company's internal funds. In certain cases these are realised using the support of public and EU funds.

Expenditures by KGHM Polska Miedź S.A. on R&D work in 2006 amounted to PLN 6 055 thousand. They were lower in comparison to prior years. The work begun in 2006 on the new strategy and on introducing legal and organisational changes in the Company impacted decisions on carrying out certain areas of research.

Table 9. Expenditures on R&D ('000 PLN)

	2004	2005	2006	Change (2005=100%)
Mining	5 823	6 698	**3 670**	54.8
Smelting	3 346	3 516	**2 385**	67.8
Total	9 169	10 214	**6 055**	59.3

Work carried out by the Company in 2006 concentrated on projects aimed at:

- reducing production costs,
- developing new sources of additional revenues, and
- minimising environmental impact through the implementation of best available technology.

In 2007, based on the newly-developed management model for research and development activities, it is planned that, apart from specialised projects, R&D work will be carried out mainly in the form of large research programs. R&D work will be carried out in particular in areas described in the Company Strategy.

3. Financial Statements and Analysis

3.1. Balance Sheet: Assets

Total assets increased by PLN 1 528 865 thousand, i.e. by 14%, in comparison to their amount at the end of 2005.

Table 10. Assets and their structure as at end of period ('000 PLN)

	31.12.2005	31.12.2006	Structure (%)	Change (2005=100%)
Non-current assets	7 078 691	**7 127 151**	57.0	100.7
Intangible assets	61 725	**57 235**	0.5	92.7
Tangible fixed assets	3 602 627	**4 035 493**	32.3	112.0
Long term debtors	1 759	**1 664**	0.0	94.6
Long term investments	2 691 428	**2 564 745**	20.5	95.3
Long term prepayments	721 152	**468 014**	3.7	64.9
Current assets	3 898 563	**5 378 968**	43.0	138.0
Inventories	1 133 655	**1 638 172**	13.1	144.5
Short term debtors	711 716	**1 282 428**	10.3	180.2
Short term investments	2 047 964	**2 453 412**	19.6	119.8
Short term prepayments	5 228	**4 956**	0.0	94.8
TOTAL ASSETS	10 977 254	**12 506 119**	100.0	113.9

The largest item in the structure of assets is tangible fixed assets, whose value at the end of 2006 was higher than the prior year by PLN 432 866 thousand. The twelve-percent increase in these assets is due among others to realisation of the investment program. Tangible investments in 2006 amounted to PLN 709 271 thousand, i.e. double depreciation costs. In comparison to 2005 there was a significant increase in the value of buildings and engineering infrastructure (an increase by PLN 359 230 thousand, i.e. by 25%) and of machinery and equipment (an increase by PLN 142 137 thousand, i.e. by 10%) – in 2006 expenditures incurred from the replacement of mining machinery amounted to PLN 139 027 thousand.

Long-term investments are primarily composed of shares in the amount of PLN 2 506 476 thousand. During 2006 the value of long-term investments decreased by PLN 126 683 thousand due to the following events:

	'000 PLN
Value of investments at 31 December 2005	2 691 428
– Revaluation using the equity method	(191 203)
– Acquisition of limited partner interests	50 000
– An increase in the share capital of companies	22 288
– Other	(7 768)
Value of investments at 31 December 2006	2 564 745

The primary cause of the decrease in investments was the dividends received from subordinated entities, which decreased the valuation of entities accounted for using the equity method. The value of dividends received in 2006 amounted to PLN 469 267 thousand, of which PLN 461 270 thousand was with respect to the dividend received from Polkomtel S.A. Among the factors increasing the value of long term investments, the most important was the acquisition of limited partner interests in the fund DWS Plynna Lokata Plus for PLN 50 000 thousand.

The decrease in long term prepayments is mainly due to temporary differences between the balance sheet value and taxable value of this item. As a result, the value of the deferred tax asset decreased by PLN 252 624 thousand, of which:

- PLN 156 285 thousand decreased the result, mainly due to the decision to terminate the process of selling DIALOG S.A. As there were no reasons for maintaining the tax asset created for this purpose in a prior period, the result was decreased by PLN 185 929 thousand (at 30 September 2006), and
- PLN 96 339 thousand decreased the revaluation reserve, due to changes in the measurement of future cash flow hedging instruments.

In current assets the largest item is short term investments, whose value compared to the end of 2005 increased by PLN 405 448 thousand (20%). The financial situation of the Company enabled the investment of unallocated

cash resources in financial assets, mainly short term bank accounts. The carrying value of these assets together with monetary resources increased by PLN 501 163 thousand to PLN 2 144 772 thousand. There was a decrease however in debt securities due to the redemption of bonds by DIALOG S.A. in May 2006 (PLN 200 000 thousand). At the end of the year KGHM owned no short term securities.

The increase in inventories (by PLN 504 517 thousand, i.e. 45%) was mainly related to semi-products and work in progress. The process of rebuilding the inventories of copper anodes continued, which at the beginning of the year were at a very low level. Anode inventories increased nearly ten-fold, i.e. from 1 883 tonnes to 18 305 tonnes of Cu. In addition, the value of inventories was affected by the cost of copper production, representing the basis for the valuation of work in progress and finished goods inventories. The unit cost increased from 7 723 PLN/t in 2005 to 10 323 PLN/t Cu in 2006.

An important item in the structure of current assets is short term debtors in the amount of PLN 1 282 428 thousand, including trade debtors representing 82% of this amount. The increase in trade debtors by PLN 483 397 thousand, i.e. by 85%, is due among others to a higher value of sales.

The financial situation of the Company is reflected in the increase of assets turnover ratios. There was no change in the liquid assets turnover ratio, due to the similar rates of increase of debtors and revenues from sales.

Table 11. Assets effectiveness ratios

	2005	2006
Assets turnover ratio	0.7	**0.9**
Non-current assets turnover ratio	1.1	**1.6**
Current assets turnover ratio	2.1	**2.2**
Liquid assets turnover ratio	3.4	**3.4**

Ratios calculated based on end-of-year balances, pursuant to methodology described in Annex A.

3.2. BALANCE SHEET: EQUITY AND LIABILITIES

In 2006 the basic source of financing of assets was equity, whose share in total assets amounted to 63% (57% in 2005).

Table 12. Sources of financing of assets and their structure, as at end of period ('000 PLN)

	31.12.2005	31.12.2006	Structure (%)	Change (2005=100%)
Equity	**6 214 078**	**7 930 859**	**63.4**	**127.6**
Share capital	2 000 000	**2 000 000**	16.0	100.0
Reserve capital	2 083 888	**2 326 738**	18.6	111.7
Revaluation reserve	(159 166)	**208 991**	1.7	-
Retained profit (loss) from prior years	-	-	-	-
Net profit (loss)	2 289 356	**3 395 130**	27.1	148.3
Liabilities and provisions for liabilities	**4 763 176**	**4 575 260**	**36.6**	**96.1**
Provisions for liabilities	1 666 358	**1 704 972**	13.6	102.3
Long term liabilities	40 489	**29 552**	0.2	73.0
Short term liabilities	2 808 977	**2 541 686**	20.3	90.5
Accruals and deferred income	247 352	**299 050**	2.4	120.9
Total equity and liabilities	**10 977 254**	**12 506 119**	**100.0**	**113.9**

The increase in equity was mainly the result of net profit and of changes in the revaluation reserve and reserve capital. In 2006 the Company earned a higher profit than in the prior year by PLN 1 105 774 thousand. The revaluation reserve increased by PLN 368 157 thousand, mainly due to the settlement of hedging instruments, and reserve capital by PLN 242 850 thousand due to the distribution from profit over the minimum statutory requirement and to the transfer of revaluation reserve related to the valuation of tangible fixed assets.

Provisions during the period increased by PLN 38 614 thousand and at the end of 2006 amounted to PLN 1 704 972 thousand, of which the main items were provisions due to:

- future employee benefits (PLN 867 110 thousand) – an increase due to revaluation by PLN 50 091 thousand,
- mine closure costs (PLN 459 254 thousand) – an increase by PLN 80 494 thousand, and
- deferred income taxation (PLN 313 303 thousand) – a decrease by PLN 9 323 thousand.

With respect to short term liabilities, nearly half represented liabilities related to financial instruments. Their value decreased in comparison to 2005 from PLN 1 360 533 thousand to PLN 1 047 992 thousand. There was also a decrease in liabilities due to trade debtors, whose value at the end of 2006 amounted to PLN 578 051 thousand (a decrease by 5%). Alongside a higher level of operating costs there was a decrease in the length of the trade liabilities repayment period, from 42 to 28 days (multiple of trade liabilities at the end of the year and operating costs, in days).

Long term liabilities were mainly comprised of financial leasing (PLN 16 552 thousand) and loans (PLN 13 000 thousand).

The decrease in liabilities together with provisions, alongside an increase in equity, caused a decrease in the debt ratio from 43% to 37% (being the percentage share of liabilities, provisions and accruals and deferred income in total equity and liabilities).

Accruals mainly related to wages together with charges which decreased the result for 2006, which are paid after approval of the annual financial statements (PLN 229 767 thousand).

The ratios describing the relation between equity and assets did not change significantly in respect of 2005.

Table 13. Assets financing ratios

	2005	2006
Level of assets coverage by equity	0.6	**0.6**
Level of non-current assets coverage by equity	0.9	**1.1**
Level of non-current assets coverage by long term capital	1.1	**1.4**
Level of current assets coverage by short term liabilities	0.7	**0.5**

Ratios calculated based on year-end balances, pursuant to methodology described in Annex A.

Off-balance sheet liabilities and debtors

At 31 December 2006 contingent debtors of the Company amounted to PLN 157 638 thousand and mainly related to disputed issues with tax authorities. Contingent liabilities at the end of 2006 amounted to PLN 730 031 thousand, including PLN 718 569 thousand due to the agreement on the acceptance of the offer and conditional transfer of shares of Polkomtel S.A.

The remaining off-balance sheet liabilities are composed of:

- liabilities due to obtaining free, statutory rights to perpetual usufruct of State Treasury land for a period of 99 years in the amount of PLN 379 819 thousand – these liabilities are not payable, but only represent a basis to make yearly payments to the State budget,
- liabilities in the amount of PLN 30 648 thousand due to rationalization and R&D work (also in this regard PLN 23 158 thousand was presented in accruals), and
- liabilities in the amount of PLN 6 312 thousand due to disputed issues, court proceedings in progress, etc.

3.3. LIQUIDITY

Financial resources of the Company

The Structure of Company cash and cash equivalents is shown in the table below:

Table 14. Structure of Company cash and cash equivalents at end of period ('000 PLN)

	31.12.2004	31.12.2005	31.12.2006	Change (2005=100%)
Cash on hand and in bank accounts	2 797	2 465	**398**	16.1
Other monetary assets, of which:	317 789	1 641 144	**2 144 374**	130.7
- monetary assets payable up to 3 months	317 513	1 640 111	**2 142 446**	130.6
- interest on financial assets payable up to 3 months	276	1 033	**1 928**	186.6
Total	**320 586**	**1 643 609**	**2 144 772**	**130.5**

Concentrating the cash and cash equivalents of the Divisions causes cash on hand and in bank deposits to be maintained at a low level. The significant increase in monetary assets is the result of an advantageous macroeconomic situation.

Financial income from the depositing of periodically unallocated cash resources and financial investments is shown below:

Table 15. Financial income from the depositing of periodically unallocated cash and cash equivalents and short-term investments ('000 PLN)

	2004	2005	2006	Change (2005=100%)
On-demand bank deposits	598	48	**119**	×2.5
Securities	97 979	40 900	**4 264**	10.4
Fixed term bank deposits	5 798	20 130	**60 495**	×3.0
Total	**104 375**	**61 078**	**64 878**	**106.2**

Periodically unallocated cash and cash equivalents deposited in fixed term bank deposits generated financial income in the amount of PLN 60 495 thousand. The increase in income from fixed term bank deposits was due to the increase in the level of cash and cash equivalents.

The decrease in financial income from investments in securities was due to the redemption of the bonds of DIALOG S.A. held by the Company.

Credit servicing in 2006

In 2006 the Company did not make use of external sources of financing, and at 31 December 2006 held no liabilities due to bank loans.

The Company has access to a line of credit in a current account in Bank Handlowy w Warszawie S.A. up to USD 10 000 thousand. At 31 December 2006 the Company had not made use of this credit line.

3.4. INCOME STATEMENT

Profit before extraordinary items and taxation in 2006 amounted to PLN 4 053 351 thousand, and was higher by 54% in relation to the prior year. This result was due to:

- a profit from sales of PLN 4 259 578 thousand,
- a loss on other operating activities of PLN (58 409) thousand,
- a loss on financial activities of PLN (147 818) thousand.

Table 16. Basic items of the income statement ('000 PLN)

	2004	2005	2006	Change (2005=100%)
Revenues from the sale of products, goods for resale and materials	6 341 994	8 000 085	**11 669 730**	145.9
Operating costs	4 712 887	5 293 319	**7 410 152**	140.0
Profit (loss) from sales	**1 629 107**	**2 706 766**	**4 259 578**	157.4
Other operating income	77 044	85 425	**64 495**	75.5
Other operating costs	152 122	283 493	**122 904**	43.4
Operating profit (loss)	**1 554 029**	**2 508 698**	**4 201 169**	167.5
Financial income	526 889	395 152	**274 221**	69.4
Financial costs	635 015	269 287	**422 039**	156.7
Profit (loss) before taxation	**1 445 903**	**2 634 563**	**4 053 351**	153.9
Taxation	295 552	417 331	**936 283**	×2.2
Share in net profits of subordinated entities accounted for using the equity method	246 818	72 124	**278 062**	×3.9
Net profit (loss)	**1 397 169**	**2 289 356**	**3 395 130**	148.3

In relation to 2005 the following external factors were the primary cause of the increase in the result on sales: the increase in copper prices by 83% and silver prices by 58%.

Factors negatively affecting the result on sales were the increase in the negative result from the settlement of hedging transactions, from PLN (228 662) thousand to PLN (2 331 029) thousand (detailed on page 6), the increase in the unit cost of electrolytic copper production by 34% (including in production from internal concentrates by 7%), and the strengthening of the PLN versus the USD by 4%.

Table 17. Basic factors affecting the result from sales of KGHM Polska Miedź S.A.

	Unit	2004	2005	2006	Change (2005=100%)
Sale of copper and copper products	t	542 681	552 275	**556 902**	100.8
Silver sales	t	1 366	1 250	**1 239**	99.1
Average copper price on LME	USD/t	2 868	3 684	**6 731**	182.7
Average silver price on LBM	USD/troz	6.66	7.31	**11.55**	158.0
Average USD/PLN exchange rate per NBP	PLN/USD	3.65	3.23	**3.10**	96.0
Unit electrolytic copper production cost	PLN/t	6 660	7 723	**10 323**	133.7
	USD/t	1 825	2 388	**3 325**	139.2

In 2006, 97% of revenues from sales represented revenues from the sale of products, of which: 43% was from the sale of cathodes and their parts, 35% was from copper wire rod, and 11% was from metallic silver. Revenues from the sale of products were higher by PLN 3 340 599 thousand, i.e. by 42% in relation to the prior year. This was due to higher realised prices: copper by 41%, and silver by 42%.

The loss in other operating activities of PLN (58 409) thousand was due to:	'000 PLN
- the release and creation of provisions, of which for:	(43 174)
- employee and related liabilities	(50 091)
- contingent liabilities, unresolved issues	(6 967)
- future mine closure costs	5 263
- R&D projects	5 377
- loss from the disposal of non-financial, non-current assets	(10 569)
- donations granted	(7 556)
- write-off of the equivalent of allowances	6 780
- other	(3 890)

The loss in financial activities of PLN (147 818) thousand was comprised of:

	'000 PLN
- a change in the measurement of derivative instruments	(138 588)
- interest	69 927
- exchange rate differences	(63 653)
- revaluation of the provision for future mine closure costs	(19 708)
- profit from other financial investments	17 384
- loss from the disposal of investments	(11 883)
- other	(1 297)

The profit before taxation was reduced by income tax in the amount of PLN 936 283 thousand. Taxation in the amount of PLN 789 321 thousand was increased by PLN 146 962 thousand due to temporary differences.

In accordance with the requirements of the tax law, the basis for taxation (taxable base) was established by the adjustment of profit before taxation („+" being an increase, „-" being a decrease in the profit before taxation):

Table 18. Adjustment to profit before taxation by the change in taxable base ('000 PLN)

Profit before taxation	**4 053 351**
- Adjustment of the taxable base due to accrual and measurement of derivative instruments	+290 740
- Adjustment of the taxable base due changes in provisions	+169 311
- Adjustment of the taxable base due exchange rate differences	(13 021)
- Other adjustments	(341 705)
Taxable income after adjustments	**4 158 676**
Income tax at the rate of 19 %	**790 148**
- Other adjustments (tax increases, taxation lifted, tax-free income, tax deductions and tax decreases)	(827)
Current income taxation	**789 321**

Financial ratios

The table below shows the ratios describing the economic activities of KGHM in the years 2004-2006:

Table 19. Basic economic ratios for the Company

	2004	2005	2006
Current liquidity	1.23	1.39	**2.12**
Quick liquidity	0.77	0.98	**1.47**
ROA - return on assets (%)	15.6	20.9	**27.1**
ROE - return on equity (%)	26.2	36.8	**42.8**
Debt ratio (%)	24.0	28.2	**23.0**
Durability of financing structure (%)	75.0	70.6	**76.4**

Liquidity ratios show the relationship of current assets, or their more liquid part, to short-term liabilities. The increase in the liquidity ratios was mainly due to an increase in current assets by 38% alongside a decrease in short term liabilities by 10%.

The increase in the financial result by 48% was the main factor responsible for improving the profitability factors: return on assets (ROA), and return on equity (ROE).

The decrease in the debt ratio was due to a decrease in liabilities and provisions for liabilities by 4% alongside an increase in equity by 28%. The increase in the durability of financing structure ratio was due to the increase in equity.

Capital market ratios

The Company's activities are characterised by the following capital market ratios, significant from an investor's point of view:

Table 20. Capital market ratios

		2004	2005	2006
EPS (PLN)	*Net profit (loss) / number of shares*	6.99	11.45	**16.98**
P/CE	*Price per share / financial surplus per share**	3.7	4.8	**4.8**
P/E	*Price per share / earnings per share*	4.5	5.5	**5.2**
MC/S	*Market capitalisation**/ revenues from sales*	1.0	1.6	**1.5**
P/BV	*Price per share / book value per share****	1.2	2.0	**2.2**

** Financial surplus per share= net profit + depreciation*

*** Market capitalisation represents total shares outstanding times share price from the last day of the year.*

(200 mln shares x 31.30 PLN in 2004; 62.50 PLN in 2005; 89.00 PLN in 2006)

**** Book value equals that of the balance sheet date.*

3.5. COSTS OF BASIC OPERATIONS

The operating costs of the Company are significantly impacted by the electrolytic copper production cost.

Table 21. Unit electrolytic copper production costs

	Unit	2004	2005	2006	Change (2005=100%)
Total unit copper production cost	PLN/t	6 660	7 723	**10 323**	133.7
	USD/t	1 825	2 388	**3 325**	139.2
incl.: from internal charges	PLN/t	6 278	7 421	**7 971**	107.4

The total unit copper production cost increased by 2 600 PLN/t, i.e. by 34%, mainly due to an increase in the value of scrap used in production, imported concentrate and other external copper-bearing materials (+ 3 126 PLN/t). The increase in the value of used copper-bearing materials was due to: higher purchase prices (1 973 PLN/t) and to a larger amount of external charges used, from 44 thousand tonnes of copper to 102 thousand tonnes of copper (1 153 PLN/t). Simultaneously, the favorable valuation of silver and gold in suspended anode slimes reduced the increase in the unit cost by 471 PLN/t.

The cost of copper production from internal charges increased by 550 PLN/t, i.e. by 7%, which was due to an increase in the following costs: labor, depreciation, materials and energy, external services and to taxes and fees.

The cost of copper production represents 87% of total costs by type. The structure of costs by type is shown in the table below:

Table 22. Structure of costs by type (%)

	2004	2005	2006
Depreciation	6	5	**4**
Materials and energy consumption	38	36	**53**
incl. purchased external charges	*10*	*9*	***33***
External services	17	17	**13**
Labor costs	32	35	**25**
Taxes and fees	5	5	**4**
Other	2	2	**1**

In 2006 total costs by type increased versus the prior year by PLN 2 411 765 thousand, i.e. by 46%. The main cause was the increased value of purchased copper-bearing materials by PLN 2 048 785 thousand. Of this amount, PLN 1 247 816 thousand represents an increase due to an increase in purchase prices (from 11 184 PLN/t Cu to 22 283 PLN/t Cu).

Costs by type, excluding the value of purchased copper-bearing materials, increased by PLN 362 980 thousand, i.e. by 8%, mainly due to an increase in the following costs: labor, materials and fuels, depreciation and energy.

3.6. UNUSUAL EVENTS IMPACTING THE FINANCIAL RESULTS OF THE COMPANY

The results of the Company were impacted by decisions related to the inclusion in the accounts of 2006 of the following events of an unusual character:

Table 23. Major unusual events impacting the financial results of the Company ('000 PLN)

	impact on profit before taxation
Provisions created or increased for future expenses and liabilities, due to:	
– revaluation of provisions for future employee benefits – retirement/disability rights, jubilee awards and coal equivalent payments	(50 091)
– revaluation of provisions for future mine closure costs and for the costs of liquidating other technological objects	(14 445)
– liabilities towards the company Glencore Internationale A.G.	(8 658)
– property tax and interest on property tax	(4 890)
Release or decrease of provisions, due to:	
– release of provisions for mining fees	3 489
– other due to resolution of issues	1 689
Valuation of long and short term financial assets	
– accounting of shares in subordinated entities using the equity method *	278 062
– result of measurement of derivative instruments	(138 588)
Write-offs revaluing debtors and tangible assets (or their reversal):	
– allowances for other debtors together with interest (excess of allowances released over created)	9 853

* *impact on net profit*

3.7. RISK MANAGEMENT

In 2006 strategies hedging the copper price represented appx. 34% of sales of this metal realised by the Company (in 2005 they represented appx. 20%). In the case of silver they amounted to appx. 31% (in 2005 appx. 37%). In the case of the currency market, hedged revenues from sales represented appx. 13% of total revenues from sales realised by the Company (in 2005 appx. 17%).

Transactions hedging metals prices were settled with a negative result, while currency hedging transactions were settled with a positive result. In 2006 the result on derivative instruments amounted to PLN (2 481 500) thousand, of which PLN (2 331 029) thousand (in 2005 it was PLN (228 662) thousand) adjusted revenues from sales (being the amount transferred from equity to profit and loss in the financial period), while PLN (11 883) thousand (in 2005 +PLN 9 942 thousand) represented financial costs (loss from the disposal of investments), and PLN (138 588) thousand (in 2005 +PLN 15 766 thousand) adjusted the financial result due to the measurement of derivative transactions. Detailed information on hedging transactions adjusting revenues from sales by commodity and currency transactions and those related to the hedging of credit may be found on page 6.

In 2006 the Company implemented copper price hedging strategies in the total volume of 84 thousand tonnes and a time horizon falling in 2007. The Company made use of options and swaps contracts. In addition, during this period the Company implemented adjustment hedge transactions in the total volume of 14.4 thousand tonnes and a time horizon falling in June, August and September 2006, and January, March and April 2007.

In the case of the silver market, during the analysed period strategies were implemented hedging the price of this metal in the total volume of 5.4 mln troz (appx. 168 tonnes) and a time horizon falling in 2007 and 2008, using options instruments, of which 2.4 mln troz respecting 2007 were closed. In 2006 on the silver market adjustment hedge transactions were also implemented in the total volume of 2 194 111 troz (appx. 68 tonnes) and a time horizon falling in July, November and December 2006.

In 2006 the Company implemented adjustment hedge transactions on the gold market in a volume of 7 984 troz (appx. 247 kg) and a time horizon falling in August and November 2006.

With respect to activities on the currency market, the Company during the period implemented strategies hedging the USD/PLN rate in the total nominal amount of USD 90 mln and an expiry date falling in the fourth quarter of 2006, using options and forward contracts. In addition, during the period adjustment hedge

transactions were implemented in the total nominal amount of USD 61.37 mln and a time horizon falling in June and July 2006.

The Company remains hedged for a portion of copper sales planned in 2007 (174 thousand t), for a portion of silver sales planned in 2007 (2.1 mln troz) and in 2008 (2.4 mln troz), as well as for a portion of revenues from sales (currency market), planned to be achieved in 2007 (USD 135 mln).

The Company continuously monitors the commodity and currency markets, which are the basis for taking decisions on implementing hedging strategies.

A detailed description of the risk management policy of the Company together with an identification of the main types of risk may be found in additional explanatory notes Nr 1.2.10-12.

3.8. DISPUTED ISSUES

Proceedings before a court, a body appropriate for arbitration or a body of public administration

At 31 December 2006 the total amount of disputed proceedings both by and against the Company amounted to PLN 177 097 thousand, including relating to debtors of PLN 138 239 thousand and liabilities of PLN 38 858 thousand.

The largest proceedings of the Company respecting debtors at the end of 2006 involved:

- **debtors due to additional payment from net profit for 1996**

  The amount contested is PLN 23 729 thousand. On 3 July 2003 the Company appealed the decision of the Legnica branch of the Tax Office in Wroclaw to the Wroclaw branch of the Supreme Administrative Court (known as the NSA). As a result of this appeal being dismissed, the Company submitted a cassation appeal to the NSA in Warsaw. By a decision dated 30 June 2004 the NSA overturned the cassation appeal of the Company. On 7 December 2004 the Company submitted a constitutional appeal to the Constitutional Tribunal. Simultaneously the Company submitted a constitutional appeal in analogous proceedings respecting debtors due to additional payment from net profit for 1997, the amount disputed being PLN 5 292 thousand. At the date of publication of this report these appeals had not yet been heard.

- **property tax on underground mining works for the years 2003-2005**

  The total amount of proceedings is PLN 31 094 thousand. The mayor of Polkowice by decisions dated 29 June 2006 set the amount of the property tax on underground mining works at PLN 10 411 thousand for 2003, PLN 10 439 thousand for 2004 and PLN 10 244 thousand for 2005. By decisions dated 2 October 2006 the local appeals court (Samorządowe Kolegium Odwoławcze) in Legnica upheld the decisions of the mayor of Polkowice. On 3 November 2006 the Company submitted an appeal to the Voivodeship Administrative Court in Wroclaw of the decisions of the local appeals court in Legnica.

- **corporate income tax for 2001**

  Value of disputed amount: PLN 8 736 thousand. The Company on 13 September 2004 submitted an appeal to the Voivodeship Administrative Court in Wroclaw of the decisions of the Tax Office in Wroclaw, which had assessed the Company with the obligation to pay additional corporate income tax for 2001. On 30 November 2006 the Voivodeship Administrative Court announced a decision overturning the decision of the Director of the Tax Office in Wroclaw. On 5 February 2007 the Company received written justification of the decision. The court partially recognised the validity of the appeal. In the required time the Company will submit a cassation appeal as respects those issues unrecognised by the Voivodeship Administrative Court.

The largest ongoing proceedings related to liabilities based on their legal status at 31 December 2006 respect:

- **payment of damages due to contamination of water from the AQ1 and AQ2 water supplies by the activities of the Lubin mine of KGHM Polska Miedź S.A. on the terrain of the municipality (Gmina) of Warta Bolesławiecka**

  Value of disputed amount: PLN 11 839 thousand. A suit dated 24 March 2003 was submitted to the Regional Court in Legnica, Civil Section I by BOBMARK INTERNATIONAL Sp. z o. o. with its registered head office in Warsaw. On 30 June 2006 the Company received an opinion, prepared by order of the Court, of a company specialised in marketing and market research, regarding the evaluation of the

losses incurred by BOBMARK INTERNATIONAL. The opinion prepared by the company Contract Consulting Kumela i Wspólnicy Spółka Jawna in Kraków is in favor of the Company. At 31 December 2006 the Court had not set a date for hearings.

- **fee for use of a patent for the period from 1 January 1997 to 31 December 2002**

Value of disputed amount: PLN 10 602 thousand. The suit of TKW Combustion Sp. z o.o. in Głowno was submitted to the Regional Court in Świdnica, Section VI Economic Cases, on 30 July 2003. In the opinion of the Company this suit is groundless due to the fact that the basis for utilisation of this project is licensing agreement 1/91 dated 25 July 1991, authorising KGHM Polska Miedź S.A. to make use of this project for an indefinite period, with a licensing fee only for the first five years of use of the project. The court, by a ruling dated 13 January 2004, adjourned the proceedings until the issue of the patent is heard. The proceedings on annulling the patent had not been concluded at 31 December 2006.

4. REALISATION OF COMPANY GROWTH ASSUMPTIONS

4.1. REALISATION OF COMPANY STRATEGY

On 16 October 2006, the „Strategy of KGHM Polska Miedź S.A. and the Group for the years 2007 – 2016" was accepted at a meeting of the Management Board of KGHM Polska Miedź S.A. This strategy was approved by the Supervisory Board of the Company on 5 December 2006.

According to the Strategy, the mission of KGHM Polska Miedź S.A. is as follows: **„The effective processing of natural resources is the way to increase the value of the Company."**

According to this Strategy, the activities of KGHM Polska Miedź S.A. are aimed at increasing the value of the Company by maintaining its position as a global producer of copper and silver, as well as through development as respects the mining and processing of other non-ferrous metals. In addition, the Strategy foresees actions being taken as respects waste management and utilisation, the production of rock salt and optimal utilisation of telecom assets.

The strategy of KGHM Polska Miedź S.A. will be carried out in three main areas:

1. Development and increased effectiveness of the core business

The strategic actions of the Company in this area will be aimed at:

- increasing the resource base, including maintaining the current level of copper production from domestic resources by accessing and mining the Głogów Głęboki Przemysłowy deposit (full production capacity in 2013; forecast investment expenditures appx. PLN 1.8 bln, ore resources over 5 mln tonnes of Cu), evaluating the possibility of mining the Radwanice – Gaworzyce deposit and eventual commencement of accessing of this deposit, and exploration of other copper ore resources in Poland. In addition, the Company assumes the acquisition and mining of foreign deposits of copper and other non-ferrous metals. The Company remains interested in low-cost deposits of copper ore and of other non-ferrous metals. It is assumed that consortiums (joint ventures) will be entered into with leaders in a given market.
- improving management effectiveness, among others by limiting core business costs and increasing the effectiveness of Group companies. In this area actions will be undertaken aimed at improving effectiveness by reducing costs at every stage of the production process, altering the model of mining and smelting management, centralising auxiliary activities and limiting the number of Group companies. With respect to increasing effectiveness and improving the process of management, plans call for the modernisation of production assets, in particular modernising the machinery park, reducing environmental emissions at every stage of production, modernising smelter processes to maintain the capacity to produce high-quality copper, and the development of an integrated, computerised management system.

2. Diversification

In this area the activities of the Company will be aimed at:

- optimising utilisation of its telecom assets by an increase in their value, including a significant strengthening of the position of DIALOG on the Polish market, and acquisitions through the takeover of profitable telecom firms. Due to the assumed significant role of the telecom assets in the property of the Company, a stable inflow of dividends in the future is expected from these assets as well as an increase in their liquidity (Polkomtel and DIALOG) in order to create optimum conditions for KGHM Polska Miedź S.A. to exit from these investments.
- gaining a significant position in the waste management and processing market, in particular by managing and utilising the waste generated by KGHM Polska Miedź S.A., achieving an effective scale of operations in commercial waste management (new technology for the recovery of copper from waste and equity investments, utilising the Company's own integrated recycling system based on smelting).
- commencing the industrial mining of rock salt associated with the copper ore, while also managing post-mining areas. To achieve this, actions will be undertaken to achieve a leading position as a producer of rock salt in Poland, utilising underground spaces in the salt deposit for storage and warehousing of waste.
- examining the possibilities of investing and diversifying into new sectors, including the acquisition of non-ferrous metals and advanced hydrometallurgical technology, preparing and implementing a Technology Development Center program as respects advanced technology, in particular in metallurgy and in waste processing.

3. Support of the development of KGHM

In this area the activities of the Company will be aimed at:

- continued implementation of corporate governance principles,
- an increase in human resource management effectiveness and improvement in working conditions, and
- implementation of a Responsible Business program, which means above all an increase in activity by KGHM on behalf of the local community.

Realisation of the Strategy with respect to the areas discussed will allow achievement of the designated financial goals, including reducing the cost of producing copper from internal charges and generating a net profit over the long term to ensure the growth of the Company. In addition it will prepare the Company for any eventual fall in the price of copper by diversifying into and increasing sales of other raw materials, and by increasing the role of telecom assets in generating financial resources.

4.2. REALISATION OF PROJECTED FINANCIAL RESULTS FOR 2006

In the current report dated 14 July 2006 the Company published its assumptions to the adjusted Budget for 2006.

The projection anticipated the achievement in 2006 of revenues from the sale of products, goods for resale and materials of PLN 10 196 mln and net profit of PLN 3 383 mln.

In 2006 the Company earned revenues from sales of PLN 11 670 mln, which means that planned revenues were exceeded by 15%, with a net profit of PLN 3 395 mln, and thus similar to the planned amount.

The basic assumptions, forecasted results and their realisation are presented in the table below:

Table 24. Realisation of projected Company financial results for 2006

		Forecast dated 30.01.2006 *	Forecast dated 14.07.2006 **	Execution 2006	% of forecast realised
Revenues from sales	mln PLN	8 117	10 196	**11 670**	114.5
Net profit	mln PLN	1 839	3 383	**3 395**	100.4
Average annual copper prices	USD/t	4 200	5 800	**6 731**	116.1
Average annual silver prices	USD/troz	8.00	11.00	**11.55**	105.0
USD/PLN exchange rate	PLN/USD	3.15	3.15	**3.10**	98.4
Electrolytic copper production	'000 t	565	550	**557**	101.3
Silver production	t	1 127	1 156	**1 242**	107.4
Unit cost of electrolytic copper production	PLN/t	8 910	8 880	**10 323**	116.3
Tangible investments	mln PLN	932	858	**709**	82.6

** Based on the Budget for 2006 approved by the Supervisory Board on 30 January 2006*
*** Based on the Adjusted Budget for 2006 approved by the Supervisory Board on 14 July 2006*

The income is superior to the planned primarily due to more advantageous than assumed:

- metals prices on global markets, and
- revenues from the sale of goods for resale and materials

alongside the following factors reducing revenues:

- the effects of settlement of hedging transactions, and
- strengthening of the PLN versus the USD.

The total unit cost of electrolytic copper production in 2006 amounted to 10 323 PLN/t and is higher by 16% than that assumed in the Budget for 2006 (8 880 PLN/t), mainly due to the higher amount and value of purchased copper-bearing materials consumed.

The high level of realisation of the Budget as respects revenues was not reflected in the net profit of the Company due to the following:

- the increase in the share of production of electrolytic copper from purchased copper-bearing materials, causing an increase in costs,
- the settlement and measurement of hedging transactions recognised in financial activity costs, and
- the decision to terminate the process of selling DIALOG S.A., causing a reversal of the deferred tax asset created in 2005.

4.3. PROJECTED COMPANY FINANCIAL SITUATION

On 17 January 2007 the Supervisory Board of KGHM Polska Miedź S.A. approved the Technical-Economic Plan for the years 2007-2011 and the Budget for 2007.

The accepted Budget assumes the achievement in 2007 of revenues from the sale of products, goods for resale and materials in the amount of PLN 10 647 mln and net profit of PLN 2 978 mln.

Basic assumptions of the Budget for 2007 and the Technical-Economic Plan for the years 2007-2011 are presented below:

Table 25. Basic assumptions of the Technical-Economic Plan for the years 2007-2011

	Unit	2007	2008	2009	2010	2011
Average annual electrolytic copper price	USD/t	5 700	5 200	4 000	3 500	3 200
Average annual metallic silver price	USD/troz	12	10	8	8	6
Exchange rate	USD/PLN	2.95	3.00	3.00	3.00	3.00
Electrolytic copper production	'000 t	538	539	539	539	539
Metallic silver production	t	1 125	1 130	1 120	1 160	1 170
Tangible investments	mln PLN	1 142	1 140	950	821	879

In addition, the Company Budget for 2007 forecasts a decrease in operating costs: a total assumed unit cost of copper production of 9 450 PLN/t, which is 8% below that achieved in 2006, alongside a forecast 3% decrease in electrolytic copper production.

The main factors affecting the total planned unit cost of copper production in 2007 are:
- a lower value of consumed external copper-bearing materials,
- an increase in labor costs - mainly due to changes in the Collective Labor Agreement relating to the annual bonus for net profit,
- an increase in mine development costs and depreciation, and
- a decrease in the volume of electrolytic copper production.

In subsequent years a decrease in operating costs is forecast, mainly due to: a lower value of external copper-bearing materials consumed and a decrease in the scope of external services, including repairs and mine development (drilling).

The lower amount of electrolytic copper production in comparison to prior years is mainly due to deterioration in the quality of the extracted ore and a decrease in the consumption of purchased copper-bearing materials.

Expenditures on the purchase and construction of fixed assets are mainly related to the realisation of strategic goals, including:
- maintaining the volume of production from internal resources, mainly by the technical preparation of new mining regions,
- limiting core business costs, and
- modernising production assets.

In addition the Company assumes an increase in 2007 in the commitment in Polkomtel S.A. from 19.61% to 26.39% of the share capital of this company.

Given the above assumptions, the Company assumes the achievement in the projected period of positive financial results at a level guaranteeing realisation of planned investments and the payment of dividends.

The dividend policy accepted in the plan reflects practices which are standard for the mining sector – pursuant to the principle that extraordinary profits earned in strong commodity markets should be paid to shareholders in the form of a progressive dividend.

The Management Board shall recommend dividend payments as follows (data in mln PLN)

Net profit	Scale of dividend payment	MIN	MAX
to 700	no dividend	-	-
over 700 to 1 700	200 + 50% of the excess over 700	200	700
over 1 700 to 3 700	700 + 60% of the excess over 1 700	700	1 900
over 3 700	1 900 + 100% of the excess over 3 700	1 900	unlimited

The dividend policy is an element which ensures counterbalancing the amount of dividends paid and the efficient investment of Company resources, which in turn ensures an increase in value in future and the allocation of resources for potential investments still under review.

5. THE COMPANY ON THE SECURITIES MARKETS

5.1. COMPANY QUOTATIONS IN 2006

In July 1997 KGHM Polska Miedź S.A. debuted on the Warsaw Stock Exchange. The shares of the Company are traded on the primary market in a continuous trading system, and are a component of the WIG and WIG20 indices. The Global Depositary Receipts of the Company (GDRs) have been traded since July 1997 on the London Stock Exchange.

The share price of the Company on the last day of trading in 2005 on the Warsaw Stock Exchange was PLN 62.50, and since then has repeatedly reached new historic highs, with the all-time-high closing price of PLN 135.00 being reached on 11 May 2006. Thereafter in 2006 the price of the Company remained below this peak, ending the year on the last day of trading - 29 December 2006 - with the closing price of PLN 89.00. The average daily volume for the shares of KGHM on the Warsaw Stock Exchange in 2006 amounted to 813 thousand. Altogether, over the course of 2006 the share price of KGHM Polska Miedź S.A. increased by 42%. During this same period the WIG index also increased by 42%, and the WIG20 index by 24%.

The share prices of the Company in 2006 compared to the WIG index is shown in the chart below:

Chart 2. Share prices of KGHM Polska Miedź S.A. versus the WIG index


KGHM shares (PLN)
WIG ('000 pts)
140
130
120
110
100
90
80
70
60
55
53
51
49
47
45
43
41
39
37
35
KGHM
WIG
I
II
III
IV
V
VI
VII
VIII
IX
X
XI
XII

In 2006 the share prices of the Company on both exchanges – Polish and British – were similar.

5.2. INFORMATION ON THE OWNERSHIP STRUCTURE AND ON THE ISSUED SHARES OF THE COMPANY

The share capital of the Company amounts to PLN 2 000 000 thousand and is divided into 200 mln ordinary bearer shares having a nominal value of PLN 10 each. Each share grants the right to one vote at the General Shareholders Meeting of the Company. There is no limitation to the transferal of ownership rights to the shares of the Company or with respect to the execution of voting rights accruing to the shares of the Company, other than those generally prescribed by securities markets laws.

Based on information provided to the Company by its shareholders, the only shareholder holding at least 5% of the total number of shares at the General Shareholders Meeting of the Company on 31 December 2006 was the Polish State Treasury, which - based on an announcement dated 12 January 2001- held 88 567 589 shares, representing 44.28% of the share capital of the Company and the same number of votes at the General Shareholders Meeting. In relation to 31 December 2005, there was no change in ownership by the Polish State Treasury in the total number of votes at the General Shareholders Meeting.

Changes in significant packets of shares in 2006:

- Lansdowne Partners Limited Partnership, which, through the funds it manages, on 31 December 2005 held more than 5% of the total number of shares at the General Shareholders Meeting of the Company (5.29%, based on an announcement dated 12 July 2005), in January 2006 reduced its commitment in the share capital of the Company to a level below 5% and on 12 January 2006 controlled a packet of shares granting the right to 4.64 % of the total number of votes.
- Deutsche Bank Trust Company Americas - depositary bank in the depositary receipts program of the Company, which on 31 December 2005 held more than 5% of the total number of shares at the General Shareholders Meeting of the Company (5.01%, based on an announcement dated 11 May 2005; the

number of issued depositary receipts at 31 December 2005 represented 7.31% of all issued shares of the Company) and during 2006 frequently passed the 5% share in the total number of votes:

- on 19 June 2006 it reduced its commitment to the level of 4.86% of the total number of votes,
- on 27 July 2006 it increased its commitment to the level of 5.08% of the total number of votes,
- on 11 September 2006 it reduced its commitment to 4.97% of the total number of votes.

At 31 December 2006 depositary receipts representing 4.34% of the total number of shares of the Company had been issued.

Among management and supervisory personnel, at 31 December 2006, based on information held by the Company, only Ryszard Kurek – a member of the Supervisory Board – was in possession of shares of KGHM Polska Miedź S.A. (10 shares having a total nominal value of PLN 100). The members of the Management Board and Supervisory Board of the Company were not in the possession at 31 December 2006 of shares of the remaining related entities of the Company.

The Management Board of the Company is unaware of any agreements signed in 2006 which could result in changes in the proportion of shares held by present shareholders in the future.

The Company has not issued securities which would grant special proprietary rights in respect of the Company. The State Treasury, as a shareholder of KGHM, may take advantage of special privileges arising from the act dated 3 June 2005 on the specific entitlements of the State Treasury and their execution in joint stock companies of significant importance for public order or public security.

The first shares of the Company were sold by the State Treasury in July 1997. In accordance with art. 36 of the Law dated 30 August 1996 on the commercialisation and privatisation of state enterprises, 15% of the shares of the pool of 200 mln, i.e. 30 mln shares, were granted freely to entitled employees. The shares acquired in this manner by employees were not permitted to be sold for a period of two years from the sale of the first shares by the State Treasury, while members of the Management Board were not allowed to sell their shares for a period of three years. These shares were introduced to stock exchange trading in two tranches:

- 29 995 760 shares from 7 July 1999, and
- 4 240 shares from 7 July 2000 (shares acquired by employees serving as Members of the Management Board).

The Company does not have an employee stock option program and did not acquire any of its own (treasury) shares in 2006.

At the start of 2006 the Company again approved implementation of all of the corporate governance principles described in the document „Best practices in public companies in 2005" (with stipulation to principle nr 20 relating to the independence of Supervisory Board members).

A current declaration regarding the implementation of corporate governance principles, in accordance with the Regulations of the Warsaw Stock Exchange in Warsaw S.A., will be published on the date of publication of this annual report.

ANNEX A: METHODOLOGY FOR CALCULATION OF RATIOS USED IN THIS REPORT

Assets effectiveness ratios

$$\text{Assets turnover ratio} = \frac{\text{revenues from the sale of products, goods for resale and materials}}{\text{total assets}}$$

$$\text{Non-current assets turnover ratio} = \frac{\text{revenues from the sale of products, goods for resale and materials}}{\text{non-current assets}}$$

$$\text{Current assets turnover ratio} = \frac{\text{revenues from the sale of products, goods for resale and materials}}{\text{current assets}}$$

$$\text{Liquid assets turnover ratio} = \frac{\text{revenues from the sale of products, goods for resale and materials}}{\text{short term debtors + cash and cash equivalents}}$$

Assets financing ratios

$$\text{Level of assets coverage by equity} = \frac{\text{equity}}{\text{total assets}}$$

$$\text{Level of non-current assets coverage by equity} = \frac{\text{equity}}{\text{non-current assets}}$$

$$\text{Level of non-current assets coverage by long term capital} = \frac{\text{equity + provisions + long term liabilities}}{\text{non-current assets}}$$

$$\text{Level of current assets coverage by short term liabilities} = \frac{\text{short term liabilities}}{\text{current assets}}$$

Economic activity ratios

$$\text{Return on sales} = \frac{\text{profit from sales}}{\text{revenues from the sale of products, goods for resale and materials}} \times 100$$

$$\text{Current liquidity} = \frac{\text{current assets}}{\text{short term liabilities}}$$

$$\text{Quick liquidity} = \frac{\text{current assets - inventory}}{\text{short term liabilities}}$$

$$\text{ROA (return on assets)} = \frac{\text{net profit}}{\text{total assets}} \times 100$$

$$\text{ROE (return on equity)} = \frac{\text{net profit}}{\text{equity}} \times 100$$

$$\text{Debt ratio} = \frac{\text{total liabilities + accruals and deferred income}}{\text{equity and liabilities}} \times 100$$

$$\text{Durability of financing structure} = \frac{\text{equity + long term provisions + long term liabilities}}{\text{equity and liabilities}} \times 100$$

ANNEX B: CURRENT REPORTS OF THE COMPANY PUBLISHED IN 2007 – TO THE DATE OF PRAPARATION OF THE 2006 ANNUAL REPORT.

After the balance sheet date the Company published the following current reports:

Significant contract with Tele-Fonika Kable S.A. (2007-01-09)

On 8 January 2007 a contract was signed between KGHM Polska Miedź S.A. and Tele-Fonika Kable S.A. for the sale of 8 mm copper wire rod and oxygen-free copper rod Cu-OFE-8-Cl in 2007. The estimated value of this contract is from appx. USD 556 783 thousand (PLN 1 658 546 thousand) to appx. USD 656 028 thousand (PLN 1 954 175 thousand).

Decision of the Court of Appeals regarding abrogation of a resolution of the Ordinary General Shareholders Meeting (2007-01-17)

On 16 January 2007 the Court of Appeals in Wrocław passed a judgement in which it dismissed the appeal of the Company against the ruling of the Regional Court in Legnica abrogating resolution Nr 8/2006 of the Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A. in Lubin not granting approval to the performance of a member of the Management Board of the Company. Apart from that, the Regional Court in Legnica has passed 3 judgements related to abrogating resolutions of the Ordinary General Shareholders Meeting of the Company not granting approval to the performance of Management Board members. In these judgements, one of the resolutions has been abrogated (resolution Nr 9/2006) and in case of the other two members of the Management Board (resolutions Nr 10/2006 and 12/2006), their claims have been dismissed. In both cases the plaintiffs have made an appeal against these rulings. The Company will appeal against the judgement abrogating resolution Nr 9/2006.

Significant contract with MKM Mansfelder Kupfer und Messing GmbH (2007-01-19)

On 18 January 2007 a contract was signed between KGHM Polska Miedź S.A. and MKM Mansfelder Kupfer und Messing GmbH for the sale of copper cathodes in 2007. The estimated value of this contract is USD 317 395 thousand, i.e. PLN 955 772 thousand.

Registration of a change in share capital of the company Warszawska Fabryka Platerów Hefra Spółka Akcyjna (2007-01-31)

On 22 January 2007 a change in share capital was registered for the company Warszawska Fabryka Platerów Hefra Spółka Akcyjna with its registered head office in Warsaw. The share capital was reduced by PLN 28 705 thousand, through a decrease in the face value of its shares from PLN 6.40 to PLN 0.70 per share.

The funds obtained from this decrease in share capital were used to cover the loss from prior years in the amount of PLN 24 962 thousand, while PLN 3 743 thousand was used to increase of reserve capital of the company. The share capital of Warszawska Fabryka Platerów Hefra Spółka Akcyjna after registration of this change amounts to PLN 3 525 thousand and is divided into 5 035 940 shares. KGHM Ecoren S.A. owns 97.52% of the share capital of Warszawska Fabryka Platerów Hefra Spółka Akcyjna.

Transferal of ownership of shares of Walcownia Metali Nieżelaznych Sp. z o.o. (2007-02-02)

On 31 January 2007 an agreement was signed between KGHM Ecoren S.A. and Walcownia Metali „Łabędy" S.A. for the transferal of ownership to Walcownia Metali „Łabędy" S.A. of 32 430 shares of Walcownia Metali Nieżelaznych Sp. z o.o. The face value of these assets is PLN 25 944 thousand. The shares disposed of represent 60.11% of the share capital of WMN Sp. z o.o. The sale price of these shares amounts to PLN 30 936 thousand. Following the transfer of ownership of these shares, KGHM Ecoren S.A. does not own any shares in this company, while the commitment of Walowania Metali „Łabędy" S.A. in the share capital amounts to 94.88%. The shares of WMN sp. z o.o. transfered to Walcownia Metali „Łabędy" S.A. represent a contribution in kind by KGHM Ecoren S.A. to cover the payment of 3 093 612 shares with a face value and purchase price of PLN 10 each in the increased share capital of Walcownia Metali „Łabędy" S.A. (this change in share capital of Walcownia Metali „Łabędy" S.A. has not yet been registered).

Decisions of the Court of Appeals regarding abrogation of resolutions of the Ordinary General Shareholders Meeting (2007-03-01)

On 28 February 2007 the Court of Appeals in Wrocław passed two judgements in which it dismissed the appeals of two former members of the Management Board against the rulings of the Regional Court in Legnica, dismissing their claims regarding abrogating resolutions Nr 10/2006 and 12/2006 of the Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A. in Lubin dated 14 June 2006, not granting approval to the performance of former members of the Management Board.

Other information published:

- the dates of publication of periodic reports in 2007 (5 January 2007),
- a list of reports which were published in 2006 (16 January 2007),
- approval by the Supervisory Board at its meeting on 17 January 2007 of the Technical-Economic Plan for the years 2007-2011 and the Budget for 2007 (17 January 2007).

ANNEX C: LIST OF TABLES, DIAGRAMS AND CHARTS

TABLES

DIAGRAMS

CHARTS

Signatures of all Members of the Management Board			
Date	**First, Last name**	**Position/Function**	**Signature**
5.03.2007	*Krzysztof Skóra*	PRESIDENT OF THE MANAGEMENT BOARD	
5.03.2007	*Maksymilian Bylicki*	I VICE PRESIDENT OF THE MANAGEMENT BOARD	
5.03.2007	*Marek Fusiński*	VICE PRESIDENT OF THE MANAGEMENT BOARD	
5.03.2007	*Stanisław Kot*	VICE PRESIDENT OF THE MANAGEMENT BOARD	
5.03.2007	*Ireneusz Reszczyński*	VICE PRESIDENT OF THE MANAGEMENT BOARD	

END